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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on August 12, 2004

Registration No. 333-115397

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1
TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEW WORLD RESTAURANT GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	13-3690261 (I.R.S. Employer Identification Number)

1687 Cole Boulevard
Golden, Colorado 80401
(303) 568-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jill B. W. Sisson, Esq.
General Counsel and Secretary
New World Restaurant Group, Inc.
1687 Cole Boulevard
Golden, Colorado 80401
(303) 568-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Mashenka Lundberg, Esq.
Holme Roberts & Owen LLP
1700 Lincoln Street, Suite 4100
Denver, Colorado 80203
(303) 861-7000

Approximate date of commencement of proposed sale to public:
From time to time after the effective date of this registration statement.

        If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common stock, par value $.001 per share	957,872 shares	$2.925	$2,801,776	$355.00

(1)
Number of shares to be registered includes shares of common stock underlying warrants. Pursuant to Rule 416 under the Securities Act, this registration statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sale prices of the registrant's common stock on the "pink sheets" on May 7, 2004.

(3)
Previously paid.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where such offers are not permitted.

Subject to completion,
August 12, 2004

PROSPECTUS

957,872 Shares

Common Stock

        We are registering 957,872 shares of common stock issued or issuable upon the exercise of the warrants of New World Restaurant Group, Inc., a Delaware corporation formerly known as New World Coffee-Manhattan Bagel, Inc., held by the selling stockholders. The selling stockholders will receive all of the proceeds from the sale of the shares. We will pay all expenses incident to the registration of the shares under the Securities Act of 1933, as amended.

        Our common stock is currently trading in the "pink sheets" under the symbol "NWRG.PK." On August 9, 2004, the last reported sale price of our common stock was $2.00 per share.

        Investing in our common stock involves risks, which are described in the "Risk Factors" section beginning on page 6 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August     , 2004.

TABLE OF CONTENTS

        You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. The selling stockholders are not offering to sell, or seeking offers to buy, our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
RISK FACTORS
USE OF PROCEEDS
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
VOTING SECURITIES AND PRINCIPAL HOLDERS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        In addition to historical information, this prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words "forecast," "estimate," "project," "intend," "expect," "should," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

  •
  Our ability to achieve our business strategy of revitalizing our concept and menus;

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  Our ability to open new company-owned or licensed Einstein Bros. locations;

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  Our ability to satisfy our obligations under our indebtedness;

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  Changes in the prices of our ingredients;

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  Increasing energy costs;

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  The effect of inflation on our operating expenses;

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  Our ability to attract, retain and motivate qualified employees;

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  Changes in labor costs;

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  Our dependence on our suppliers and distributors;

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  Fluctuations in consumer preferences;

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  The impact of federal, state or local government regulations;

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  Competition in the restaurant industry;

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  Availability and cost of additional capital;

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  Litigation in connection with our business, including food quality claims;

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  Our ability to protect our trademarks, service marks and other proprietary rights;

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  Actions taken by, and claims made against us by, our franchisees; and

  •
  Other risks described from time to time in our periodic reports filed with the Securities and Exchange Commission, or the SEC.

        This list of factors that may affect future performance and the accuracy of forward looking statements is illustrative but not exhaustive. Accordingly, all forward looking statements should be evaluated with an understanding of their inherent uncertainty.

        Except as required by law, we assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our consolidated financial statements and accompanying notes. Any references to "New World," "we," "us" or "our" refer to New World Restaurant Group, Inc. and our subsidiaries. The "Einstein Bros. acquisition" refers to our June 2001 acquisition of substantially all of the assets of Einstein/Noah Bagel Corp. and its majority-owned subsidiary, Einstein/Noah Bagel Partners, which we refer to collectively as "Einstein Bros."

New World Restaurant Group, Inc.

Company Overview

        We are a leader in the quick casual segment of the restaurant industry with 720 locations in 33 states plus the District of Columbia as of June 29, 2004. We specialize in high-quality foods for breakfast and lunch in a café atmosphere with a neighborhood emphasis. Our product offerings include fresh baked goods, made-to-order sandwiches on a variety of breads and bagels, soups, salads, desserts, premium coffees and other café beverages. As of June 29, 2004, our retail system consisted of 459 company-operated, 212 franchised and 49 licensed locations. We also operate a dough production facility.

        We operate as a single business segment with a focus on our company-operated restaurants. Our manufacturing and franchise operations are either supportive or ancillary to our main business focus.

        New World Restaurant Group, Inc. is a Delaware corporation organized in November 1992, and our principal executive offices are located at 1687 Cole Boulevard, Golden, Colorado 80401. The telephone number of our principal executive offices is (303) 568-8000. Our Internet address is www.nwrgi.com. The information on our website is not incorporated by reference into this prospectus.

Industry Overview

        Demographic shifts and evolving lifestyles have affected the U.S. restaurant industry over the past 30 years. According to Technomic, Inc., a food service consulting company, the U.S. foodservice industry (i.e., food consumed outside the home) will account for 49% of total food sales in 2004, up from just 37% in 1975.

        These demographic shifts and evolving lifestyles have more recently given rise to an entirely new segment in the restaurant industry called "quick casual"—the segment in which our brands compete. As defined by Technomic, quick casual restaurants are "attractive and comfortable establishments that serve freshly prepared, wholesome, quality, authentic foods in reasonably fast service formats." According to a recent study by Technomic, quick casual represents approximately a $6.0 billion industry as of 2002 with a 3-year compound growth rate of 11%.

Our Business Strategy

        Our business strategy focuses on the following key areas:

        Revitalize our Concepts.    We are in the process of revitalizing our concepts. We have analyzed consumer survey data, reviewed our restaurant operations in the areas of brand positioning, service systems and customer exposure, and have developed a new store prototype to validate modifications. We anticipate the process to result in a new "look and feel" of our stores, a more efficient flow of service and an enhanced menu. The initial modifications to a select group of test stores are planned for the end of 2004.

        Increase Sales Through Daypart Expansion.    We intend to grow our business by continuing to focus on expanding our dayparts. In the restaurant industry, a daypart is defined as a specific mealtime (e.g., breakfast, lunch, dinner) and those time periods in between each specific mealtime. We believe we have an attractive opportunity to grow our lunch daypart to take advantage of the largest segment of the restaurant industry by offering the consumer a broad menu of high quality foods throughout the day. Specifically, in 2003, we launched product initiatives to expand our selection of gourmet sandwiches, introduced hot lunch offerings and broadened our selection of desserts and premium beverages. We also launched additional service initiatives to improve location-level through-put and speed of service. We are introducing marketing initiatives to increase frequency, build check average and enhance our market reach.

        Develop New Menu Offerings Based on Customer Trends.    Our research indicates that the Einstein Bros. and Noah's brand appeals to our customers because we start with premium quality ingredients and turn them into a selection of fresh foods and drinks. Our gourmet offerings are prepared in front of customers using fresh ingredients, a key trait to the quick casual segment. We strive to maintain a pipeline of new menu offerings that are systematically introduced in order to keep our menu innovative, delicious, and relevant to our consumers' lifestyles.

        Develop Alternative Sales Channels.    We believe we have opportunities to develop multiple sales channels outside of our traditional retail locations. These alternatives can generate incremental revenues, enhance our brands' visibility and improve customer convenience. We have established a vendor partnership with Costco under which we sell Einstein Bros. and Noah's products dual branded with the Kirkland signature brand through more than 300 Costco stores. We entered into a similar arrangement with Target Corp. pursuant to which we sell Einstein Bros. products through more than 100 SuperTarget stores. We expect to attract additional alternative retail customers based on Einstein Bros.' substantial brand equity and superior food quality and freshness.

        Pursue Disciplined Growth.    We have an opportunity to add new company-operated Einstein Bros. locations in existing markets to realize additional operating and marketing efficiencies, leverage existing brand awareness and enhancing customer convenience. We also have opportunities in states in which the Einstein Bros. concept does not currently have a company-operated store presence. We added six new Einstein Bros. company-operated locations during 2003 and intend to open an additional 4 to 6 locations during 2004. We have a strong platform for growth through store licensing as a result of our solid positioning within the quick casual restaurant segment. Our store licensing program, which is available to qualified foodservice operators, continues to expand with 41 licensed store locations open at the end of 2003 up from 26 locations at the end of 2002. We intend to continue that expansion by opening approximately 30 licensed store locations during 2004. We continue to evaluate a franchising program for Einstein Bros., which would be available to experienced, well-capitalized operators, to help build our leadership position in the quick casual segment of the restaurant industry.

Financings

        Debt Refinancing.    On July 8, 2003, we issued $160 million in aggregate principal amount of 13% senior secured notes due 2008, or the $160 million indenture, to replace our $140 million in aggregate principal amount of senior secured increasing rate notes due 2003 (referred to herein as the "increasing rate notes"). On that same date, we also entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank.

        Equity Recapitalization.    In September 2003, we completed an equity recapitalization with our preferred stockholders, who also held a substantial portion of our common stock. Among other things, our Mandatorily Redeemable Series F Preferred Stock, or Series F, was eliminated and our Mandatorily Redeemable Series Z Preferred Stock, or Series Z, was issued to the Halpern Denny

Fund III, L.P., or Halpern Denny. For details about the equity recapitalization, see the discussion under the caption "Business—Equity Recapitalization" in this prospectus.

The Offering

        This prospectus covers the registration of 957,872 shares of our common stock issued or issuable upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holders in private transactions related to the following financings:

  •
  our issuance of increasing rate notes which were repaid in July 2003;

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  our issuances of Series F preferred stock, which was eliminated in our equity recapitalization completed in September 2003; and

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  the formation by us and Greenlight Capital LLC (referred to herein, together with its affiliates, as Greenlight), our controlling stockholder, of a limited liability company for the purpose of acquiring Einstein Bros. 7.25% Convertible Debentures due 2004, or the Einstein bonds. In 2002, we received distributions relating to our investment in the Einstein Bonds.

If these warrant holders were to exercise all of their warrants, the shares of common stock covered by this prospectus held by them would amount to approximately 8.9% of our outstanding common stock.

        Greenlight, our controlling stockholder, holds warrants exercisable into 493,682 shares of common stock. Greenlight beneficially owns approximately 97% of our common stock.

        All of the shares of our common stock covered by this prospectus are being registered by the warrant holders as selling stockholders. Except to the extent of the proceeds we receive from the payment of warrant exercise prices, we will not receive any proceeds from the sale of shares by the selling stockholders. If all of the outstanding warrants underlying common stock covered by this prospectus were exercised for cash, we would receive aggregate proceeds of approximately $0.8 million. The warrants allow for cashless exercise and we will not receive any proceeds from a warrant exercised under the cashless exercise provisions or from any warrants that are not exercised.

        We will pay all expenses incident to the registration of the shares under the Securities Act.

Risk Factors

        You should consider carefully the information included in the "Risk Factors" section of this prospectus, as well as the other information included in this prospectus, before deciding to invest in our common stock.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

        The following table presents our historical financial and operating data for the fiscal years ended December 30, 2003, December 31, 2002, January 1, 2002, December 31, 2000 and December 26, 1999 (in thousands of dollars, except per share information) and for the twenty-six weeks ended June 29, 2004 and July 1, 2003. The financial information for the fiscal years ending December 31, 2000 and December 26, 1999 is derived from our audited and unaudited financial statements, respectively, which are not included in this prospectus. The financial information for the fiscal years ended December 30, 2003, December 31, 2002 and January 1, 2002 is derived from our audited financial statements appearing elsewhere in this prospectus. The financial information for the twenty-six weeks ended June 29, 2004 and July 1, 2003 is derived from our unaudited consolidated financial statements appearing elsewhere in the prospectus. The unaudited consolidated financial data reflect all normal recurring adjustments necessary for a fair presentation of these results. Our results of operations for the twenty-six weeks ended June 29, 2004 are not necessarily indicative of the results that may be expected for the full fiscal year 2004.

	Fiscal Year Ended(3)					Twenty-six Weeks Ended
	December 30, 2003	December 31, 2002	January 1, 2002	December 31, 2000	December 26, 1999	June 29, 2004	July 1, 2003
Income Statement Data:
Total revenues	$383,306	$398,650	$234,175	$43,078	$39,925	$185,360	$192,960
Gross profit	61,631	77,144	44,772	12,940	11,977	32,850	32,498
General and administrative expenses	37,539	42,640	28,647	12,733	6,238	16,818	20,858
Depreciation and amortization	28,200	30,626	15,207	2,254	1,704	10,582	14,297
Charges (adjustments) for integration and reorganization costs	2,132	4,194	4,432	—	—	(799)	—
Impairment charge	5,292	—	3,259	1,076	—	—	—

Income (loss) from operations	(11,802)	(316)	(6,773)	(3,123)	4,035	6,249	(2,657)
Net income (loss) available to common stockholders	$(82,131)	$(68,067)	$(77,220)	$(7,911)	$2,639	$(7,306)	$(35,281)
Per Share Data:
Net income (loss) per share—basic and diluted(1)	$(21.20)	$(51.81)	$(128.736)	$(37.66)	$15.43	$(0.74)	$(22.55)
Cash dividends declared	—	—	—	—	—	—	—
Other Data:
Number of locations at end of period	736	747	770	814	377	720	739
Franchised and licensed	272	287	287	312	362	261	277
Company-operated	464	460	483	502	15	459	462
Increase (decrease) in Einstein and Noah's same store sales(2)	(3.5%)	1.9%	2.5%	4.6%	N/A	(4.3%)	(3.6%)

(1)
The net (loss) earnings per share data are presented as basic earnings per share. Basic earnings per share and diluted earnings per share are the same for all periods presented except the 1999 fiscal year. For the 1999 fiscal year, basic earnings per share were $15.43 and diluted earnings per share were $14.83.

(2)
Same store sales is calculated for Einstein and Noah's company-operated stores open as of the beginning of the previous fiscal period.

(3)
Effective for the quarter ended July 3, 2001, we elected to change our fiscal year end to the Tuesday closest to December 31. Our annual accounting period had previously ended on the Sunday closest to December 31. The fiscal year end dates for 2003, 2002 and 2001 are December 30, 2003, December 31, 2002 and January 1, 2002 respectively, resulting in all years containing 52 weeks.

RISK FACTORS

        You should carefully consider the following risk factors, in addition to the other information in this prospectus, before deciding to invest in our common stock.

Risk Factors Relating to Our Financial Condition

        We have and expect to continue to have a substantial amount of debt.

        We have a high level of debt and are highly leveraged. In addition, we may, subject to certain restrictions, incur substantial additional indebtedness in the future. Our high level of debt, among other things, could:

  •
  make it difficult for us to satisfy our obligations under our indebtedness;

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  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

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  increase our vulnerability to downturns in our business or the economy generally;

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  limit our ability to withstand competitive pressures from our less leveraged competitors; and

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  harm us because a failure by us to comply with the covenants in the instruments and agreements governing our indebtedness could result in an event of default that, if not cured or waived, could result in all of our indebtedness becoming immediately due and payable, which could render us insolvent.

        We may not be able to generate sufficient cash flow to make payments on our indebtedness.

        Economic, financial, competitive, legislative and other factors beyond our control may affect our ability to generate cash flow from operations to make payments on our indebtedness and to fund necessary working capital. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on our debt, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing our debt, selling assets or raising equity. We may not be able to accomplish any of these alternatives on satisfactory terms, if at all, and even if accomplished, they may not yield sufficient funds to service our debt.

Risk Factors Relating to Our Business

        We may not be successful in implementing any or all of the initiatives of our business strategy.

        Our success depends in part on our ability to understand our customers' needs. We believe successful deployment of our current business strategy will address customers' needs and contribute to overall company growth. If we improperly perceive customers' needs and/or are not successful in implementing any or all of the initiatives of our business strategy, it could have a material adverse effect on our business, results of operations, and financial condition.

        We are vulnerable to changes in consumer preferences and economic conditions that could harm our financial results.

        Food service businesses are often affected by changes in consumer tastes, dietary trends, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, local demographics and the type, number and location of competing restaurants may adversely affect the performance of individual locations. Shifts in consumer preferences away from our type of cuisine and/or the quick casual dining style could have a material adverse effect on our results of operations.

        We believe that the trend toward consumption of food low in carbohydrate content may have had and may continue to have a negative impact on our sales and revenues. In addition, inflation and increased food and energy costs may harm the restaurant industry in general and our locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing, which could harm our business prospects, financial condition, operating results and cash flow. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

        There is intense competition in the restaurant industry.

        Our industry is intensely competitive and there are many well-established competitors with substantially greater financial and other resources than we have. In addition to current competitors, one or more new major competitors with substantially greater financial, marketing and operating resources could enter the market at any time and compete directly against us. Also, in virtually every major metropolitan area in which we operate or expect to enter, local or regional competitors already exist.

        We are vulnerable to fluctuations in the cost, availability and quality of our ingredients.

        The cost, availability and quality of the ingredients we use to prepare our food are subject to a range of factors, many of which are beyond our control. Fluctuations in economic and political conditions, weather and demand could adversely affect the cost of our ingredients. We have limited control over fluctuations in the price of commodities, and we may not be able to pass through any cost increases to our customers. We are dependent on frequent deliveries of fresh ingredients, thereby subjecting us to the risk of shortages or interruptions in supply. All of these factors could adversely affect our business and financial results.

        Currently, the restaurant industry is experiencing increases in the cost of dairy and other raw ingredients, as well as increases in energy costs. During the fiscal quarter ended June 29, 2004, we saw the impact of such increases in our food costs, utility bills and transportation charges and we believe this trend will continue through the remainder of the year. These increases directly impact the profitability of company-owned locations, manufacturing operations and distribution channels. While we have purchase commitments for our dairy and other raw ingredients that mitigate immediate increases in food costs, our purchase commitments are not long-term in nature. Accordingly, in the near future we may experience degradation in our profit margins until such time as we are able to pass on increased costs to our consumers.

        We heavily depend on our suppliers and distributors.

        We purchase a majority of our frozen bagel dough from one supplier and purchase other materials from various suppliers. Though to date we have not experienced significant difficulties with our suppliers, our reliance on our suppliers subjects us to a number of risks, including possible delays or interruption in supplies, diminished control over quality and a potential lack of adequate raw material capacity. Any disruption in the supply or degradation in the quality of the materials provided by our suppliers could have a material adverse effect on our business, operating results and financial condition. In addition, such disruptions in supply or degradations in quality could have a long-term detrimental impact on our efforts to develop and maintain a strong brand identity and a loyal consumer base.

        We depend on our network of six regional custom distributors to distribute frozen bagel dough and other materials to our locations. If any one or more of these distributors fails to perform as anticipated, or if there is any disruption in any of our distribution relationships for any reason, it could have a material adverse effect on our business, financial condition and results of operations.

        Increasing labor costs could adversely affect our continued profitability.

        We are dependent upon an available labor pool of unskilled employees, many of whom are hourly employees whose wages may be affected by an increase in the federal or state minimum wage. Numerous proposals have been made on federal, state and local levels to increase minimum wage levels. Although few, if any, of our employees are paid at the minimum wage level, an increase in the minimum wage may create pressure to increase the pay scale for our employees, which would increase our labor costs and those of our franchisees and licensees. A shortage in the labor pool or other general inflationary pressures or changes could also increase labor costs. In addition, changes in labor laws or reclassifications of employees from management to hourly employees could affect our labor costs. For example, new federal overtime regulations under the Fair Labor Standards Act, which go into effect on August 23, 2004, may impact the classification of several of our positions. We are continuing to evaluate the specific impact of these changes. An increase in labor costs could have a material adverse effect on our income from operations and decrease our profitability and cash available to service our debt obligations if we are unable to recover these increases by raising the prices we charge our customers.

        We face the risk of adverse publicity and litigation in connection with our operations.

        We are from time to time the subject of complaints or litigation from our consumers alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us, regardless of whether the allegations are valid or whether we are liable. In addition, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert financial and management resources that would otherwise be used to benefit our future performance. We have been subject to claims from time to time, and although these claims have not historically had a material impact on our operations, a significant increase in the number of these claims or the number that are successful could materially adversely affect our business, prospects, financial condition, operating results or cash flows.

        We rely in part on our franchisees.

        We rely in part on our franchisees and the manner in which they operate their locations to develop and promote our business. Although we have developed criteria to evaluate and screen prospective franchisees, franchisees may not have the business acumen or financial resources necessary to operate successful franchises in their franchise areas. The failure of franchisees to operate franchises successfully could have a material adverse effect on us, our reputation, our ability to collect royalties, our brands and our ability to attract prospective franchisees.

        We face risks associated with government regulation.

        Each of our locations is subject to licensing and regulation by the health, sanitation, safety, labor, building and fire agencies of the respective states and municipalities in which it is located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time, or third-party litigation, any of which could have a material adverse effect on us and our results of operations.

        In addition, our franchise operations are subject to regulation by the Federal Trade Commission. Our franchisees and we must also comply with state franchising laws and a wide range of other state and local rules and regulations applicable to our business. The failure to comply with federal, state and local rules and regulations would have an adverse effect on our franchisees and us.

        Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although we are not aware of any environmental conditions that require remediation by us under federal, state or local law at our properties, we have not conducted a comprehensive environmental review of our properties or operations. We may not have identified all of the potential environmental liabilities at our properties, and any such liabilities that are identified in the future may have a material adverse effect on our financial condition.

        We may not be able to protect our trademarks, service marks and other proprietary rights.

        We believe that our trademarks, service marks and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks, service marks and proprietary rights. However, the actions taken by us may be inadequate to prevent imitation of our products and concepts by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may assert rights in our trademarks, service marks and other proprietary rights.

Risk Factors Relating to Our Common Stock

        We have a majority stockholder.

        Greenlight Capital, L.L.C. and its affiliates, or Greenlight, beneficially owns approximately 97 percent of our common stock. As a result, Greenlight has sufficient voting power, without the vote of any other stockholders, to determine what matters will be submitted for approval by our stockholders, to approve actions by written consent without the approval of any other stockholders, to elect all of our board of directors, and to determine whether a change in control of our company occurs. Greenlight's interests on matters submitted to stockholders may be different from those of other stockholders. Greenlight is not involved in our day-to-day operations, but Greenlight has voted its shares to elect our current board of directors. One of our directors is a current employee of Greenlight. The remaining five directors are not affiliated with Greenlight.

        Our common stock is not currently listed on any stock exchange or Nasdaq. As a result, we are not subject to corporate governance rules recently adopted by the New York Stock Exchange, American Stock Exchange and Nasdaq requiring a majority of directors to be independent and requiring audit, compensation and nominating committees that are composed solely of independent directors. We are, however, subject to rules requiring that the audit committee consist entirely of independent directors. Furthermore, under the rules of these stock exchanges and Nasdaq, if a single stockholder holds more than 50% of the voting power of a listed company, that company is considered a "controlled company" and, except for the rules relating to independence of the audit committee, is exempt from the above-mentioned independence requirements. Since Greenlight beneficially owns approximately 97% of our common stock, we may take advantage of the controlled company exemption if our common stock becomes listed on an exchange or Nasdaq in the future. As a result, our stockholders do not have, and may never have, the protections that these rules are intended to provide.

        Future sales of shares of our common stock by our stockholders could cause our stock price to fall.

        If a substantial number of shares of our common stock are sold in the public market, the market price of our common stock could fall. The perception among investors that these sales will occur could also produce this effect. Our majority stockholder, Greenlight, beneficially holds approximately 97 percent of our common stock, and sales by Greenlight or a perception that Greenlight will sell could cause a decrease in the market price of our common stock. Additionally, holders of outstanding warrants may convert and sell the underlying shares in the public market pursuant to this registration statement. We are currently registering 957,872 shares of common stock underlying certain warrants, of which Greenlight owns warrants to purchase 493,683 shares of our common stock.

        Holders may find it difficult to effect transactions in our common stock.

        Our common stock is currently trading on the "pink sheets" under the symbol "NWRG.PK." Before changing our symbol on October 20, 2003, our common stock traded on the "pink sheets" under the symbol "NWCI.PK." Since our common stock is not listed on Nasdaq, Amex or the New York Stock Exchange, holders of our common stock may find that the liquidity of our common stock is impaired—not only in the number of securities that can be bought and sold, but also through delays in the timing of transactions, lack of security analysts' and the news media's coverage of us, and lower prices for our securities than might otherwise be attained.

        Securities that are not listed on a stock exchange, the Nasdaq National Market or the Nasdaq SmallCap Market are subject to an SEC rule that imposes special requirements on broker-dealers who sell those securities to persons other than their established customers and accredited investors. The broker-dealer must determine that the security is suitable for the purchaser and must obtain the purchaser's written consent prior to the sale. These requirements may make it more difficult for you to sell our stock than the stock of some other companies. It may also affect our ability to raise more capital if and when necessary.

        Before May 22, 2002, our common stock was quoted on the OTC Bulletin Board under the symbol "NWCI.OB." On May 22, 2002, our common stock was removed from the eligible list on the OTC Bulletin Board for a failure to comply with NASD Rule 6530, which resulted from our failure to timely file our Form 10-K for the year ended January 1, 2002. Before November 27, 2001, our common stock was quoted on the Nasdaq National Market under the symbol "NWCI." Effective November 27, 2001, NASDAQ delisted our common stock from the Nasdaq National Market due to corporate governance violations and public interest concerns.

USE OF PROCEEDS

        The shares offered by this prospectus are being offered solely for the account of the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders. We would receive up to approximately $0.8 million upon payment of the exercise price of all of the outstanding warrants underlying common stock covered by this prospectus. The warrants allow for cashless exercise and we will not receive any proceeds from a warrant exercised under the cashless exercise provisions or from any warrants that are not exercised. We intend to use proceeds from the exercise of warrants, if any, for general working capital.

MARKET FOR OUR COMMON STOCK AND
RELATED STOCKHOLDER MATTERS

        Prior to November 27, 2001, our common stock was quoted on the Nasdaq National Market under the symbol "NWCI." On November 27, 2001, our common stock was delisted from the Nasdaq National Market for corporate governance violations and public interest concerns. From November 27, 2001 until May 22, 2002, our common stock was quoted on the OTC Bulletin Board under the symbol "NWCI.OB." On May 22, 2002, our common stock was removed from the eligible list on the OTC Bulletin Board for the failure to timely file our Form 10-K for the year ended January 1, 2002, a violation of NASD Rule 6350. At that time it began trading on the "pink sheets" under the symbol "NWCI.PK." Effective October 20, 2003, in connection with our equity recapitalization, our stock began trading on the "pink sheets" under the symbol "NWRG.PK."

        The following table sets forth the range of high and low closing sale prices or range of high and low bid information, as applicable (as quoted on the OTC Bulletin Board or the "pink sheets," respectively) for our common stock for each fiscal quarter during the periods indicated.

        Over-the-Counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. All share prices have been adjusted for the stock split which occurred in the third quarter of 2003.

	High	Low
Year Ending December 28, 2004:
First Quarter (from December 31, 2003 to March 30, 2004)	$8.00	$3.00
Second Quarter (from March 31, 2004 to June 29, 2004)	$4.99	$2.50
Third Quarter (from June 30, 2004 to August 9, 2004)	$2.98	$1.75
Year Ended December 30, 2003:
First Quarter (from January 1, 2003 to April 1, 2003)	$7.16	$4.21
Second Quarter (from April 2, 2003 to July 1, 2003)	$18.66	$3.19
Third Quarter (from July 2, 2003 to September 30, 2003)	$14.39	$8.37
Fourth Quarter (from October 1, 2003 to December 30, 2003)	$10.00	$3.25
Year Ended December 31, 2002:
First Quarter (from January 1, 2002 to April 2, 2002)	$47.56	$19.26
Second Quarter (from April 3, 2002 to July 2, 2002)	$25.89	$15.05
Third Quarter (from July 3, 2002 to October 1, 2002)	$16.86	$7.83
Fourth Quarter (from October 2, 2002 to December 31, 2002)	$9.03	$3.01

        You are advised to obtain current market quotations for our common stock. No assurance can be given as to the market prices of our common stock at any time after the date of this prospectus.

        As of August 9, 2004, there were approximately 397 holders of record of our common stock. This number does not include individual stockholders who own common stock registered in the name of a nominee under nominee security listings.

        We have not declared or paid any cash dividends on our common stock since our inception. We do not intend to pay any cash dividends in the foreseeable future, and we are precluded from paying cash dividends on our common stock under our financing agreements.

SELECTED FINANCIAL DATA

        The following table sets forth our selected historical financial and operating data on a consolidated basis at December 30, 2003, December 31, 2002, January 1, 2002, December 31, 2000 and December 26, 1999, and for the fiscal years then ended. The income statement data and the balance sheet data as of and for the fiscal years ended December 30, 2003, December 31, 2002 and January 1, 2002 are derived from our consolidated financial statements appearing elsewhere in this prospectus, which have been audited by Grant Thornton LLP, independent registered public accounting firm. The income statement data and the balance sheet data as of and for the fiscal years ended December 31, 2000 and December 26, 1999 are derived from our audited and unaudited consolidated financial statements, respectively, which are not included in this prospectus. As previously disclosed, as a result of management's review of our historical financial information, certain adjustments have been made to the previously reported financial information for the 1999 fiscal year.

        The following table also sets forth our selected historical financial and operating data on a consolidated basis at June 29, 2004 and for the twenty-six weeks ended June 29, 2004 and July 1, 2003, which are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of our consolidated financial position and the consolidated results of our operations for those periods.

        Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

	Fiscal Year Ended(3)					Twenty-six Weeks Ended
	December 30, 2003	December 31, 2002	January 1, 2002	December 31, 2000	December 26, 1999	June 29, 2004	July 1, 2003
	(dollars in thousands, except per share data)
Income Statement Data:
Revenues	$383,306	$398,650	$234,175	$43,078	$39,925	$185,360	$192,960
Cost of sales	321,945	321,506	189,403	30,138	27,948	152,510	160,462
General and administrative expenses	37,539	42,640	28,647	12,733	6,238	16,818	20,858
Depreciation and amortization	28,200	30,626	15,207	2,254	1,704	10,582	14,297
Charges for integration and reorganization costs	2,132	4,194	4,432	—	—	(799)	—
Impairment charge	5,292	—	3,259	1,076	—	—	—

Income (loss) from operations	(11,802)	(316)	(6,773)	(3,123)	4,035	6,249	(2,657)
Interest expense, net(1)	(34,184)	(42,883)	(47,104)	(2,076)	(1,636)	(11,703)	(18,271)
Cumulative change in the fair value of derivatives	993	233	57,680	—	—	—	(70)
Gain on sale of debt securities	374	2,537	241	—	—	—	—
Loss on exchange of Series F due to equity recapitalization	(23,007)	—	—	—	—	—	—
Loss on extinguishment of Greenlight obligation	—	—	(16,641)	—	—	—	—
Permanent impairment in the value of investment in debt securities	—	—	(5,805)	—	—	—	—
Other income (expense)	730	332	(131)	(339)	—	(1,613)	571

Income (loss) before income taxes	(66,986)	(40,107)	(18,533)	(5,538)	2,399	(7,067)	(20,427)
Provision for state income taxes	(812)	(366)	(167)	—	—	(239)	(430)
Extraordinary gain from early debt retirement	—	—	—	—	240	—	—

Net income (loss)	(67,708)	(40,473)	(18,700	(5,538)	2,639	(7,306)	(20,857)
Dividends and accretion on preferred stock	(14,423)	(27,594)	(58,520)	(2,373)	—	—	(14,424)

Net income (loss) available to common stockholders	$(82,131)	$(68,067)	$(77,220)	$(7,911)	$2,639	$(7,306)	$(35,281)

Net income (loss) per share — basic and diluted(2)	$(21.20)	$(51.81)	$(128.36)	$(37.66)	$15.43	$(0.74)	$(22.55)

Other Financial Data:
Depreciation and amortization	$28,200	$30,626	$15,207	$2,254	$1,704	$10,582	$14,297
Capital expenditures	6,921	5,172	3,757	335	—	3,687	3,494

	Fiscal Year Ended(3)
	December 30, 2003	December 31, 2002	January 1, 2002	December 31, 2000	December 26, 1999	June 29, 2004
	(dollars in thousands, except per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$9,575	$10,705	$15,478	$2,271	2,880	$10,323
Property, plant and equipment, net	67,800	81,254	101,117	6,502	7,322	63,234
Total assets	195,025	210,648	283,256	49,220	39,275	185,408
Short-term debt and current portion of long-term debt	2,105	150,872	168,394	16,240	2,841	1,105
Mandatorily redeemable, Series Z preferred stock, $.001 par value, $1000 per share liquidation value	57,000	—	—	—	—	57,000
Long-term debt	161,120	11,011	12,119	1,873	15,557	161,120
Mandatorily redeemable Series F preferred stock, $.001 par value, $1000 per share liquidation value (temporary equity)(4)	—	84,932	57,338	—	—	—
Total stockholders' equity (deficit)	(81,666)	(88,672)	(27,043)	10,967	12,587	(89,137)

(1)
Interest expense is comprised of interest paid or payable in cash and noncash interest expense resulting from the amortization of debt discount, notes paid-in-kind, debt issuance costs and the amortization of warrants issued in connection with debt financings.

(2)
The net (loss) earnings per share data are presented as basic earnings per share. Basic earnings per share and diluted earnings per share are the same for all periods presented except the 1999 fiscal year. For the 1999 fiscal year, basic earnings per share were $15.43 and diluted earnings per share were $14.83.

(3)
Effective for the quarter ended July 3, 2001, as a result of the Einstein acquisition as more fully described in the notes to the consolidated financial statements contained elsewhere in this prospectus, we elected to change our fiscal year end to the Tuesday closest to December 31. Our annual accounting period had previously ended on the Sunday closest to December 31. The fiscal year-end dates for 2003, 2002 and 2001 are December 30, 2003, December 31, 2002 and January 1, 2002, respectively, resulting in all years containing 52 weeks.

(4)
As more fully described in the notes to the consolidated financial statements contained elsewhere in this prospectus, the adoption of SFAS 150 resulted in our Series F being reclassified as a liability rather than the historical mezzanine presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

        We are a leader in the quick casual segment of the restaurant industry. With 720 locations in 33 states and the District of Columbia as of June 29, 2004, we operate and license locations primarily under the Einstein Bros. and Noah's brand names, and franchise locations primarily under the Manhattan and Chesapeake brand names. We also operate a dough production facility. We operate as a single business segment with a focus on our company-operated restaurants. Our manufacturing and franchise operations are either supportive or ancillary to our main business focus.

Debt Refinancing and Equity Recapitalization

        We completed a debt refinancing on July 8, 2003, when we issued $160.0 million of 13% senior secured notes due 2008, or the $160 million indenture. We used the net proceeds of the offering, among other things, to refinance the increasing rate notes. On the same date, we also entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank, or the AmSouth revolver. The AmSouth revolver was subsequently amended to make technical corrections, clarify ambiguous terms and provide for increased limits with respect to letters of credit.

        The equity recapitalization with all of our preferred stockholders, who also held a substantial portion of our common stock, was approved by our board of directors on June 26, 2003 and our stockholders on September 24, 2003 and included the following transactions:

  •
  we issued Halpern Denny 57,000 shares of Series Z in exchange for 56,237.994 shares of Series F (including accrued and unpaid dividends, which were payable in additional shares of Series F), 23,264,107 shares of common stock and warrants to purchase 13,711,054 shares of common stock (collectively, the Halpern Denny interests); and

  •
  each stockholder received 0.6610444 new shares of common stock for every share of common stock held by such stockholder pursuant to a 1.6610444-for-one forward stock split in order to effect the transactions contemplated by the equity recapitalization;

  •
  the per share exercise price and the number of shares of common stock issuable upon the exercise of each outstanding option or warrant (other than the warrants that were issued in connection with the increasing rate notes pursuant to the Warrant Agreement dated June 19, 2001, as amended between The Bank of New York, as warrant agent and us) were adjusted to reflect the forward stock split;

  •
  immediately following the forward stock split, we issued Greenlight 938,084,289 shares of common stock in exchange for 61,706.237 shares of Series F. These shares of Series F included

  •
  shares originally issued as Series F,

  •
  shares converted into Series F from the $10 million contribution plus accrued interest resulting from the bond purchase agreement entered into with Greenlight, or the Greenlight obligation; and

  •
  shares converted into Series F from the $35 million asset-backed loan to our non-restricted subsidiary, New World EnbcDeb Corp., or the bridge loan, which was acquired by Greenlight from Jefferies & Company, Inc.

        In addition to approving the equity recapitalization at the September 24, 2003 annual meeting, among other things, our stockholders also voted to amend our restated certificate of incorporation to effect a one-for-one hundred reverse stock split following the consummation of the transactions contemplated by the equity recapitalization.

        Following the closing of the equity recapitalization, Greenlight beneficially owned approximately 92% of our common stock on a fully diluted basis and warrants issued pursuant to the warrant agreement represented approximately 4.3% of our common stock on a fully diluted basis.

        As a result of the Einstein Bros. acquisition and the related financing transactions in 2001 as well as the issuance of notes under the $160 million indenture and the completion of the equity recapitalization in 2003, management believes that period-to-period comparisons of our operating results are not necessarily indicative of, and should not be relied upon as an indication of, our future performance.

Critical Accounting Policies and Estimates

        Our consolidated financial statements and notes to the consolidated financial statements included in this prospectus contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. We believe the following critical accounting policies involve additional management judgment due to the sensitivity of the methods, assumptions, and estimates necessary in determining the related asset and liability amounts.

        Revenue Recognition.    Manufacturing revenues are recognized upon shipment to customers. Retail sales are recognized when payment is tendered at the point of sale. Pursuant to our franchise and license agreements, franchisees and licensees are generally required to pay an initial franchise fee and a monthly royalty payment equal to a percentage of gross sales. Initial franchise and license fees are recognized as revenue when we perform substantially all of our initial services as required by the franchise agreement. Royalty fees from franchisees and licensees are accrued each month pursuant to the respective agreements when collection is probable. Royalty income and initial fees for both franchisees and licensees are included in the franchise related revenue category.

        Accounts Receivable.    The majority of our accounts receivable are due from our franchisees and distributors. Accounts receivable are due within 7 to 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer's current ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

        Purchase Commitments.    We have obligations with certain of our major suppliers of raw materials (primarily frozen bagel dough) for minimum purchases both in terms of quantity and pricing on an annual basis. Furthermore, from time to time, we will commit to the purchase price of certain commodities that are related to the ingredients used for the production of our bagels. On a periodic basis, we review the relationship of these purchase commitments to our business plan, general market trends and our assumptions in our operating plans. If these commitments are deemed to be in excess of the market, we will charge off the costs in excess of the market in the period they are incurred. Furthermore, if the minimum purchase commitment requirements are deemed in excess of our forecasted purchases, we will charge off the excess purchase commitment as an increase in cost of sales, in the period the difference is determined.

        Goodwill, Trademarks and Other Intangibles.    We adopted Statement of Financial Accounting Standard SFAS No. 142, "Goodwill and Other Intangible Assets", or SFAS 142, effective January 2, 2002. SFAS 142 provides that goodwill and other indefinite-lived intangibles should not be amortized, but be subject to an annual assessment for impairment, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to their carrying amount. The two-step approach to assess our goodwill impairment requires that we first compare the estimated fair value of each reporting unit that houses goodwill to the carrying amount of the unit's assets and liabilities, including its goodwill and intangible assets. If the fair value of the reporting unit is below its carrying amount, then the second step of the impairment test is performed, in which the current fair value of the unit's assets and liabilities will determine the current implied fair value of the unit's goodwill.

        In conducting our impairment analyses, we utilized independent valuation experts to perform the analyses and tests of our indefinite-lived assets with respect to our reporting units. The test methods employed involved assumptions concerning useful lives of intangible assets, interest and discount rates, growth projections and other assumptions of future business conditions. The assumptions employed were based on our judgment using internal and external data. We also utilized independent valuation experts to assist us in determining useful lives for our intangibles other than goodwill, including the assessment that our Einstein Bros. trademarks have indefinite useful lives. Our determination that this trademark, as well as our other trademarks, have indefinite useful lives is based on the fact that there are no legal, regulatory, competitive or other factors that limit their useful lives.

        The annual impairment analyses of goodwill conducted by us indicated that the fair value of the Manhattan reporting unit (the only reporting unit with goodwill) as of December 30, 2003 and December 31, 2002 exceeded its carrying value. Thus, the associated goodwill on our consolidated balance sheets as of December 30, 2003 and December 31, 2002 was not impaired, and the second step of the impairment tests was not required. Additionally, the annual impairment analyses for our indefinite-lived intangibles (trademarks) indicated that, for certain of the intangibles, the respective carrying values exceeded their fair values. Therefore we recorded an impairment of approximately $3.2 million and $1.7 million for Manhattan and Chesapeake, respectively, as of December 30, 2003. In addition to the trademark impairment, we also wrote-off the value of previously reacquired Manhattan franchise territory rights of $414,000. The impairments for both Manhattan and Chesapeake were related to declining cash flows for those brands and applying the trend of lower sales to future years. At December 30, 2003, we were considering strategies aimed at revitalizing and growing cash flow from these brands. We were also reviewing our long-term plans for each of these brands and their relation to our business as a whole. Accordingly, at December 30, 2003, we continued to classify the trademarks as indefinite-lived. The fair value of Einstein Bros. and Noah's indefinite-lived intangible assets (trademarks) exceeded their carrying value. Therefore no impairment was present at December 30, 2003. There was no impairment as of December 31, 2002 with respect to the indefinite lived intangibles (trademarks).

        During the thirteen weeks ended June 29, 2004, we began evaluation of whether each of our brands should be a part of our overall strategic business plan. As a result of this evaluation, we determined that certain brands no longer fit strategically. Accordingly, we performed an impairment analysis and determined that no impairment of these brands existed at June 29, 2004. We also performed a longevity analysis of certain brands and determined that certain trademarks had an estimated remaining useful life of 4 years. These trademarks were previously treated as a non-amortizing intangible and accordingly were reclassified as an amortizing intangible at June 29, 2004. Additionally, we recorded $129,000 in amortization expense specifically related to these trademarks for the thirteen weeks ended June 29, 2004.

        Derivative Instruments.    Effective January 1, 2000, we adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS 133. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair value. Changes in the fair values of derivatives that do not qualify for hedge accounting under SFAS 133 are recognized through earnings. In conjunction with certain debt and preferred stock issuances in 2000 and 2001, we issued freestanding warrants and contingently issuable warrants, which are rights to receive additional warrants based either on the passage of time or upon the occurrence or non-occurrence of certain contingent future events. We determined that, for a period of time in 2001, certain of these freestanding warrants and contingently-issuable warrants could not be classified within stockholders' equity based on the application of the criteria in EITF Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," or EITF 00-19, and accordingly classified those warrants as a liability in the balance sheet. Further, those warrants classified as a liability are subject to the provisions of SFAS 133, including the requirement to adjust the recorded amount of the warrants to fair value at each balance sheet date, with changes in fair value being recognized in earnings. To the extent that the number of freestanding warrants and the maximum number of additional warrants that could potentially be issued in the future exceed the maximum number of authorized shares at the time the debt or preferred stock instrument is issued, we determine the classification of, and accounting for, the freestanding and additional warrants as follows:

  •
  freestanding warrants (those that are immediately exercisable) are considered first for equity treatment, to the extent of the maximum number of authorized shares;

  •
  among various outstanding instruments, those with the earlier issuance dates are considered first for equity treatment; and

  •
  contractual priorities are considered where applicable.

        Issued $0.60 and $1.00 warrants (formerly pre-split $0.01 warrants) classified as liabilities, if any, are recognized in the balance sheet at their fair value, as determined periodically based on quoted market prices of the underlying common stock. As of June 29, 2004, there were no issued warrants classified as liabilities. Contingently-issuable $0.60 and $1.00 warrants (formerly pre-split $0.01 warrants) classified as liabilities are also recorded at fair value based on quoted market prices of the underlying common stock and considering the probability of issuance, our assessments of the probability of refinancing our debt and other pertinent factors. Changes in the fair value of derivative liabilities are recorded within the statement of operations. If reclassification from liability to permanent equity is required under EITF 00-19, prior to reclassification, the liability is adjusted to fair value with the change recorded in cumulative change in derivative fair value within the statement of operations. In the event of reclassification from permanent equity to liability, the related warrants are adjusted to fair value with the change recorded in additional paid-in-capital.

        As a result of the equity recapitalization, we no longer have contingently issuable warrants and all issued warrants are classified as permanent equity. Consequently, we no longer have a warrant derivative liability at June 29, 2004.

        Series Z.    The exchange of the Halpern Denny interests for Series Z preferred stock resulted in a reduction of the effective dividend rate relative to that required by the Series F, and as a result of this and other factors, we accounted for this transaction as troubled debt restructuring as required by Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," or SFAS 15. The Series Z is recorded in the accompanying balance sheet at its full face value of $57.0 million, which represents the total required future cash payment due to the fact that the Series Z does not require dividends. Since a portion of this exchange included the receipt of our common stock and warrants previously held by Halpern Denny, we did not recognize a gain from troubled debt restructuring.

        Interest and Dividends.    Interest expense and dividends on our increasing rate notes and Series F, respectively, are determined, in part, by assumptions related to expected maturity of such instruments. These assumptions were reviewed and adjusted as our circumstances changed while the increasing rate notes and Series F were outstanding.

        Income Taxes.    We account for income taxes under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", or SFAS 109. Realization of deferred taxes is dependent on future events and earnings, if any, the timing and extent of which are uncertain. At December 30, 2003, we had net operating loss carryforwards of approximately $139.6 million available to offset future taxable income. These net operating loss carryforwards expire on various dates through 2023. The utilization of approximately $116.5 million of the aforementioned net operating loss carryforwards is subject to an annual limitation under the provisions of Section 382 of the Internal Revenue Code.

        We believe it is more likely than not that our net deferred tax asset will not be realized. Accordingly, a valuation allowance has been recorded against the deferred tax asset at December 30, 2003 and December 31, 2002. Should we conclude that the deferred tax asset is, at least in part, realizable, the valuation allowance will be reversed to the extent of such expected realizability.

Significant Known Events, Trends or Uncertainties Expected to Impact 2004 Results

        The following factors impact comparability of operating performance or could impact comparisons for the remainder of 2004.

Economic Trends

        We anticipate that our business will be affected by general economic trends that affect retailers in general. While we have not operated during a period of high inflation, we believe based on industry experience that we would generally be able to pass on increased costs resulting from inflation to our consumers. Our business may be affected by other factors, including increases in the commodity prices of flour, butter and/or green coffee, existing and additional competition, marketing programs, weather and variations in the number of company-owned or licensed location openings. Although few, if any, employees are paid at the minimum wage, an increase in the minimum wage may create pressure to increase the pay scale for our employees, which would increase our labor costs and those of our franchisees and licensees.

Revenue Trends

        Due to the increasing competitive pressure of the restaurant industry, we currently are experiencing and believe we will continue to experience lower retail sales until such time as we can make the planned modifications to our customer service system, menu offerings and the "look and feel" of our company-operated restaurants. We believe that our plans to revitalize our restaurant concepts in late 2004 and beyond may address issues in each of these areas that have negatively affected sales. Additionally, recent dietary trends and negative publicity on products high in carbohydrate content may have had and may continue to have an adverse impact on our sales. We believe that we are addressing these trends with modifications to our menus. In addition, the planned modifications of our menu offerings include pricing increases, as well as limited time offerings of seasonal menu items. We anticipate that these planned price changes will have the effect of increasing our average check in future periods.

Expense Trends

        Currently, the restaurant industry is experiencing increases in the cost of dairy and other raw ingredients, as well as increases in energy costs. During the current fiscal quarter, we saw the impact of such increases in our food costs, utility bills and transportation charges and we believe this trend will continue through the remainder of the year. These increases directly impact the profitability of company-owned locations, manufacturing operations and distribution channels. While we have purchase commitments for our dairy and other raw ingredients that mitigate immediate increases in food costs, our purchase commitments are not long-term in nature. Accordingly, in the near future we may experience degradation in our profit margins until such time as we are able to pass on increased costs to our consumers.

Revitalization of our Restaurant Concepts

        We intend to begin revitalization to our Einstein Bros. company-operated restaurants in late 2004. The planned modifications include changes to our customer service system, menu offerings and the "look and feel" of our company-operated restaurants. We have two prototypes scheduled to open during the fourth quarter of this year. We will operate the two prototypes for approximately 90 days before commencing a staggered rollout on a market-by-market basis. By the end of the current fiscal year, we anticipate the completion of our first market. It is our intention to thoroughly study the financial and operating performance of the two prototypes in order to determine modifications necessary, if any, to our menu offerings and/or the physical layout of our restaurants for future prototypes.

Store Portfolio Strategy

        From time to time, we close restaurants that are performing poorly, we relocate restaurants to a new site within the same trade area or we consolidate two or more of our existing units into a single unit. Generally, the closures coincide with the expiration of an existing lease and result in little or no impairment charges.

        During the second quarter ended 2004, we completed our evaluation of the Willoughby's brand and determined that it did not fit within our overall strategic plan. We have identified a buyer to purchase the business and we are currently negotiating an agreement. The Willoughby's business consists of a coffee roasting plant, two retail locations and an office space. Under the proposed terms, we will sell the assets for a total purchase price of $426,000 to be received in cash, subject to post-closing adjustments for changes from May 25, 2004 to closing in inventory, accounts receivable and cash in drawer. Additionally, we may be entitled to post-closing payments of up to $100,000 contingent upon the landlord's option to terminate the lease at one of our retail locations.

        In connection with the sale of Willoughby's, we intend to execute a two-year supply agreement to purchase coffee from the buyer for our New World Coffee outlets. We currently expect the sale to close by the end of August 2004.

        We have determined that the revenues, cost of sales, other operating expenses and the net book value of the assets related to the sale of the coffee roasting plant and two retail locations included in the Willoughby's business are immaterial in relation to our Einstein Bros., Noah and Manhattan restaurants, as well as the financial statements taken as a whole. Accordingly, we have not presented discontinued operations in the accompanying consolidated statements of operations for the thirteen and twenty-six weeks ended June 29, 2004 and July 1, 2003, respectively, nor have we reflected assets as held for sale in the accompanying consolidated balance sheets as of June 29, 2004.

Results of Operations

  Thirteen and Twenty-Six Weeks Ended June 29, 2004 Compared to Thirteen and Twenty-Six Weeks Ended July 1, 2003

        The following table sets forth, for the periods indicated, certain amounts included in our Consolidated Statements of Operations, the relative percentage that those amounts represent to total revenue (unless otherwise indicated), and the percentage change in those amounts from period to period. All percentages are calculated using actual amounts rounded to the nearest thousand.

	For the thirteen weeks ended				Increase (Decrease)	For the twenty-six weeks ended				Increase (Decrease)
	June 29, 2004	July 1, 2003	June 29, 2004	July 1, 2003	2004 vs. 2003	June 29, 2004	July 1, 2003	June 29, 2004	July 1, 2003	2004 vs. 2003
	(in thousands)		(percent of revenue)			(in thousands)		(percent of revenue)
Revenues:
Retail sales	87,596	90,878	93.0%	93.0%	-3.6%	172,219	179,328	92.9%	92.9%	-4.0%
Manufacturing revenues	4,944	5,754	5.3%	5.9%	-14.1%	10,357	11,178	5.6%	5.8%	-7.3%
Franchise and license related revenues	1,624	1,117	1.7%	1.1%	45.4%	2,784	2,454	1.5%	1.3%	13.4%

Total revenues	94,164	97,749	100.0%	100.0%	-3.7%	185,360	192,960	100.0%	100.0%	-3.9%
Cost of sales:
Retail costs	73,403	77,385	78.0%	79.2%	-5.1%	143,490	150,339	77.4%	77.9%	-4.6%
Manufacturing costs	4,442	5,082	4.7%	5.2%	-12.6%	9,020	10,123	4.9%	5.2%	-10.9%

Total cost of sales	77,845	82,467	82.7%	84.4%	-5.6%	152,510	160,462	82.3%	83.2%	-5.0%
Gross profit:
Retail	14,193	13,493	15.1%	13.8%	5.2%	28,729	28,989	15.5%	15.0%	-0.9%
Manufacturing	502	672	0.5%	0.7%	-25.3%	1,337	1,055	0.7%	0.5%	26.7%
Franchise and license	1,624	1,117	1.7%	1.1%	45.4%	2,784	2,454	1.5%	1.3%	13.4%

Total gross profit	16,319	15,282	17.3%	15.6%	6.8%	32,850	32,498	17.7%	16.8%	1.1%
General and administrative expenses	8,000	10,604	8.5%	10.8%	-24.6%	16,818	20,858	9.1%	10.8%	-19.4%
Depreciation and amortization	5,344	7,092	5.7%	7.3%	-24.6%	10,582	14,297	5.7%	7.4%	-26.0%
Adjustment of integration and reorganization cost	(39)	—	0.0%	0.0%	*	(799)	—	-0.4%	0.0%	*

Income (loss) from operations	3,014	(2,414)	3.2%	-2.5%	*	6,249	(2,657)	3.4%	-1.4%	*
Other expense (income):
Interest expense, net	5,904	9,975	6.3%	10.2%	-40.8%	11,703	18,271	6.3%	9.5%	-35.9%
Cumulative change in the fair value of derivatives	—	727	0.0%	0.7%	*	—	70	0.0%	0.0%	*
Loss (gain) on sale, disposal or abandonment of assets, net	1,712	(202)	1.8%	-0.2%	*	1,713	(385)	0.9%	-0.2%	*
Other income	(36)	(119)	0.0%	-0.1%	-69.7%	(100)	(186)	-0.1%	-0.1%	-46.2%

Loss before income taxes	(4,566)	(12,795)	-4.8%	-13.1%	-64.3%	(7,067)	(20,427)	-3.8%	-10.6%	-65.4%

*
not meaningful

        We operate as a single business segment with a focus on our company-operated restaurants. Our manufacturing and franchise operations are either supportive or ancillary to our main business focus.

Revenues

        Total revenues for the thirteen and twenty-six weeks ended June 29, 2004 were consistent with our expectations. Our total revenues decreased 3.7% and 3.9% for the thirteen and twenty-six weeks ended June 29, 2004, respectively, when compared to the same periods in fiscal 2003. The decreases primarily resulted from the dollar decline in retail sales (e.g. company-operated store sales which represents the most significant component of revenue). Our retail comparable store sales decrease of 3.7% and 4.3% for the thirteen and twenty-six weeks ended June 29, 2004, respectively, consisted of a 7.3% and 6.3%

reduction in transactions partially offset by a 3.9% and 2.2% increase in average check primarily related to both an increase in menu pricing and a shift in product mix to higher priced items. We consider comparable store sales to represent sales at stores that were open for one full year and have not been relocated or closed during the current year. Comparable store sales are also referred to as "same-store" sales and as "comp sales" within the restaurant industry.

Gross Profit

        Our total gross profit improved 6.8% and 1.1% for the thirteen and twenty-six weeks ended June 29, 2004, respectively, when compared to the same periods in fiscal 2003. The improvement was primarily due to improvements in our retail costs of sales. Our retail margins improved by 5.2% for the thirteen weeks ended June 29, 2004 when compared to the same period in fiscal 2003. All store-level operating expenses other than depreciation, amortization and taxes impact our retail margins. The improvement we have experienced is primarily attributable to our decision to reduce marketing expenditures as we focus on modifications to our customer service system, menu offerings and the "look and feel" of our company-operated restaurants. We will continue to implement solutions that improve our margins but expect this trend to level out during the next two quarters, as many of our store-level cost reduction initiatives will have been in place for approximately one year. Additionally during the thirteen weeks ended June 29, 2004, we experienced reductions in our group insurance claims ratings and we also incurred lower costs for regularly scheduled store maintenance.

Other Expenses

        Our general and administrative expenses decreased 24.6% and 19.4% for the thirteen and twenty-six weeks ended June 29, 2004, respectively, when compared to the same periods in fiscal 2003. The decline in general and administrative expenses is primarily due to reduced spending for non-capitalizable legal and consulting expenses associated with our debt refinancing and equity recapitalization, and the re-audit of our 2000 and 2001 financial results that occurred during 2003.

        Our depreciation and amortization expenses decreased 24.6% and 26.0% for the thirteen and twenty-six weeks ended June 29, 2004, respectively, when compared to the same periods in fiscal 2003. The decreases in depreciation and amortization expense are primarily due to a portion of our asset base becoming fully depreciated during the fiscal year 2004. In the near future, we anticipate spending additional capital on existing stores, which would result in a corresponding increase in our depreciable asset base, and thus depreciation expense. Over the past several years, former management did not invest significant capital in our store equipment due to limited availability of resources and covenant restrictions under our former credit facilities. During the current year, we have placed greater emphasis on the requirements of our existing company-operated stores. For additional information, see the discussion under "Liquidity and Capital Resources."

        The adjustment of integration and reorganization cost primarily represents an adjustment to previously recorded liabilities associated with the closing and corporate consolidation of our Eatontown facilities during 2002. During April 2004, we reached an agreement with the landlord of our Eatontown facility to settle outstanding litigation. Previously recorded integration and reorganization estimates associated with closing this facility were adjusted down by $700,000 during the thirteen weeks ended March 30, 2004 as a result of this settlement.

        Interest expense decreased 40.8% and 35.9% for the thirteen and twenty-six weeks ended June 29, 2004, respectively, when compared to the same periods in fiscal 2003. The primary cause of the decline in interest expense is the result of the debt refinancing that occurred during the third quarter of fiscal 2003. As a result of the debt refinancing, our interest rate on our primary debt facility declined from 19% to 13% per year.

        During the thirteen and twenty-six weeks ended June 29, 2004, we recorded a loss of $1.7 million primarily due the disposal of menu boards as a results of our new menu offerings and due to the abandonment of leasehold improvements related to closed restaurants and our administrative facilities located in New Jersey.

  Year Ended December 30, 2003 (fiscal 2003) Compared to Year Ended December 31, 2002 (fiscal 2002)

        Revenues.    Total revenues decreased 3.9% to $383.3 million for fiscal 2003 compared with $398.7 million for fiscal 2002. The decrease in revenue consisted of a $13.2 million decrease in retail sales (e.g. company-operated store sales) and a $2.2 million decrease in manufacturing sales (e.g. food and beverage sales to third-party customers and franchisees).

        Retail sales decreased 3.6% to $356.2 million, which represents 92.9% of total revenues for fiscal 2003 compared with $369.4 million, which represented 92.7% of total revenues for fiscal 2002. The decrease was primarily due to lower comparable store sales at Einstein Bros. and Noah's company owned units. The comparable store sales decrease of 3.5% consisted of a 5.1% reduction in transactions partially offset by a 1.6% increase in average check primarily related to a shift in product mix to higher priced items. Due to the increasing competitive pressure of the restaurant industry, we currently are and believe we will continue to have lower retail sales until such time as we can make the planned modifications to our customer service system, menu offerings and the "look and feel" of our company-operated restaurants. We believe that our plans to revitalize our restaurant concepts in 2004 and beyond will address issues in each of these areas that have negatively affected sales. Additionally, recent dietary trends and negative publicity on products high in carbohydrate content may have had and will continue to have an adverse impact on our sales. We believe that we are addressing such trends with modifications to our menus. In addition, the planned modification of our menu offerings coupled with anticipated increases in general commodity prices on the raw ingredients we use will provide us the opportunity to increase the price of our menu items. We anticipate that these planned price changes will have the effect of increasing our average check.

        Manufacturing revenues decreased 9.3% to $21.5 million, which represents 5.6% of total revenues for fiscal 2003 from $23.7 million, which represented 5.9% of total revenues for fiscal 2002. The decrease results primarily from a decrease in the per case list price of manufactured bagels sold to franchisees, and a net reduction of 30 franchise stores due to closure of underperforming units in accordance with the terms of the franchise agreements.

        Franchise related revenues were $5.6 million for both periods, which represents 1.5% of total revenues for fiscal 2003 compared with 1.4% of total revenues for fiscal 2002. In 2003, reduced revenue from franchise fees were offset in full by increased revenues from licensed locations.

        Cost of Sales—Retail costs.    Cost of sales—Retail costs is comprised of all store-level operating expenses other than depreciation, amortization and taxes. Cost of sales increased $2.2 million to $302.2 million for fiscal 2003 compared with $300.0 million for fiscal 2002. Cost of sales as a percentage of retail sales increased to 84.8% for fiscal 2003 compared with 81.2% for fiscal 2002. Cost of sales increased in 2003 primarily due to an increase in controllable expenses. This increase was in part driven by additional food and labor costs associated with a transition in menu item mix in response to changes in customers' menu preferences. The new items introduced had a lower contribution margin and required more labor for preparation than the items they replaced. Furthermore, certain elements of cost of sales are fixed in nature. Accordingly, when sales volumes decrease, costs of sales do not decrease in the same proportion as the reduction in related revenues. Therefore, cost of sales as a percentage of sales will be adversely affected by reduced sales volume. Consumer preferences determine the menu items selected by our customers, which in turn affects our overall cost of sales. Additionally, labor costs are subject to a variety of factors that are outside our control such as the unemployment rate, minimum wage levels, increasing cost of employee benefits and inflation in general. While we expect the cost of these items to continue to increase, we plan to utilize changes to our menu offerings and limited time offer menu selections to decrease our cost of sales as a percentage of sales.

        Cost of Sales—Manufacturing costs.    Cost of sales—Manufacturing costs is comprised of all manufacturing-level operating expenses other than depreciation, amortization and taxes. Cost of sales decreased $1.7 million to $19.8 million for fiscal 2003 compared with $21.5 million for fiscal 2002. Cost of sales as a percentage of manufacturing sales increased to 92.1% for fiscal 2003 compared with 90.7% for fiscal 2002. Certain elements of cost of sales are fixed in nature. Accordingly, when sales volumes decrease, costs of sales do not decrease in the same proportion as the reduction in related revenues. Therefore, cost of sales as a percentage of sales will be adversely affected by reduced sales volume. Partially offsetting this increase in cost of sales expressed as a percentage of sales is the reduction due to improved efficiencies gained through the consolidation of manufacturing facilities that occurred primarily during fiscal 2002.

        General and administrative.    General and administrative expenses decreased 12.2% to $37.5 million, which represents 9.8% of total revenues for fiscal 2003 compared with $42.6 million, which represented 10.7% of total revenues for fiscal 2002. General and administrative expenses in the 2002 period included approximately $2.6 million (inclusive of related payroll tax expenses) of unauthorized bonus payments to former officers and employees of ours and legal expenses of approximately $1.7 million incurred in connection with our voluntary internal investigation of the unauthorized bonus payments. These unauthorized bonuses were offset against payments to be made in connection with the separation of certain officers and employees of ours. In addition, general and administrative expenses in the 2002 period also include legal and consulting expenses associated with prior year refinancing and re-audit efforts.

        Depreciation and amortization.    Depreciation and amortization expense decreased 7.8% to $28.2 million, which represents 7.4% of total revenues for fiscal 2003 from $30.6 million, which represented 7.7% of total revenues for fiscal 2002. The 2002 comparable period included depreciation expense adjustments related to recording the final asset valuation for the Einstein Bros. acquisition allocated to the individual assets within our asset management system.

        Charges for integration and reorganization cost.    The charge for integration and reorganization cost was $2.1 million for fiscal 2003 compared with a charge of $4.2 million for fiscal 2002. The charge in 2003 reflects an increase in the estimated liability associated with closing certain facilities as part of our reorganization, partially offset by an adjustment from an estimated reorganization liability recorded in 2002. The charge in fiscal 2002 reflects the costs associated with closing a facility and corporate consolidation.

        Impairment charge.    In connection with our analysis of intangible assets in accordance with SFAS 142, we recorded a charge of approximately $5.3 million for fiscal 2003 due to the reduced value of certain trademarks associated with our Manhattan and Chesapeake brands and the value of franchisee territory rights for our Manhattan brand. There was no impairment of intangible assets in fiscal 2002. See "—Critical Accounting Policies and Estimates—Goodwill, Trademarks and Other Intangibles" above.

        Loss from operations.    Due to the factors described above, our loss from operations increased $11.5 million to $11.8 million for fiscal 2003 compared with a loss from operations of $0.3 million for fiscal 2002.

        Interest expense, net.    Interest expense, net for fiscal 2003 decreased 20.3% to $34.2 million, which represents 8.9% of total revenues compared with $42.9 million, which represented 10.8% of total revenues, for fiscal 2002. The primary cause of the decline in interest expense is the $7.0 million decline in interest associated with a $35 million asset-backed secured loan through a wholly-owned subsidiary. Fiscal 2002 reflected a full year of interest in addition to the effective interest amortization of the initial discount and the estimated future warrants, where as fiscal 2003 reflected a partial year of interest and no effective interest amortization.

        Cumulative change in fair value of derivatives.    Cumulative change in fair value of derivatives increased to $1.0 million, which represented 0.3% of total revenues in fiscal 2003 compared with $0.2 million, which represented 0.1% of total revenues in fiscal 2002. The change is due to the change in the fair value of warrants classified as a derivative liability based on the underlying fair value of common stock to which they are indexed and, for contingently-issuable warrants classified as a derivative liability, the estimated probability of issuance and other pertinent factors. As a result of the equity recapitalization, we no longer have contingently issuable warrants and all issued warrants are classified as permanent equity. Consequently, we no longer have a warrant derivative liability at December 30, 2003.

        Gain on investment in debt securities.    In fiscal 2003 and 2002, we recognized a gain on the investment in debt securities of $0.4 million and $2.5 million, respectively, from our investment in the Einstein/Noah Bagel Corp. 7.25% Convertible Debentures due 2004, or the Einstein bonds. These proceeds from the bankruptcy court were in excess of our original estimates.

        Loss on exchange of Series F preferred stock due to equity recapitalization.    Loss on exchange of Series F due to equity recapitalization was $23.0 million for fiscal 2003. This loss was based on the difference between the carrying value of Series F and the fair value of common stock associated with the exchange. No comparable item existed in fiscal 2002.

        Other income.    Other income increased to $0.7 million, which represents 0.2% of total revenues in fiscal 2003 compared with $0.3 million, which represented 0.1% of total revenues in fiscal 2002. The fiscal 2003 income consisted primarily of a gain on the sale of our Greenville, SC production facility and other equipment.

        Provision for income taxes.    Provision for income taxes, which are predominantly minimum state income taxes in the various states in which we operate our retail locations, was $0.8 million, which represents 0.2% of total revenues for fiscal 2003 compared with $0.4 million, which represented 0.1% of total revenues for fiscal 2002.

        Net loss.    Due to the factors described above, our net loss for fiscal 2003 increased 67.2% to $67.7 million compared with $40.5 million for fiscal 2002.

  Year Ended December 31, 2002 (fiscal 2002) Compared to Year Ended January 1, 2002 (fiscal 2001)

        Revenues.    Total revenues increased 70.2% to $398.7 million for fiscal 2002 compared with $234.2 million for fiscal 2001. The $164.5 million increase in revenues was primarily attributable to the effect of recognizing a full fiscal year of retail sales from the Einstein Bros. and Noah's brands acquired in June 2001.

        Retail sales increased 79.1% to $369.4 million, which represents 92.7% of total revenues for fiscal 2002 compared with $206.2 million, which represented 88.0% of total revenues for fiscal 2001. The $163.2 million increase was attributable to the effect of a full fiscal year of operations from the addition of 458 company-operated Einstein Bros. and Noah's stores that were acquired in the Einstein Bros. acquisition in June 2001. Comparable store sales for the periods stores were open in both fiscal 2002 and 2001 increased 1.9% in fiscal 2002 compared with 2001. Information with respect to the number of transactions and average check is not available for fiscal 2001.

        Manufacturing revenues increased 6.3% to $23.7 million, which represents 5.9% of total revenues for fiscal 2002 compared with $22.3 million, which represented 9.5% of total revenues for fiscal 2001. The $1.4 million increase was attributable to the effect of a full fiscal year of manufacturing sales associated with the Einstein Bros. acquisition related to sales to third parties, partially offset by the lower franchised store base and the exit from the distribution and manufacturing activity at the Eatontown facility.

        Franchise related revenues decreased 2.4% to $5.6 million, which represents 1.4% of total revenues for fiscal 2002 from $5.7 million, which represented 2.4% of total revenues for fiscal 2001. The $0.1 million decrease reflects a lower average franchise store base resulting from the closure of 17 stores in fiscal 2002 and 47 stores in fiscal 2001, in part resulting from management's decision to terminate certain franchisees whose operations did not comply with our franchise agreements.

        Cost of Sales—Retail costs.    Cost of sales—Retail costs is comprised of all store-level operating expenses other than depreciation, amortization and taxes. Cost of sales increased $132.0 million to $300.0 million for fiscal 2002 compared with $168.0 million for fiscal 2001. Cost of sales as a percentage of retail sales decreased to 81.2% for fiscal 2002 compared with 81.5% for fiscal 2001. The increase in total cost of sales was due to the effect of a full year of operations of the Einstein Bros. and Noah's company-operated stores. The decrease in the percentage of cost of sales in relation to retail sales primarily resulted from the implementation of supply chain cost reduction initiatives related to the integration of Einstein.

        Cost of Sales—Manufacturing costs.    Cost of sales—Manufacturing costs is comprised of all manufacturing-level operating expenses other than depreciation, amortization and taxes. Cost of sales increased $0.1 million to $21.5 million for fiscal 2002 compared with $21.4 million for fiscal 2001. Cost of sales as a percentage of manufacturing sales decreased to 90.7% for fiscal 2002 compared with 96.0% for fiscal 2001. The decrease in the percentage of cost of sales in relation to manufacturing sales primarily resulted from the improved efficiencies gained through the consolidation of manufacturing facilities that occurred during fiscal 2002.

        General and administrative expenses.    General and administrative expenses increased 49.0% to $42.6 million, which represents 10.7% of total revenues for fiscal 2002 compared with $28.6 million, which represented 12.2% of total revenues for fiscal 2001. The $14.0 million increase was primarily the result of the effect of a full year of operations related to the addition of personnel, physical facilities and other related costs as a result of the Einstein Bros. acquisition. The decrease as a percentage of total revenues in fiscal 2002 is due to the elimination of duplicative positions, closing of excess facilities and reflects the operating leverage generated in the Einstein Bros. acquisition which allowed us to spread fixed administrative costs over a larger revenue base. However, in both years we incurred general and administrative costs not directly related to the ongoing operations, including certain legal, financing and advisory fees, certain corporate expenses, unauthorized bonuses, certain compensation expense and certain other charges. Certain legal, financing and advisory fees included $3.9 million in 2002 consisting of legal fees related to an internal investigation and fees and expenses related to refinancing efforts and $1.7 million in 2001 consisting of legal fees and litigation settlements with franchisees and consulting and legal fees related to unsuccessful attempts to raise capital for the Einstein Bros. acquisition. Certain corporate expenses included $0.5 million in 2002 related to our distribution transition and tax preparation fees for prior years and $1.7 million in 2001 related to consulting and legal fees related to unsuccessful attempts to raise capital for the Einstein Bros. acquisition, point-of-sale training expenses and a sales tax audit. Unauthorized bonuses consisted of $2.6 million in 2002 and $1.3 million in 2001 of unauthorized bonuses, payments and related payroll taxes paid to former employees. Certain compensation expense included $1.0 million in 2002 related to duplicate salaries, bonuses and other expenses paid to our former Chairman/CEO and a former executive officer and certain fees paid to our board of directors and $1.4 million in 2001 related to bonuses paid in relation to the Einstein Bros. acquisition, stock issued for compensation and certain executive retention bonuses related to Einstein Bros. Certain other charges included $2.0 million in 2002 related to re-audit fees for fiscal years 2000 and 2001, a write-off relating to a change in credit card processors and additional fees related to the internal investigation and $0.2 million in 2001 related to reconciliations of certain accrued liabilities.

        Depreciation and amortization.    Depreciation and amortization expense increased 101.3% to $30.6 million or 7.7% of total revenues for fiscal 2002 compared with $15.2 million or 6.5% of total revenues for fiscal 2001. The increase was primarily attributable to the effect of a full year of depreciation on assets acquired in the Einstein Bros. acquisition.

        Charges for integration and reorganization cost.    Charges for integration and reorganization cost decreased 4.5% to $4.2 million, which represents 1.1% of total revenues for fiscal 2002 compared with $4.4 million, which represented 1.9% of total revenues in fiscal 2001. The charge in fiscal 2002 reflects the costs associated with exiting the Eatontown, NJ facility and corporate consolidation. The charge in fiscal 2001 reflects expenses related to the reorganization and integration of existing facilities and operations with those acquired in the Einstein Bros. acquisition.

        Impairment charge.    In connection with our analysis of intangible assets in accordance with SFAS 142, no impairment charge was required for fiscal 2002. In fiscal 2001, management performed an analysis of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," or SFAS 121. The review, which considered factors such as operating performance, the ability to sell company-owned stores to prospective franchisees, as well as our shift in brand focus after the Einstein Bros. acquisition resulted in an impairment charge of $3.3 million to assets held for resale (stores earmarked for sale to franchisees) or 1.4% of total revenues.

        Loss from operations.    Due to the factors described above, our loss from operations decreased $6.5 million to $0.3 million, which represents 0.1% of total revenues for fiscal 2002 compared with $6.8 million, which represented 2.9% of total revenues for fiscal 2001.

        Interest expense, net.    Interest expense, net for fiscal 2002 decreased 8.9% to $42.9 million, or 10.8% of total revenues compared with $47.1 million, or 20.1% of total revenues, for fiscal 2001. The decrease was primarily the result of the $3.9 million decline in interest expense associated with the increasing rate notes. Although fiscal 2002 reflected a full year of interest compared to the partial year in fiscal 2001, fiscal 2001 reflected greater interest expense related to the increasing rate notes due to the effective interest amortization of the allocated value of issuance costs, initial discount, initial warrants and the estimated future warrants. The recognition of this non-cash interest was greater in fiscal 2001 due to the initial estimated life over which these non-cash items were amortized. The initial estimated life of the increasing rate notes had assumed it would have been refinanced by year-end fiscal 2001.

        Cumulative change in fair value of derivatives.    The benefit of cumulative change in fair value of derivatives decreased to $0.2 million, which represents 0.1% of total revenues compared with $57.7 million, which represented 24.6% of total revenues in fiscal 2001. These amounts are related to the change in fair value of the liability of the warrants treated as a derivative. The fair value of these warrants is determined based on the quoted market price of the underlying common stock and, for contingently-issuable warrants, the probability of issuance, and other pertinent factors. The reduction in the benefit is primarily due to a lower reduction in fair value of the warrants in 2002. The lower reduction in fair value was driven by a lower decline in the underlying stock price for the measurement period in fiscal 2002 vs. the comparable measurement period in fiscal 2001.

        Gain on investment in debt securities.    Gain on investment in debt securities increased to $2.5 million, which represents 0.6% of total revenues in fiscal 2002 compared with $0.2 million, which represented 0.1% of total revenues in fiscal 2001. These gains related to our investment in the Einstein bonds. These proceeds reflect distributions from the bankruptcy estate in excess of our original estimate.

        Loss on extinguishment of Greenlight obligation.    In fiscal 2001, we negotiated an agreement between us and the subordinated debt holder Greenlight that resulted in a substantial modification to their subordinated debt obligation. This modification allowed us to secure additional funding for the Einstein Bros. acquisition. Pursuant to EITF 96-19, we recorded a loss on extinguishment of the obligation of $16.6 million. This loss on extinguishment represented the difference between the fair value of the new subordinated debt obligation and the carrying amount of the extinguished subordinated debt, plus the fair value of the obligation to issue deficiency warrants that we have determined must be recorded as a liability. There was no such charge in fiscal 2002.

        Permanent impairment in the value of investment in debt securities.    In fiscal 2001, we recorded a permanent impairment in the value of investments of $5.8 million to adjust the carrying value of our investment in the Einstein bonds based on our estimate of the proceeds we would receive from the bankruptcy estate of Einstein Bros. There was no such charge in 2002.

        Other income (expense).    We incurred other income of $0.3 million in fiscal 2002 compared with other expense of $0.1 million in fiscal 2001.

        Provision for income taxes.    Provision for income taxes, which are predominantly minimum state income taxes in the various states where we operate our retail locations, was $0.4 million, which represents 0.1% of total revenues for fiscal 2002 compared with $0.2 million, which represented 0.1% of total revenues for fiscal 2001.

        Net loss.    Due to the factors described above, our net loss increased 116.6% to $40.5 million, which represents 10.2% of total revenues for fiscal 2002 compared with a net loss of $18.7 million, which represented 8.0% of total revenues for fiscal 2001.

Liquidity and Capital Resources

        We have historically relied upon our major preferred and common stockholders to provide us with supplemental financing at times when our cash flows from operations have been insufficient to cover our capital requirements or the requirements of other debt. The restaurant industry is predominantly a cash business where cash is received at the time of the transaction. We have a minimal amount of accounts receivable, which are predominantly from our franchisees, licensees and distributors, and our investment in inventory is minimal since our products are perishable. Our accounts payable are on terms that we believe are consistent with those of other companies within the industry.

        The primary driver of our operating cash flow is our restaurant operations, specifically the gross margin from our company-operated restaurants. Therefore, we focus on the elements of those operations including comparable store sales to ensure a steady stream of operating profits that enable us to meet our cash obligations. On a weekly basis, we review our company-operated store performance compared with the same period in the prior year and our operating plan. We are also in the continuous process of identifying and implementing cost reduction initiatives, not only at the store operations level, but also within other disciplines such as supply chain, manufacturing operations and overhead. Examples of these cost reduction initiatives include:

  •
  Menu optimization to remove and/or modify inefficient products and thus reduce waste;

  •
  Upgrade/deployment of technology to enable more accurate sales identification and tracking of cost of products sold thereby identifying opportunities to improve store margins and reduce waste;

  •
  Reduction of the various elements of cost that were historically non-recurring in nature.

        In fiscal 2004, we anticipate the majority of our capital expenditures will be focused on the following: (1) requirements of our existing company-operated stores, primarily equipment replacement and new computer hardware, (2) upgrades and remodeling costs associated with the revitalization of our concept, (3) a modest amount of new company-operated store development related to approximately four to six new store openings, (4) a modest amount of capital spent on our manufacturing operations and (5) additional capital for our support center in Golden, Colorado, primarily related to spending on information technology upgrades and maintenance.

        Based upon our projections for fiscal 2004 and beyond, we believe that the cash flows from operations coupled with the continued availability of our AmSouth revolver will be adequate to fund our operations, capital expenditures and required debt and interest repayments for the foreseeable future.

        Our AmSouth revolver is a $15 million senior secured revolving credit facility, which matures on July 8, 2006. At June 29, 2004, our unused credit facility totaled $10.0 million, net of outstanding letters of credit of $5.0 million. Our credit facility contains financial covenants relating to the maintenance of leverage and coverage ratios. The credit facility also contains affirmative and negative covenants including, among other things, limitations on certain additional indebtedness, capital expenditures and minimum EBITDA as defined in the agreement. We were in compliance with all covenants at June 29, 2004 and do not anticipate that the covenants will impact our ability to borrow under our credit facility for its remaining term.

        If at some point in the future we require additional financing, no assurance can be given that any additional financing would be available on acceptable terms, or at all. If we are unable to obtain additional financing, we may be required to further reduce costs associated with our current infrastructure, decrease spending on marketing and advertising campaigns, curtail research and development programs and/or halt all other discretionary spending programs, any of which could further reduce sales and adversely affect liquidity and operations.

        At June 29, 2004, we had unrestricted cash of $10.3 million and short-term restricted cash of $1.2 million. We reduced our working capital deficit to $21.7 million at June 29, 2004 compared with a working capital deficit of $23.6 million at December 30, 2003. Additionally, we experienced an improvement of $6.6 million in our cash operating performance (defined as net loss as adjusted for non-cash charges). We believe this improvement is a direct result of our ability to better manage fixed and variable elements of our cost of sales and an overall reduction in spending dollars for general and administrative purposes. We also generated $1.7 million in free cash flow during the twenty-six weeks ended June 29, 2004.

        Cash operating performance and free cash flow are not intended to represent cash flow from operations in accordance with accounting principles generally accepted in the United States (GAAP) and should not be used as an indicator of operating performance or to cash flow as a measure of liquidity. Rather, our cash operating performance and free cash flow are a basis upon which we measure our financial performance, as well as our ability to pay down debt, save cash for future use and build shareholder equity. We also believe that the presentation of these calculations provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis. Cash operating performance and free cash flow are not necessarily comparable to other similarly titled measures of other companies due to the potential inconsistencies in the method of calculation.

	Twenty-six weeks ended
	June 29, 2004	July 1, 2003
Reconciliation of Net Loss to Cash Operating Performance:
Net loss	$(7,306)	$(20,857)
Adjustments for non-cash charges:
Depreciation and amortization	10,852	14,297
Stock-based compensation expense	35	—
Loss on disposal of assets	1,713	—
Adjustments of integration and reorganization costs	(799)	—
Cumulative change in fair value of derivatives	—	70
Amortization of debt issuance and debt discount costs	908	2,212
Notes issued as paid in kind for interest on Bridge Loan	—	510
Issuance of standstill warrants	—	1,238
Greenlight interest	—	1,025

Cash Operating Performance	$5,133	$(1,505)

	Twenty-six weeks ended
	June 29, 2004	July 1, 2003
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow:
Net cash provided by operating activities	$5,435	$1,219
Less: purchases of fixed assets	(3,687)	(3,494)

Free Cash Flow	$1,748	$(2,275)

        During the twenty-six weeks ended June 29, 2004, operations generated $5.4 million of cash compared to $1.2 million during the twenty-six weeks ended July 1, 2003. We believe we will continue to see improvements in our company operated store cash operating performance during the next quarter. Due to the timing of the cash interest payment under our $160 million indenture, which is due January 1 and July 1, we anticipate consuming cash from operations during the first and third fiscal quarters of each year. During the second and fourth fiscal quarters of each year, we anticipate generating cash from operations. Historically, our fourth quarter is our strongest quarter for generating cash due to seasonality and gift card promotions. We believe the cash generated during the twenty-six weeks ended June 29, 2004 and December 28, 2004, along with the availability under our AmSouth revolver will be adequate to satisfy our cash obligations.

        During the twenty-six weeks ended June 29, 2004, we used $3.7 million of cash to purchase additional property and equipment which included $1.0 million for new stores, $1.9 million for replacement and new equipment at our existing company-operated stores, $0.3 million for our manufacturing operations and $0.5 million for general corporate purposes.

        During the twenty-six weeks ended June 29, 2004, we used $1.0 million of cash to reduce our debt outstanding on the AmSouth revolver.

        At December 30, 2003, we had unrestricted cash of $9.6 million and restricted cash of $4.9 million. We reduced our working capital deficit to $23.6 million in fiscal 2003 compared with a working capital deficit of $164.8 million in fiscal 2002. This reduction was primarily due to our refinancing the increasing rate notes on July 8, 2003, which was classified as a current liability and replacing it with our $160 million indenture due July 1, 2008, which is classified as a long-term liability.

        In fiscal 2003, we generated $2.0 million of cash from operations compared with operations consuming cash of $6.7 million in fiscal 2002. Our net loss of $67.7 million was partially offset by non-cash charges of $28.2 million of depreciation and amortization, $23.0 million related to the exchange of Series F, $7.8 million associated with non-cash interest, warrants, debt issuance and debt discount, $5.3 million associated with the impairment of trademarks, $2.1 million of changes for integration and reorganization and increased by $2.5 million of other non-cash items. The change in our operating assets and liabilities was attributable to a use of cash related to our restricted cash for worker's compensation insurance and franchisee adfunds offset by an increase of $8.5 million of accounts payable and accrued expenses primarily attributable to $10.0 million of accrued interest payable on our $160 million indenture. "Adfunds" are funds paid by our franchisees that are earmarked as advertising fund contributions and for which we act as custodian.

        In fiscal year 2003, we used $6.0 million of cash in investing activities compared with providing $32.9 million of cash in fiscal 2002, which includes $36.7 million of proceeds from investment in debt securities. During fiscal 2003, we used cash to purchase additional property and equipment which included $2.2 million for new stores, $4.1 million for replacement and new equipment at our company-operated stores, $0.1 million for our manufacturing operations and $0.5 million for general corporate purposes. These investing expenditures were partially offset by $0.4 million received related to the Einstein bonds and $0.6 million of proceeds from the sale of equipment.

        In fiscal year 2003, we generated $3.6 million of cash by financing activities compared with using $31.0 million of cash in fiscal 2002, which includes $37.0 million of repayments related to the bridge loan. The refinancing of the increasing rate notes and other related activities generated approximately $10.3 million of cash. This was partially offset by net repayments of $5.0 million on our AmSouth revolver credit facility with AmSouth and a deposit, net of repayments, of approximately $1.7 million of cash into a restricted escrow account associated with the repayment of a note payable to the New Jersey Economic Development Authority, or NJEDA.

Contractual Obligations

        The following table summarizes the amounts of payments due under specified contractual obligations as of December 30, 2003 (in thousands of dollars):

	Payments Due By Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Debt	$163,225	$2,105	$560	$160,560	$—
Capital Lease Obligations	209	180	29	—	—
Operating Leases	94,206	28,981	45,507	13,321	6,397
Purchase Obligations(a)	14,245	7,529	6,716	—	—
Other Long-Term GAAP Obligations(b)	8,888	1,104	461	461	6,862

Total	$280,773	$39,899	$53,273	$174,342	$13,259

(a)
Purchase obligations consist of non-cancelable minimum purchases of frozen dough from our supplier and certain other raw ingredients that are used in our products.

(b)
Other long-term GAAP obligations consist of the remaining liability related to minimum future purchase commitments with a supplier that advanced us $10.0 million in 1996 and guaranteed franchise debt.

There were no material changes to our contractual obligations for the twenty-six weeks ended June 29, 2004.

Off-Balance Sheet Transactions

        Guarantees.    In the past, we would sometimes guarantee leases for the benefit of certain of our franchisees. The lease guarantees extend through 2008. Under the guarantees, we may be required by the lessor to make all of the remaining monthly rental payments or property tax and common area maintenance payments if the franchisee does not make the required payments in a timely manner. However, we believe that most, if not all, of the franchised locations could be subleased to third parties minimizing our potential exposure. Additionally, we have indemnification agreements with our franchisees under which the franchisees would be obligated to reimburse us for any amounts paid under such guarantees. As of June 29, 2004, our maximum exposure under these contingent liabilities was approximately $2.0 million.

        Insurance Programs.    We are self-insured for a substantial portion of our current and prior years' coverage including workers' compensation, employment practices liability and general liability (collectively, "insurance losses"). To mitigate the potential cost of our exposures for certain of the insurance losses, we make annual decisions to self-fund the risks of loss up to defined maximum per occurrence retentions on a policy-by-policy basis. We then purchase insurance coverage, up to a certain limit, for losses that exceed the self-insurance per occurrence or aggregate retention. The insurers' maximum aggregate loss limits are significantly above our actuarially determined probable losses; therefore, we believe the likelihood of losses exceeding the insurers' maximum aggregated loss limits is remote.

        We are also self-insured for healthcare claims for eligible participating employees subject to certain deductibles and limitations. We have accounted for our liabilities related to the insurance losses and healthcare claims, including reported and incurred but not reported claims, based on information provided by actuaries.

        We believe that we have recorded reserves adequate to cover our insurance losses based upon information we have today. Due to the inherent volatility of actuarially determined insurance loss estimates, it is reasonably possible that we could experience changes in estimated losses, which could be material to our consolidated financial position or results of operations.

Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," or FIN 46. The primary objective of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities, or VIE's. We are not a party to any VIE's. Accordingly, the adoption of FIN 46 did not have a significant impact on our financial statements.

        In April 2003, FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," or SFAS 149. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The accounting and reporting requirements were effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a significant impact on our financial statements.

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," or SFAS 150. SFAS 150 changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount within the statement of operations. The adoption of this new standard resulted in our pre-existing Series F subject to mandatory redemption requirements being reclassified as a liability on July 2, 2003 rather than the historical mezzanine presentation. There was no impact on our statement of operations upon adoption of SFAS 150 given that the Series F had been previously stated at the present value of its redemption amount. The Series Z Preferred Stock exchanged for the remaining Series F in the equity recapitalization has also been classified as a liability since its inception.

        Dividends and accretion of discount or amortization of premiums, if any, will be recognized as interest expense.

        We have considered all other recently issued accounting pronouncements and do not believe that the adoption of such pronouncements will have a material impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        Through June 29, 2004, our results of operations, financial position and cash flows have not been materially affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. We do not use derivative financial instruments to limit our foreign currency risk exposure since virtually all of our business is conducted in the United States.

        Our debt as of June 29, 2004 is principally comprised of the $160 million indenture due July 1, 2008 and the AmSouth revolver. A 100 basis point increase in market interest rates would have an immaterial effect on our borrowing costs, since the interest rate on the $160 million indenture is fixed. The interest rate on the AmSouth revolver fluctuates with changes in the prime rate, but is minor in relation to interest expense in our results of operations and financial condition.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        On July 29, 2002, we dismissed Arthur Andersen LLP as our independent auditors and engaged the accounting firm of Grant Thornton LLP as our new independent auditors. The decision to change auditors was recommended by the audit committee of the board of directors and unanimously approved by the board of directors. The decision to engage Grant Thornton LLP followed our evaluation of proposals from several accounting firms.

        During the fiscal years ended January 1, 2002 and December 31, 2000, and the subsequent interim period through July 29, 2002, there were no disagreements between Arthur Andersen and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to Arthur Andersen's satisfaction, would have caused Arthur Andersen to make reference to the subject matter of such disagreement in its reports on our consolidated financial statements for such years, and there occurred no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

        The audit reports of Arthur Andersen on our original consolidated financial statements for the fiscal years ended January 1, 2002 and December 31, 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

        Pursuant to Item 304(a)(3) of Regulation S-K, we requested that Arthur Andersen furnish a letter addressed to the SEC stating whether they agree with the above statements. A representative of Arthur Andersen advised us that Arthur Andersen is no longer in a position to provide letters relating to its termination as a former audit client's independent auditor, and that Arthur Andersen's inability to provide such letters has been discussed with the staff at the SEC.

        During the fiscal years ended January 1, 2002 and December 31, 2000, and the subsequent interim period through July 29, 2002, we did not consult Grant Thornton LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any of the matters or reportable events set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

BUSINESS

Overview

        We are a leader in the quick casual segment of the restaurant industry with 720 locations in 33 states plus the District of Columbia as of June 29, 2004. We specialize in high-quality foods for breakfast and lunch in a café atmosphere with a neighborhood emphasis. Our product offerings include fresh baked goods, made-to-order sandwiches on a variety of breads and bagels, soups, salads, desserts, premium coffees and other café beverages. As of June 29, 2004, our retail system consisted of 459 company-operated, 212 franchised and 49 licensed locations. We also operate a dough production.

        We operate as a single business segment with a focus on our company-operated restaurants. Our manufacturing and franchise operations are either supportive or ancillary to our main business focus. We are a Delaware corporation and were organized in November 1992.

Acquisitions

        In our early years, we operated and franchised specialty coffee cafés in the northeastern United States. In addition to coffee, we also served fresh, high quality gourmet foods, pastries, etc. Our business strategy in those years was to be a franchisor and grow through acquisitions. With the acquisition of Manhattan Bagel Company, Inc., or Manhattan, in 1998 and Chesapeake Bagel Bakery, or Chesapeake, in 1999, we became a significant franchisor of bagel restaurants and, to a lesser extent, of coffee cafés. In 2001, our strategy evolved to include company-operated restaurants as well as franchised and licensed locations as we completed the Einstein Bros. acquisition, in which we acquired two brands: Einstein Bros. and Noah's New York Bagels, or Noah's. We currently operate company-owned stores predominantly under the Einstein Bros. and Noah's brands. Our franchise operations are predominantly under the Manhattan and Chesapeake brands. We also continue to operate and franchise the New World Coffee restaurants and operate the Willoughby's Coffee and Tea brands. We are currently negotiating an agreement to sell the assets of Willoughby's.

        The Einstein Bros. acquisition in 2001 was accomplished by issuing a substantial amount of short-term debt and mandatorily redeemable preferred equity, which have since been refinanced and restructured. These transactions and their effect on our current capital structure are discussed more fully in the following paragraphs.

Financing Transactions

        For the period August 2000 through June 19, 2001, we engaged in several financing transactions with various entities to acquire the bonds of Einstein Bros., which had declared Chapter 11 bankruptcy on April 27, 2000. The face amount of these financings was $250.0 million, which consisted of $185.0 million of debt and $65.0 million of preferred stock. The proceeds of these financings, net of discounts and issuance costs, were approximately $225.0 million. These proceeds were primarily used to purchase substantially all the assets of Einstein Bros. on June 19, 2001 for $160.0 million along with the assumption of certain liabilities subject to adjustment to the extent they exceeded $30.0 million. The remaining amounts were used to fund operating, investing and other financing activities. The maturity date on the debt and redemption date of certain preferred stock issuances ranged from one to three years. The debt and preferred stock agreements required the issuance of additional warrants and payment of dividends in the event that they were not redeemed within a certain period.

        On November 27, 2001, NASDAQ delisted our common stock from the Nasdaq National Market due to corporate governance violations and public interest concerns. See additional information regarding our common stock under Risk Factors included elsewhere in this prospectus.

        We subsequently incurred non-recurring expenditures in connection with an investigation of $3.5 million in unauthorized bonus payments, a proposed refinancing of our increasing rate notes, and a re-audit of our financial statements for fiscal 2001 and fiscal 2000 due to the accounting treatment we applied to debt and preferred stock specifically related to the accounting treatment for effective interest and derivative liabilities in the consolidated financial statements as originally filed under the Exchange Act.

        We also defaulted on the repayment of the $35 million asset-backed loan to our non-restricted subsidiary, New World EnbcDeb Corp., or the bridge loan, which matured on June 15, 2002.

        In October 2002, we engaged CIBC World Markets Corp. as our exclusive financial advisor in connection with our review of strategic alternatives to rationalize our capital structure. From October 2002 to June 2003, we reviewed a variety of transactions and alternatives for our business.

Debt Refinancing

        On July 8, 2003, we issued $160.0 million of 13% senior secured notes due 2008, or the $160 million indenture, in a private placement to replace our increasing rate notes. The $160 million indenture was offered by us and guaranteed, fully and unconditionally, jointly and severally, by all of our present and all future subsidiaries. We used the net proceeds of the offering, among other things, to refinance the increasing rate notes. In November 2003, the original notes issued under the $160 million indenture were exchanged by us for notes that were registered with the SEC pursuant to a registration statement on Form S-4.

        On July 8, 2003, we entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank, or the AmSouth revolver. The AmSouth revolver was subsequently amended to make technical corrections, clarify ambiguous terms and provide for increased limits with respect to letters of credit.

Equity Recapitalization

        On June 26, 2003, our board of directors approved an equity restructuring agreement with the holders of all our preferred stock and a substantial portion of our fully diluted common stock, including Greenlight Capital, L.P.; Greenlight Capital Qualified, L.P.; Greenlight Capital Offshore, Ltd.; Brookwood New World Investors, L.L.C.; and NWCI Holdings, LLC. We refer to these entities collectively as Greenlight in this prospectus.

        Additionally, we also agreed to the equity recapitalization with Halpern Denny Fund III, L.P., or Halpern Denny. Certain of these entities also held a portion of the increasing rate notes.

        On September 24, 2003, our stockholders approved the equity recapitalization as follows:

  •
  we issued Halpern Denny 57,000 shares of Series Z preferred stock, par value $0.001 per share, in exchange for 56,237.994 shares of Series F preferred stock, par value $0.001 per share (including accrued and unpaid dividends, which were payable in additional shares of Series F), 23,264,107 shares of common stock, and warrants to purchase 13,711,054 shares of common stock (collectively, the Halpern Denny interests); and

  •
  each stockholder received 0.6610444 new shares of common stock for every share of common stock held by such stockholder pursuant to a 1.6610444-for-one forward stock split in order to effect the transactions contemplated by the equity recapitalization;

  •
  the per share exercise price and the number of shares of common stock issuable upon the exercise of each outstanding option or warrant (other than the warrants that were issued in connection with the increasing rate notes pursuant to the Warrant Agreement dated June 19, 2001, as amended between us and The Bank of New York, as warrant agent) were adjusted to reflect the forward stock split;

  •
  immediately following the forward stock split, we issued Greenlight 938,084,289 shares of common stock in exchange for 61,706.237 shares of Series F. These shares of Series F included:

  •
  shares originally issued as Series F,

  •
  shares converted into Series F from the Greenlight obligation; and

  •
  shares converted into Series F from the bridge loan, which was acquired by Greenlight from Jefferies & Company, Inc.

        Following the closing of the equity recapitalization, Greenlight beneficially owned approximately 92% of our common stock on a fully diluted basis and warrants issued pursuant to the warrant agreement represented approximately 4.3% of our common stock on a fully diluted basis.

        In addition to approving the equity recapitalization at our September 24, 2003 annual meeting, our stockholders approved the following restructuring-related items:

  •
  amending our restated certificate of incorporation to effect a one-for-one hundred reverse stock split following the consummation of the transactions contemplated by the equity recapitalization;

  •
  amending our restated certificate of incorporation to reduce the number of shares of common stock authorized for issuance following the consummation of the effectiveness of the reverse stock split to 15,000,000;

  •
  amending our restated certificate of incorporation to eliminate the classification of the board of directors; and

  •
  amending our restated certificate of incorporation to allow our stockholders to take action by written consent of the holders of 80% of our capital stock entitled to vote on such action.

Industry Overview

        Demographic shifts and evolving lifestyles have affected the U.S. restaurant industry over the past 30 years. The growth of women in the workforce, the resulting rise of dual income households, a large decrease in blue collar jobs and corresponding increase in white collar employment means consumers find themselves pressed for time, but not for money. Less time, more money, different jobs and fewer stay-at-home cooks all continue to drive changes in food consumption habits in America. According to Technomic, Inc., a food service consulting company, the U.S. foodservice industry (i.e., food consumed outside the home) will account for 49% of total food sales in 2004, up from just 37% in 1975.

        These same demographic shifts and evolving lifestyles have more recently given rise to an entirely new segment in the restaurant industry called "quick casual". This is the segment in which our brands compete. Quick casual blends the convenience and low average price of quick service restaurants (QSR) with the pleasant atmosphere and higher food quality of casual dining restaurants. As defined by Technomic, quick casual restaurants are "attractive and comfortable establishments that serve freshly prepared, wholesome, quality, authentic foods in reasonably fast service formats." According to a recent study by Technomic Inc., quick casual represents approximately a $6.0 billion industry as of 2002 with a 3-year compound growth rate of 11%. According to a King-Casey study, growth of quick casual restaurants has been driven by consumer priorities for speed, convenience, healthier menu items and a pleasant dining environment.

        According to Technomic, this category is expected to increase by 38% between 2002 and 2005 due to the following demographic drivers: rise of dual incomes, time constraints, aging baby boomers, growing ethnicity, increased consumer sophistication and demand for healthier foods. In response to this trend, our brands have sought to leverage their historic affiliation with the breakfast daypart into broader dayparts. In the restaurant industry, a daypart is defined as a specific mealtime (e.g. breakfast, lunch, dinner), and those time periods in between each specific mealtime. We now offer the consumer a broad menu of high quality foods throughout the day.

Restaurant Operations

        We operate, franchise or license 720 locations as of June 29, 2004 under our Einstein Bros., Noah's, Manhattan, Chesapeake, New World Coffee and Willoughby's Coffee & Tea brands. We expect to grow our restaurant operations primarily through our Einstein Bros. brand.

  Einstein Bros.

        As of June 29, 2004, there were 371 company-operated and 46 licensed Einstein Bros. locations in 29 states and the District of Columbia. The average Einstein Bros. location is approximately 2,200 square feet in size with approximately 40 seats and is generally located in a neighborhood or regional shopping center. Einstein Bros.' current menu specializes in high-quality foods for breakfast and lunch, including fresh baked goods, made-to-order sandwiches on bagels and breads such as challah, hearty soups, innovative salads, desserts, five fresh brewed premium coffees daily and other café beverages. The Einstein Bros. brand generated approximately 79% of our 2003 revenues.

  Noah's

        As of June 29, 2004, there were 80 company-operated and 3 licensed Noah's locations in 3 states. The average Noah's location is approximately 1,800 square feet in size with approximately 12 seats and is located in urban neighborhoods or regional shopping centers. We use elaborate tile work and wood accents in the brand's design to create an environment whimsically reminiscent of a Lower East Side New York deli, which reinforces the brand's urban focus with an emphasis on the authenticity of a New York deli experience. Noah's menu specializes in high-quality foods for breakfast and lunch, including fresh baked goods, made-to-order deli style sandwiches, including such favorites as pastrami, corned beef and roast beef piled high on fresh breads and bagels baked on location daily, hearty soups, innovative salads, desserts, five fresh-brewed premium coffees daily and other café beverages. The Noah's brand generated approximately 16% of our 2003 revenues.

  Manhattan and Chesapeake

        As of June 29, 2004, there were 165 franchised Manhattan locations in 15 states and 37 franchised Chesapeake locations in 12 states and the District of Columbia. The average Manhattan and Chesapeake location is approximately 1,400 to 2,400 square feet with 24 to 50 seats and is primarily located in urban neighborhoods or regional shopping centers. Manhattan and Chesapeake stores are designed to combine the authentic atmosphere of a bagel bakery with the comfortable setting of a neighborhood-meeting place. The locations offer over 20 varieties of fresh baked bagels, as well as bagel sticks and bialys and up to 15 flavors of cream cheese, an extensive variety of breakfast and lunch sandwiches, salads, soups, coffees and café beverages, soft drinks and desserts. The Manhattan and Chesapeake brands generated approximately 4% of our 2003 revenues. Manhattan revenues are comprised of manufacturing revenues (primarily sales of dough, cream cheese and coffee to franchisees), royalty payments and fees. Chesapeake revenues are comprised solely of royalty payments and fees.

  New World Coffee/Willoughby's Coffee & Tea

        As of June 29, 2004, there were 8 company-operated and 10 franchised New World Coffee and Willoughby's Coffee & Tea locations in 5 states in the northeastern United States. The New World Coffee/Willoughby's brands generated approximately 1% of our 2003 revenues. New World Coffee/Willoughby's revenues are primarily comprised of company-operated location sales, manufacturing revenues, royalty payments and fees. We are currently evaluating whether these brands remain a part of our overall strategic plans.

        During the second quarter ended 2004, we completed our evaluation of the Willoughby's brand and determined that it did not fit within our overall strategic plan. We have identified a buyer to purchase the business and we are negotiating an agreement. The Willoughby's business consists of a coffee roasting plant, two retail locations and an office space. Under the proposed terms, we will sell the assets for a total purchase price of $426,000 to be received in cash, subject to post-closing adjustments for changes from May 25, 2004 to closing in inventory, accounts receivable and cash in drawer. Additionally, we may be entitled to post-closing payments of up to $100,000 contingent upon the landlord's option to terminate the lease at one of our retail locations.

        In connection with the sale of Willoughby's, we intend to execute a two-year supply agreement to purchase coffee from the buyer for our New World Coffee outlets. We currently expect the sale to close by the end of August 2004.

Business Strategy

        Our business strategy focuses on the following key areas:

  Revitalize our Concepts

        We intend to begin revitalization of our Einstein Bros. company-operated restaurants in late 2004. The planned modifications include changes to our customer service system, menu offerings and the "look and feel" of our company-operated restaurants. We have two prototypes scheduled to open during the fourth quarter of this year. We will operate the two prototypes for approximately 90 days before commencing a staggered rollout on a market-by-market basis. By the end of the current fiscal year, we anticipate the completion of our first market. It is our intention to thoroughly study the financial and operating performance of the two prototypes in order to determine modifications necessary, if any, to our menu offerings and/or the physical layout of our restaurants for future prototypes.

  Increase Sales Through Daypart Expansion

        We intend to grow our business by continuing to focus on expanding our dayparts. We believe we have an attractive opportunity to grow our lunch daypart to take advantage of the largest segment of the restaurant industry by offering the consumer a broad menu of high quality foods throughout the day. Specifically, in 2003, we launched product initiatives to expand our selection of gourmet sandwiches, introduced hot lunch offerings and broadened our selection of desserts and premium beverages. We also launched additional service initiatives to improve location-level through-put and speed of service. We are introducing marketing initiatives to increase frequency, build check average and enhance our market reach.

  Develop New Menu Offerings Based on Customer Trends

        We are committed to providing high quality, delicious everyday food that the consumer will not find anywhere else and would not make at home. Our research, a compilation from Harmen Atchinson, Lerner Research, ethnographic research from our existing customers and our own focus groups, indicates that the Einstein Bros. and Noah's brand appeals to our customers because we start with premium quality ingredients and turn them into a selection of fresh foods and drinks. We offer a broad variety of fresh-baked goods, sandwiches, signature salads, flavorful soups and desserts. Our beverage menu features a full line of premium coffees and café drinks. Our gourmet offerings are prepared in front of customers using fresh ingredients, a key trait to the quick casual segment. We strive to maintain a pipeline of new menu offerings that are systematically introduced in order to keep our menu innovative, delicious, and relevant to our consumers' lifestyles. For example, in the past year we have seen a trend towards "healthier lifestyles" in our consumers. We have responded by offering choices focused on a variety of dietary needs, from introducing a lower carbohydrate bagel to salads, vegetarian soups and egg dishes that do not include bread.

  Develop Alternative Sales Channels

        We believe we have opportunities to develop multiple sales channels outside of our traditional retail locations. These alternatives can generate incremental revenues, enhance our brands' visibility and improve customer convenience. In particular, in-store bakeries in the grocery and warehouse club channels are increasingly seeking strong consumer brands to help drive their sales of bread and bagels.

        We have established a vendor partnership with Costco pursuant to which we sell Einstein Bros. and Noah's products dual branded with the Kirkland signature brand through more than 300 Costco stores. We entered into a similar arrangement with Target Corp. pursuant to which we sell Einstein Bros. products through more than 100 SuperTarget stores. We expect to attract additional alternative retail customers based on Einstein Bros.' substantial brand equity and superior food quality and freshness.

  Pursue Disciplined Growth

        We have an opportunity to add new company-operated Einstein Bros. locations in existing markets to realize additional operating and marketing efficiencies, leverage existing brand awareness and enhancing customer convenience. We added six new Einstein Bros. company-operated locations during 2003 and intend to open an additional 4 to 6 locations during 2004. We have a strong platform for growth through store licensing as a result of our solid positioning within the quick casual restaurant segment. Our store licensing program, which is available to qualified foodservice operators, continues to expand with 41 licensed store locations open at the end of 2003, up from 26 locations at the end of 2002. We intend to continue that expansion by opening approximately 30 licensed store locations during 2004. We continue to evaluate a franchising program for Einstein Bros., which would be available to experienced, well-capitalized operators, to help build our leadership position in the quick casual segment of the restaurant industry.

Sourcing, Manufacturing & Distribution

        We believe that controlling the manufacture and distribution of our key products is an important element in ensuring both quality and profitability. To support this strategy, we have developed proprietary formulations, invested in processing technology and manufacturing capacity, and aligned ourselves with strategic suppliers.

  Bagel Dough

        We have significant know-how and technical expertise for manufacturing and freezing mass quantities of raw dough to produce a high-quality product more commonly associated with smaller bakeries. We believe this system enables locations to provide consumers with a variety of consistent, superior products. We currently operate a bagel dough manufacturing facility in Whittier, CA and have a supply contract with Harlan Bakeries, Inc. in Avon, IN that produces bagel dough to our specifications.

  Cream Cheese

        Our cream cheese is currently purchased through two third party providers and is sold at our Einstein Bros., Noah's and Manhattan locations.

  Coffee

        The majority of our coffee is purchased through a third party provider and is sold at our Einstein Bros. and Noah's locations.

  Distribution

        We currently utilize a network of independent distributors to distribute frozen dough and other materials to our locations. By contracting with distributors, we are able to eliminate investment in distribution systems and to focus our managerial and financial resources on our retail operations.

        Virtually all food products and supplies for our company-owned store operations, including frozen dough, cream cheese, coffee, meats and paper goods are contracted for by us and delivered by the vendors to our distributors for delivery to the locations. The individual locations order directly from the distributors one to three times per week.

  Site Selection

        We have completed a detailed site selection and trade area analysis for selected markets in the United States. Our site selection process focuses on identifying markets, trade areas and specific sites based on several factors, including visibility, ready accessibility (particularly for morning and lunch time traffic), parking, signage and adaptability of any current structures. We then determine the availability of the site and the related costs. Our site and selection strategy emphasizes co-tenant out parcel, end-cap and in-line locations in neighborhood shopping centers and power centers with easy access from high-traffic roads.

  Commissaries

        We believe that our commissary system, which processes bulk raw ingredients used at our company-operated stores and licensee locations, provides a competitive advantage. Our commissaries assure consistent quality, supply fresh products and improve efficiencies by reducing labor and inventory requirements. We focus our growth in areas that allow us to continue to gain efficiencies through leveraging the fixed cost of our current commissary structure. Distribution is accomplished through leveraging our regional distribution partners and locally in certain markets through a fleet of temperature-controlled trucks operated by our personnel.

Marketing

        We are developing an advertising and media strategy to mirror our evolving business strategy. Our approach includes multi-dimensional media tactics integrating print, traffic radio, broadcast, outdoor and direct mail to support our high revenue markets.

        Company-operated and franchised locations are generally required to contribute to the respective brand's marketing fund, which provides the locations with marketing support, including in-store point-of-purchase and promotional materials. Print and other mass media advertising is utilized to increase consumer interest and build sales.

Franchise and Licensing Programs

        We have entered into licensing agreements with Aramark, Sodexho, Army & Air Force Exchange Service (AAFES) and other foodservice operators to develop stores on college campuses, hospitals, airports, military installations and other locations. As of June 29, 2004, we had 49 licensed locations open and intend to add approximately 30 licensed locations by the end of 2004. The licensing program typically requires the payment of an upfront license fee that is fully earned at the time the licensee commences operations, and continuing royalties on sales from each location. The licensees are required to buy all their proprietary products from sources approved by us.

        We have a franchise base primarily in our Manhattan and Chesapeake brands that generates a recurring revenue stream through fee and royalty payments. Our franchise base provides us with the ability to grow our brands with a minimal commitment of capital by us, and creates a built-in customer base for our manufacturing operations. During the thirteen weeks ended June 29, 2004, we began an evaluation of the rationale for each of our brands with a view toward determining whether the brand should be a part of our overall strategic business plan.

Management Information Systems

        Each Einstein Bros. and Noah's company-operated location uses point-of-sale computers to collect daily transaction data, which is used to generate pertinent marketing information, including daily sales, product mix and average check. All product prices are programmed into the system from our corporate office.

        Our in-store personal computer system is designed to assist in the management of our restaurants. The system provides labor and food cost management tools to provide corporate and retail operations management quick access to retail data and to reduce store managers' administrative time. The system supplies sales, bank deposit and variance data to our accounting department on a daily basis. We use this data to generate daily sales information and weekly-consolidated reports regarding sales and other key measures, as well as preliminary weekly detailed profit and loss statements for each location with final reports following the end of each fiscal period.

Trademarks and Service Marks

        Our rights in our trademarks and service marks are a significant part of our business. We are the owners of the federal registration of the "Einstein Bros.," "Noah's New York Bagels," "Manhattan Bagel," "Chesapeake Bagel Bakery" and "New World Coffee" marks. Some of our trademarks and service marks are also registered in several foreign countries. We are aware of a number of companies that use various combinations of words in our marks, some of which may have senior rights to ours for such use, but we do not consider any of these uses, either individually or in the aggregate, to materially impair the use of our marks. It is our policy to defend our marks and the associated goodwill from encroachment by others. The trademarks and service marks listed above represent the brands of the retail outlets that we own.

        We also own numerous other trademarks and service marks related to our business.

Competition

        We experience competition from numerous sources in our trade areas. Our restaurants compete based on customers' needs for breakfast, lunch and afternoon "chill-out," which is the period after lunch and before dinner. Our competitors may change based upon the daypart we offer our products in. The competitive factors include location, environment, customer service, price and quality of products. We compete for leased space in desirable locations. Certain of our competitors may have capital resources exceeding those available to us. Our primary competitors include specialty food and casual dining restaurant retailers including national, regional and locally owned restaurants.

        Currently, the restaurant industry is experiencing increases in the cost of dairy and other raw ingredients, as well as increases in energy costs. We have begun to see the impact of such increases in our food costs, utility bills and transportation charges. These increases directly impact the profitability of company-owned locations, manufacturing operations and distribution channels. While we have purchase commitments for our dairy and other raw ingredients that mitigate immediate increases in food costs, our purchase commitments are not long-term in nature. Accordingly, in the near future we may experience degradation in our profit margins until such time as we are able to pass on increased costs to our consumers.

        Our business is subject to seasonal trends. Generally, our revenues in the first fiscal quarter are somewhat lower than in the other three fiscal quarters.

Government Regulation

        Each of our locations is subject to licensing and regulation by a number of governmental authorities, which include health, safety, labor, sanitation, building and fire agencies in the state or municipality in which the store is located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of locations for an indeterminate period of time or third-party litigation. Our manufacturing, commissary and distribution facilities are licensed and subject to regulation by either federal, state or local health and fire codes, and the operation of our trucks are subject to Department of Transportation regulations. We are also subject to federal and state environmental regulations.

        Our franchise operations are subject to Federal Trade Commission regulation and various state laws, which regulate the offer and sale of franchises. Several state laws also regulate substantive aspects of the franchisor-franchisee relationship. The FTC requires us to furnish to prospective franchisees a franchise offering circular containing prescribed information. A number of states in which we might consider franchising also regulate the sale of franchises and require registration of the franchise offering circular with state authorities. In August 2003, the New York Attorney General's office requested information relating to prior sales of franchises in New York. See "—Legal Proceedings."

Employees

        As of June 29, 2004, we had 8,153 employees, of whom 7,863 were store personnel, 81 were plant and support services personnel, and 209 were corporate personnel. Most store personnel work part-time and are paid on an hourly basis. We have never experienced a work stoppage and our employees are not represented by a labor organization. We believe that our employee relations are good.

Properties

        As of June 29, 2004, we and our franchisees and licensees operated 720 locations as follows:

Location	Company-Operated	Franchised/Licensed	Total
Alabama	—	2	2
Arizona	22	2	24
California	88	20	108
Colorado	30	3	33
Connecticut	5	2	7
Delaware	2	4	6
District of Columbia	1	6	7
Florida	50	26	76
Georgia	13	8	21
Illinois	34	4	38
Indiana	11	1	12
Kansas	10	—	10
Louisiana	—	1	1
Maryland	11	8	19
Massachusetts	4	2	6
Michigan	18	3	21
Minnesota	9	2	11
Missouri	15	1	16
Nevada	9	—	9
New Hampshire	1	—	1
New Jersey	5	44	49
New Mexico	5	—	5
New York	4	20	24
North Carolina	2	12	14
Ohio	13	4	17
Oregon	6	1	7
Pennsylvania	15	44	59
South Carolina	—	5	5
Texas	26	6	32
Utah	20	—	20
Virginia	14	27	41
Washington	4	—	4
West Virginia	—	1	1
Wisconsin	12	2	14

Total	459	261	720

        Information with respect to our headquarters, training and production facilities is presented below:

Location	Facility	Size
Golden, CO(1)	Headquarters, Support Center, Test Kitchen	46,802 sq. ft.
Hamilton, NJ(2)	Franchise Support Center, Test Kitchen	13,300 sq. ft.
Whittier, CA(3)	Production Facility	54,640 sq. ft.
Los Angeles, CA(4)	Production and Distribution Facility	24,000 sq. ft.
Branford, CT(5)	Office, Training Center, Roasting Facility, Storage	7,400 sq. ft.
Walnut Creek, CA(6)	Administration Office—Noah's	3,290 sq. ft.

(1)
This facility is leased through May 31, 2007.

(2)
This facility is leased through October 31, 2005.

(3)
This facility is leased with an initial lease term through November 30, 2005 with two five-year extension options.

(4)
This facility is leased with an initial lease term through April 30, 2007 and two five-year extension options. Effective March 2003, this facility was no longer operated by us. In July 2003 we sublet the facility for the remainder of the term.

(5)
This facility is currently leased month-to-month. The sale of Willoughby's, which includes this facility and is further explained elsewhere in this prospectus, is expected to close by the end of August 2004.

(6)
This facility is leased through February 28, 2005 with one three-year extension option.

Legal Proceedings

        We are subject to claims and legal actions in the ordinary course of our business, including claims by our franchisees, licensees, and employees or former employees. We do not believe that an adverse outcome in any currently pending or threatened matter, other than described below, would have a material adverse effect on our business, results of operations or financial condition.

  Employment Related

        On July 31, 2002, Tristan Goldstein, a former store manager, and Valerie Bankhordar, a current store manager, filed a putative class action against Einstein and Noah Corp., or ENC, in the Superior Court for the State of California, County of San Francisco. The plaintiffs allege that ENC failed to pay overtime wages to managers and assistant managers of its California stores who were improperly designated as exempt employees in violation of California wage and hour laws and Business Profession Code Section 17200. During April 2004, we reached an agreement in principle for the settlement of litigation with the plaintiffs, subject to court approval. Amounts representing our estimate to settle this litigation were previously recorded during the quarter ended December 30, 2003.

        On March 31, 2003, Jerold E. Novack, our former Chief Financial Officer and Secretary, filed a complaint in the United States District Court for the District of New Jersey against us, Anthony D. Wedo, our former Chairman and Chief Executive Officer, and William J. Nimmo, a former member of our board of directors. The complaint purports to state claims for breach of plaintiff's employment contract, breach of Messrs. Wedo and Nimmo's fiduciary duties to plaintiff, defamation, and violation of the New Jersey Conscientious Employee Protection Act, and in addition seeks a declaration that the termination of plaintiff "for cause" was invalid. We have answered and filed counterclaims against Mr. Novack and on January 20, 2004, the Court granted our motion to dismiss the breach of fiduciary duty claims. On July 9, 2004, both the plaintiffs and defendants filed motions for summary judgment.

Arguments on motions are scheduled for September 7, 2004. At this time, it is not possible to reasonably estimate the possible loss or range of loss, if any.

        On June 4, 2003, R. Ramin Kamfar, our former Chairman of the Board and Chief Executive Officer, filed an action in the United States District Court for the Southern District of New York against us and Anthony D. Wedo, our former Chairman and Chief Executive Officer, alleging causes of action for breach of contract, defamation, declaratory relief and punitive damages. We believe that the claims of Mr. Kamfar are without merit. We have answered and filed counterclaims against Mr. Kamfar, including claims for breach of fiduciary duty, fraud, and breach of contract. Motions for summary judgment were filed on July 15, 2004. At this time, it is not possible to reasonably estimate the possible loss or range of loss, if any.

  Investigations

        On April 3, 2002, the SEC notified us that the Commission was conducting an investigation into the resignation of our former Chairman, R. Ramin Kamfar, and the termination for cause of our former Chief Financial Officer, Jerold Novack, and the delay in filing our Form 10-K for 2001. We have cooperated fully with the investigation as well as with a Department of Justice inquiry relating to these issues. Further, several of the former and present officers and directors have requested that we advance reasonable legal expenses on their respective behalves to the extent any of them is or has been requested to provide information to the SEC in connection with its investigation. We are fulfilling our obligations as required by applicable law and our by-laws. At this time, it is not possible to reasonably estimate the possible loss or range of loss, if any.

        On August 7, 2003, supplemented on November 25, 2003 and January 9, 2004, we received a subpoena for documents from the Office of the Attorney General of the State of New York requesting information primarily related to whether our subsidiary, Manhattan Bagel Company, Inc., qualified for a net worth exemption from franchise registration in light of the restatement of the Company's financial results for 2000 and 2001, the facts and circumstances leading to the resignation of the Company's former Chief Executive Officer and others, and the termination of its former Chief Financial Officer, and issues relating to cost of bagel dough. We have responded to these requests and have not received any further inquiries in this regard for the past six months. During July 2004, the Attorney General's Office informed us that the Uniform Franchise Offering Circular (UFOC) (the franchise registration) application for registration of Manhattan and Chesapeake has been processed and approved for registration.

  Financial Impact of Litigation

        We are engaged in various other legal proceedings and have certain unresolved claims pending. The ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. However, we believe based upon consultation with legal counsel that there are no other matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on our consolidated financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

        Set forth below is certain information with respect to our executive officers and directors:

Name	Age	Position
Paul J.B. Murphy III	49	President, Chief Executive Officer and Director
Susan E. Daggett	43	Chief Operating Officer
Richard P. Dutkiewicz	48	Chief Financial Officer
Jill B.W. Sisson	56	General Counsel and Secretary
Michael J. Mrlik II	46	Executive Vice President—Operations
John S. Clark(2)	31	Director
S. Garrett Stonehouse, Jr.(1)(2)	34	Director
Leonard Tannenbaum(1)(2)	31	Director
E. Nelson Heumann	46	Director
Frank C. Meyer(1)	60	Director

(1)
Member of Audit Committee.

(2)
Member of Compensation Committee.

        Paul J.B. Murphy III.    Mr. Murphy was appointed Acting Chairman and Chief Executive Officer in October 2003. Mr. Murphy joined us in December 1997 as Senior Vice President—Operations and had served as Executive Vice President—Operations since March 1998. Mr. Murphy was appointed our Chief Operating Officer in June 2002. From July 1996 until December 1997, Mr. Murphy was Chief Operating Officer of one of our former area developers. From August 1992 until July 1996, Mr. Murphy was Director of Operations of R&A Foods, L.L.C., an area developer of Boston Chicken. Mr. Murphy has a B.A. degree from Washington and Lee University.

        Susan E. Daggett.    Ms. Daggett was appointed Chief Operating Officer in October 2003. Ms. Daggett joined us in 1995 as Director, Operations Finance, and was subsequently promoted to V.P., Operations Finance, then to V.P. and Controller. In May 1998, she moved into our purchasing and distribution areas, serving as V.P., Purchasing and later as V.P., Supply Chain, before becoming our Chief Supply Officer in May 2002. Prior to joining us, Ms. Daggett served as Director, Financial Planning and Reporting at Arby's Inc., and as Director, Financial Planning and Analysis with Burger King. Ms. Daggett began her career at Ernst & Whinney. She has a B.A. degree in Business Administration from the University of Northern Iowa.

        Richard P. Dutkiewicz.    Mr. Dutkiewicz joined us in October 2003 as Chief Financial Officer. From May 2003 to October 2003, Mr. Dutkiewicz was Vice President—Information Technology of Sirenza Microdevices, Inc., a publicly traded telecommunications component manufacturer located in Broomfield, Colorado. In May 2003, Sirenza Microdevices, Inc. had acquired Vari-L Company, Inc., a publicly traded telecommunications component manufacturer. From January 2001 to May 2003, Mr. Dutkiewicz was Vice President—Finance, Chief Financial Officer of Vari-L Company, Inc. From April 1995 to January 2001, Mr. Dutkiewicz was Vice President—Finance, Chief Financial Officer, Secretary and Treasurer of Coleman Natural Products, Inc., located in Denver, Colorado, a leading supplier of branded natural beef in the United States. Mr. Dutkiewicz's previous experience includes senior financial management positions at Tetrad Corporation, MicroLithics Corporation and various divisions of United Technologies Corporation. Mr. Dutkiewicz was an Audit Manager at KPMG LLP. Mr. Dutkiewicz received a BBA degree from Loyola University of Chicago and is a member of the American Institute of Certified Public Accountants, Financial Executives International and the Association for Corporate Growth.

        Jill B. W. Sisson.    Ms. Sisson, who joined us as a consultant in December 2003, most recently served as General Counsel and Secretary of Graphic Packaging International Corporation, a NYSE-listed packaging company, from September 1992 until its merger with Riverwood Holding, Inc. in August 2003. From 1974 to September 1992, she engaged in private law practice in Denver, Colorado. She received her J.D. degree from the University of Colorado Law School in 1974.

        Michael J. Mrlik II.    Mr. Mrlik joined us in October 1997 and has served in several capacities since then. He has been our Executive Vice President—Operations since October 2003, and previously served as our Senior Vice President—Operations (May 2002 - October 2003), Vice President—Operations (January 2000 - May 2002), Vice President—Franchise (July 1999 - January 2000), and Vice President—Operations (October 1997 - July 1999). Mr. Mrlik has a B.A. degree from Washington and Lee University.

        John S. Clark II.    Mr. Clark was appointed to the board of directors in July 2003. In March 2004, Mr. Clark co-founded Southpoint Capital. Mr. Clark was an analyst at Greenlight Capital, Inc., an investment management firm, from July 2002 through March 2004. From April 1997 until August 2000, Mr. Clark ran GameSouth, a specialty vending company headquartered in Atlanta, which was founded by Mr. Clark. Prior to 1997, Mr. Clark spent one year at Prometheus Partners, a private equity firm, and one year at PricewaterhouseCoopers LLP. Mr. Clark graduated from the University of North Carolina at Chapel Hill in 1995 and received an M.B.A. with distinction from Harvard Business School in 2002.

        S. Garrett Stonehouse, Jr.    Mr. Stonehouse has served as our director since February 2004. He has been a principal and founding partner of MCG Global, LLC, a private equity investment firm in Westport, CT, since 1995. Prior to co-founding MCG Global, he was vice president of Fidelco Capital Group. Before joining Fidelco in 1994, he held various positions with GE Capital. Mr. Stonehouse received a B.A. degree from Boston College in economics and mathematics.

        Leonard Tannenbaum.    Leonard Tannenbaum, C.F.A., has served as our director since March 1999 and has been the Managing Partner at MYFM Capital, LLC, a boutique investment banking firm, and a partner at BET, a capital fund, since October 1998. From 1997 until October 1998, Mr. Tannenbaum was a partner at LAR Management, a hedge fund. From 1996 until 1997, he was an assistant portfolio manager at Pilgrim Baxter and Co. From 1994 until 1996, he was an Assistant Vice President in the small company group of Merrill Lynch. Mr. Tannenbaum currently serves on the board of directors of Assisted Living Concepts, Inc., a company that owns and operates assisted living residences. Mr. Tannenbaum has an M.B.A. in Finance and a Bachelors of Science in Management from the Wharton School at the University of Pennsylvania.

        E. Nelson Heumann.    Mr. Heumann, C.F.A., has served as our director since May 2004. Mr. Heumann joined Greenlight Capital, Inc., an investment management firm, in March 2000 and was made a managing member of Greenlight Capital, L.L.C. in January 2002. Prior to joining Greenlight, he served as director of distressed investments at SG Cowen from January 1997 to January 2000. From 1990 to January 1997, Mr. Heumann was a director responsible for distressed debt research and trading at Schroders. Prior to that, he was vice-president of bankrupt and distressed debt research for Merrill Lynch. Earlier in his career, Mr. Heumann was employed with Claremont Group, a leveraged buyout firm, and Value Line. He graduated from Louisiana State University in 1980 with a B.S. in Mechanical Engineering and in 1985 with an M.S. in Finance.

        Frank C. Meyer.    Mr. Meyer has served as our director since May 2004 and is a private investor. He was chairman of Glenwood Capital Investments, LLC, a venture capital firm he co-founded, from January 1988 to January 2004. Since 2000, Glenwood Capital has been a wholly owned subsidiary of the Man Group, plc, an investment advisor based in England specializing in alternative investments. Mr. Meyer also serves on the board of directors of Quality Systems, Inc., which specializes in software solutions for medical and dental professionals. Mr. Meyer holds an M.B.A. from the University of Chicago and began his career at the University's School of Business as an instructor of statistics.

Board Composition

        Our board of directors has determined that John S. Clark, S. Garrett Stonehouse, Leonard Tannenbaum, and Frank C. Meyer, qualify as "independent" directors under the rules promulgated by the SEC under the Exchange Act and by the Nasdaq Stock Market. There are no family relationships among any of our executive officers, directors or nominees for director.

        Greenlight currently owns shares of our common stock sufficient to elect all of the members of our board of directors without the approval of any other stockholder.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is an officer or employee of New World Restaurant Group. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

        Until September 24, 2003, each of our non-employee directors received a $15,000 annual retainer to be paid on January 1 of each year for services relating to the prior year, plus $2,000 for each quarterly board meeting, $1,000 for each additional board meeting held in the same calendar year and $500 for each committee meeting. Any director not attending at least 75% of all committee and board meetings held during the year was not entitled to receive the annual retainer. Employee directors are not compensated for service provided as directors. Additionally, each non-employee director received a one-time grant of stock options to purchase 498 shares of our common stock on the date on which such person first became a director. The exercise price of such options is equal to the market value of the shares of common stock on the date of grant.

        Effective September 24, 2003, each of our non-employee directors receives a $15,000 annual retainer, plus $2,000 for each board meeting and $1,000 for each committee meeting. In addition, subject to stockholder approval of the Stock Option Plan for Independent Directors, on January 1 of each year, each independent director receives a grants of options to purchase 10,000 shares of common stock. All directors are reimbursed for out-of-pocket expenses incurred by them in connection with attendance of board meetings and committee meetings.

        In addition, Leonard Tannenbaum received a total of $75,000 for serving as the chairman of the audit committee and chairman of the compensation committee from August through October 2003.

Executive Compensation

  Summary Compensation Table

        The following table sets forth the total compensation awarded to, earned by or paid during our last three fiscal years to our chief executive officer, one former executive officer and our other current executive officers during the year ended December 30, 2003. We refer to these individuals in this prospectus as named executive officers.

Summary Compensation Table

		Annual Compensation							Long Term Compensation
Name and Principal Position	Year	Salary($)		Bonus ($)(1)		Other Annual Compensation ($)			Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)
Paul J.B. Murphy III(2) President and Chief Executive Officer	2003 2002 2001	$ $ $	335,000 320,192 161,538	$ $ $	225,647 150,000 187,516		— — —		— — —	160,000 — —
Anthony D. Wedo(3) Former Chairman and Chief Executive Officer	2003 2002 2001	$ $ $	445,481 560,154 183,077	$ $ $	518,375 234,391 187,516	$ $ $	198,847 18,000 8,308	(4) (5) (5)	— — —	— 5,040,242 —	(6)
Susan E. Daggett Chief Operating Officer	2003		$225,000		$178,664		—		—	140,000
Michael J. Mrlik II Executive Vice President—Operations	2003		$260,000		$142,113		—		—	75,000
Jill B.W. Sisson(7) General Counsel and Secretary	2003		—		—		—		—	75,000
Richard P. Dutkiewicz(8) Chief Financial Officer	2003		$27,038		—		—		—	75,000

(1)
Bonus amounts represent amounts paid in the respective fiscal year for bonuses earned in the preceding fiscal year.

(2)
Mr. Murphy became Chief Executive Officer and Acting Chairman on October 1, 2003.

(3)
Effective September 30, 2003, Mr. Wedo resigned as an officer and director. Mr. Wedo's options terminated 90 days after his resignation.

(4)
Represents car allowance, accrued vacation and severance payments.

(5)
Represents a car allowance.

(6)
We were obligated to issue 3,077,035 options to Mr. Wedo under his original employment agreement. These options were never granted, and in connection with his entering into an amended and restated employment agreement with us effective January 1, 2002, Mr. Wedo was granted options as of December 6, 2002, to purchase 5,040,242 shares of common stock under the amended and restated employment agreement. In December 2003, these options terminated.

(7)
Ms. Sisson is currently a consultant to the company under an agreement dated December 8, 2003.

(8)
Mr. Dutkiewicz was elected as Chief Financial Officer in October 2003.

  Stock Option Grants in Last Fiscal Year

        Set forth below is information on grants of stock options for the named executive officers for the year ended December 30, 2003. In addition, as required by rules promulgated by the SEC under the Exchange Act, the table sets forth hypothetical gains that would exist for the shares subject to such options based on assumed annual compounded rates of stock price appreciation during the option term.

Option Grants in Fiscal 2003

						Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
			Percentage of Total Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted
				Exercise Price ($ per Share)
					Expiration Date
						5%(2)	10%(3)
Paul J.B. Murphy, III	160,000	(4)	20%	3.90	12/19/2013	$392,430	$994,495
Anthony D. Wedo(5)	0		0%	—	—	—	—
Susan E. Daggett	140,000	(4)	18%	3.90	12/19/2013	$343,376	$870,183
Michael J. Mrlik II	75,000	(4)	10%	3.90	12/19/2013	$183,952	$466,170
Jill B.W. Sisson	75,000	(4)	10%	3.90	12/19/2013	$183,952	$466,170
Richard P. Dutkiewicz	75,000	(4)	10%	3.90	12/19/2013	$183,952	$466,170

(1)
The potential realizable value illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their terms, assuming the specified compounded rates of appreciation of the market price per share from the date of grant to the end of the option term. Actual gains, if any, on stock option exercise are dependent upon a number of factors, including the future performance of the common stock and the timing of option exercises, as well as the optionee's continued employment through the vesting period. The gains shown are net of the option exercise price, but do not include deductions for taxes and other expenses payable upon exercise of the option or for the sale of underlying shares of common stock. There can be no assurance that the amounts reflected in this table will be achieved.

(2)
Assumes 5% compounded rate of appreciation in the market price per share from the date of grant to the end of the option term.

(3)
Assumes 10% compounded rate of appreciation in the market price per share from the date of grant to the end of the option term.

(4)
Half of the options are subject to time vesting and half to performance vesting.

(5)
Effective September 30, 2003, Mr. Wedo resigned as an officer and director.

  Fiscal Year End Option Values

        During the fiscal year ended December 30, 2003, none of the named executive officers exercised any stock options. Set forth below is information on the number of stock options held by the named executive officers as of December 30, 2003. None of such stock options were in-the-money as of December 30, 2003.

Fiscal Year End Option Values

	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)
	Exercisable	Unexercisable
Paul J.B. Murphy, III	0	160,000	(1)
Anthony D. Wedo(2)	0	0
Susan E. Daggett	0	140,000	(1)
Michael J. Mrlik II	0	75,000	(1)
Jill B.W. Sisson	0	75,000	(1)
Richard P. Dutkiewicz	0	75,000	(1)

(1)
Half of the options are subject to time vesting and half to performance vesting.

(2)
Effective September 30, 2003, Mr. Wedo resigned as an officer and director. Mr. Wedo's options terminated 90 days after his resignation.

Employment and Other Agreements

        Anthony D. Wedo.    Effective September 30, 2003, Mr. Wedo resigned as Chief Executive Officer and Director and entered into a Settlement Agreement and Mutual General Release with us. The settlement provides for payment of a total of $583,000, including $18,000 in automobile allowance, payable in twelve equal monthly installments. We also agreed to pay our portion of Mr. Wedo's medical, dental and life insurance premiums at the senior executive level, through September 30, 2004. Mr. Wedo forfeited all unvested stock options and retained 3,689 shares of common stock and 41,868 vested stock options, which expired 90 days after his resignation. Mr. Wedo executed a general release and we executed a limited release against claims other than unknown claims for fraudulent or willful misconduct, which would expose us to monetary damages, fines or sanctions. The parties terminated Mr. Wedo's prior employment agreement except for provisions relating to non-competition for one year, nondisclosure of confidential information, non-solicitation of our employees for two years and indemnification.

        Mr. Wedo's prior agreement, the Amended and Restated Employment Agreement entered into as of January 1, 2002, provided for a base salary of $565,000 per year and extended until December 31, 2004, with automatic annual extensions in the absence of notice. Mr. Wedo was entitled to an annual performance bonus of up to 150% of his base salary for such year based upon the achievement of predetermined individual and company goals during such period. For the period July 16, 2001 to July 30, 2003, the contract provided for a guaranteed bonus of $187,500. In addition, Mr. Wedo was entitled to a one-time bonus upon the consummation of an equity offering by us and options to purchase 6% of our common stock, vesting over three years. Finally, the Amended and Restated Agreement provided for severance compensation equal to one times Mr. Wedo's annual base salary.

        Jill B.W. Sisson.    On December 8, 2003, we entered into a consulting agreement with Jill B.W. Sisson to provide legal, consulting and advisory services to us and to serve as our General Counsel and Secretary. Pursuant to the agreement, Ms. Sisson is paid $15,833 per month and, on December 19, 2003, was granted options to purchase 75,000 shares of common stock pursuant to the Executive Employee Incentive Plan, subject to stockholder approval of the plan which we obtained in May 2004. The options vest in part upon length of service, and in part upon the achievement of specified financial goals by us. In addition, Ms. Sisson is eligible to receive annual additional premium compensation based upon company performance and personal performance. Ms. Sisson will also be reimbursed for reasonable and necessary out-of-pocket expenses. The agreement provides for non-solicitation of company employees for a year after termination of the agreement, and can be terminated by either party upon 30 days' notice.

        We have no other employment or similar contracts as of the date of this prospectus.

Stock Option Plans

        Our 1994 Stock Plan provides for the granting to employees of incentive stock options and for the granting to employees and consultants of non-statutory stock options and stock purchase rights. Unless terminated sooner, this plan will terminate automatically in August 2004. Our board of directors has the authority to amend, suspend or terminate this plan, subject to any required approval by our stockholders under applicable law, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the plan.

        Options generally become exercisable in ratable installments over a period of up to four years and expire ten years from the date of grant. On a pro-forma basis, we recognize stock compensation expense on a straight-line basis. In December of 2002, our stockholders approved an amendment to the plan to increase the number of shares available for issuance under the plan to 107,968. As of December 31, 2002, there were 20,981 shares reserved for future issuance under the plan. No options currently available for exercise are considered "in-the-money". On November 21, 2003, the board of directors suspended the plan.

        Our 1995 Directors' Stock Option Plan was adopted by our board of directors and approved by our stockholders in August 1995. Unless terminated sooner, this plan will terminate automatically in August 2005. Our board of directors may amend or terminate this plan at any time; provided, however, that no such action may adversely affect any outstanding option without the optionee's consent and the provisions affecting the grant and terms of options may not be amended more than once during any six-month period. A total of 1,661 shares of common stock have been reserved for issuance under the plan. The plan provides for the automatic grant of non-statutory stock options to our non-employee directors. These options vest immediately upon grant. On December 19, 2003, our board of directors suspended the plan.

        On November 21, 2003, our board of directors adopted the Executive Employee Incentive Plan, amended on December 19, 2003. Our stockholders approved the plan in May 2004. This plan provides for granting incentive stock options to employees and granting non-statutory stock options to employees and consultants. Unless terminated sooner, the plan will terminate automatically in December 2013. The board of directors has the authority to amend, modify or terminate the plan, subject to any required approval by our stockholders under applicable law or upon advice of counsel. No such action may affect any options previously granted under this plan without the consent of the holders. The number of shares issuable pursuant to options granted under the plan is 900,000. Options were granted December 19, 2003, and vest in part based upon the passage of time, and in part upon our financial performance. Options that do not vest due to the failure to achieve specific financial performance criteria are forfeited. As of December 30, 2003, there were 39,000 shares reserved for future issuance under the plan.

        On December 19, 2003, our board of directors adopted the Stock Option Plan for Independent Directors, effective January 1, 2004. Our stockholders approved the plan in May 2004. Our board of directors may amend, suspend, or terminate this plan at any time, provided, however, that no such action may adversely affect any outstanding option without the option holders consent. A total of 200,000 shares of common stock have been reserved for issuance under this plan. The plan provides for the automatic grant of non-statutory stock options to independent directors on January 1 of each year. On January 1, 2004, 30,000 options were granted under the plan. Options become exercisable six months after the grant date and are exercisable for 5 years from the date of grant unless earlier terminated.

        We may issue options from time to time outside the plans described above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Several of our stockholders or former stockholders, including BET, Brookwood New World Investors, L.L.C., Halpern Denny, Greenlight and certain of their affiliates, have also been involved in our financings, refinancings and have purchased our debt and equity securities. We have summarized below financial transactions involving these investors, including our issuance of notes under the $160 million indenture in July 2003 and our equity recapitalization completed in September 2003.

        Leonard Tannenbaum, a director, is the Managing Director of MYFM Capital, LLC and a limited partner and 10% owner in BET. His father-in-law is Bruce Toll, an affiliate of BET. John S. Clark II, a director, was until March 2004, employed by Greenlight. E. Nelson Heumann, a director, is a current employee of Greenlight. Greenlight beneficially owns approximately 97% of our common stock.

        Eve Trkla, a director of our company until August 16, 2003, is the Chief Financial Officer of Brookwood Financial Partners, L.P., a former affiliate of Brookwood New World Investors, L.L.C., or Brookwood. William Nimmo, a director of our company until June 6, 2003, is a partner in Halpern, Denny and Co., an affiliate of Halpern Denny.

        BET, Brookwood, Halpern Denny, Greenlight, Special Situations Fund, L.P, Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and we entered into a Stockholders Agreement, which was terminated upon the equity recapitalization, and which related principally to the composition of our board of directors. Ms. Trkla and Mr. Nimmo were designated by Brookwood and Halpern Denny, respectively, as directors to serve in accordance with the Stockholders Agreement (which was terminated as a result of the equity recapitalization).

        On May 30, 2002, we entered into a Loan and Security Agreement with BET, which provided for a $7.5 million revolving loan facility at 11% interest. The facility was secured by substantially all of our assets. In connection with obtaining the facility, we paid MYFM Capital, LLC a fee of $75,000. As of December 31, 2002, $6.0 million of the revolving credit facility was outstanding. The facility was to expire on March 31, 2003. In February 2003, BET and we executed an amendment to the facility to extend the maturity of the facility to June 1, 2003. From February 1, 2003 to June 1, 2003, the interest rate was 13% per annum. BET and MYFM Capital, LLC received an extension fee of $187,500 in connection with the amendment, payable at maturity, and an additional $112,500 because the facility was not paid in full by June 2, 2003. After June 1, 2003, the interest rate for borrowings under the facility was 15% per annum, and MYFM Capital, LLC received a $25,000 fee for entering into a standstill agreement with us. The facility was repaid in July 2003 with the proceeds of issuance of our 13% Senior Secured Notes due 2008, and BET received $3,000 for reimbursement of legal fees and expenses.

        Greenlight purchased $35.0 million and BET purchased $7.5 million of the notes issued under our $160 million indenture.

        In September 2003, Halpern Denny, Greenlight and we completed the equity recapitalization, pursuant to which the parties recapitalized our equity structure. In connection with the equity recapitalization, we issued 4,337.481 shares of our Series F preferred stock to Greenlight in full payment of the outstanding Einstein notes which Greenlight had purchased from Jefferies in July 2003.

        Also in connection with the equity recapitalization, we issued Greenlight 9,380,843 shares of our common stock in exchange for all shares of Series F preferred stock owned by Greenlight. In addition, 57,000 shares of Series Z preferred stock were issued to Halpern Denny in our equity recapitalization in exchange for 56,237.994 shares of Series F preferred stock, 386,427 shares of common stock and warrants to purchase 227,747 shares of common stock. The Series F preferred stock was eliminated as part of the equity recapitalization. Pursuant to the equity recapitalization, we reimbursed Greenlight and Halpern Denny for legal fees and disbursements incurred in connection with their investment in us and the equity recapitalization in the respective amounts of $226,000 and $125,000.

VOTING SECURITIES AND PRINCIPAL HOLDERS

        As of August 9, 2004, we had 9,842,385 shares of common stock outstanding (excluding certain options and warrants), which are our only outstanding voting securities. In addition, as of August 9, 2004, we had 57,000 shares of Series Z preferred stock outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of August 9, 2004, by:

  •
  each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of our common stock;

  •
  each of our executive officers;

  •
  each of our current directors and nominees for director; and

  •
  all directors and executive officers as a group.

Beneficial Owner**	Amount and Nature of Beneficial Ownership		Percentage
Greenlight Capital, L.L.C. 420 Lexington Avenue, Suite 1740 New York, NY 10107	10,041,649	(1)	97.2%
Paul J.B. Murphy, III	0	(2)	0%
Susan E. Daggett	0	(3)	0%
Michael J. Mrlik II	0	(4)	0%
Jill B.W. Sisson	0	(4)	0%
Richard P. Dutkiewicz	0	(4)	0%
John S. Clark II	498	(5)	*
S. Garrett Stonehouse, Jr.	0		0%
Leonard Tannenbaum	13,367	(6)	*
E. Nelson Heumann	0	(7)	0%
Frank C. Meyer	0		0%
All directors and executive officers as a group (10 persons)	14,861	(8)	*

*
Less than one percent (1%).

**
The address for each officer and director is 1687 Cole Blvd., Golden, Colorado 80401.

(1)
Based on an amendment to a Schedule 13D filed with the SEC on October 15, 2003. The Schedule 13D was filed on behalf of Greenlight Capital, L.L.C., Greenlight Capital, L.P., of which Greenlight Capital, L.L.C. is the general partner, Greenlight Capital Offshore, Ltd., for whom Greenlight Capital, L.L.C. acts as investment advisor, Greenlight Capital Qualified, L.P., of which Greenlight Capital, L.L.C. is the general partner, and David Einhorn, the principal of Greenlight Capital, L.L.C. Includes 493,682 shares of common stock that may be purchased upon the exercise of warrants.

(2)
Does not include 160,000 shares of common stock subject to stock options, which are not exercisable within 60 days.

(3)
Does not include 140,000 shares of common stock subject to stock options, which are not exercisable within 60 days.

(4)
Does not include 75,000 shares of common stock subject to stock options, which are not exercisable within 60 days.

(5)
Shares of common stock which may be acquired upon the exercise of presently exercisable options.

(6)
Includes 10,830 shares of common stock, which may be acquired upon the exercise of presently exercisable options. Also includes 1,163 shares of common stock, which may be acquired upon the exercise of presently exercisable warrants.

(7)
Does not include 10,041,649 shares of common stock beneficially owned by Greenlight Capital, L.L.C. and its affiliates, over which Mr. Heumann disclaims beneficial ownership. Mr. Heumann is an officer of Greenlight.

(8)
Includes a total of 12,235 shares of common stock, which may be acquired upon the exercise of presently exercisable options and 1,163 shares of common stock, which may be acquired upon the exercise of presently exercisable warrants.

        Our Series Z preferred stock generally is non-voting. However, under our Certificate of Designation, Preferences and Rights of Series Z preferred stock, we cannot take certain actions without the vote or written consent by the holders of at least a majority of the then outstanding shares of the Series Z preferred stock. See "Description of Capital Stock—Series Z Preferred Stock." All 57,000 shares of our outstanding Series Z preferred stock are held by Halpern Denny.

SELLING STOCKHOLDERS

        This prospectus relates to the offer and sale from time to time by the selling stockholders of 957,872 shares of common stock issued or issuable upon the exercise of warrants. There can be no assurance that the selling stockholders will sell any or all of their common stock offered by this prospectus. We do not know if, when, or in what amounts the selling stockholders may offer the common stock for sale.

        The warrants were issued to the selling stockholders in the transactions described below. Greenlight, our controlling stockholder, holds warrants exercisable into 493,682 shares of common stock and beneficially owns approximately 97% of our common stock.

        For a discussion of other relationships between us and the selling stockholders since the beginning of the last fiscal year, see "Certain Relationships and Related Transactions."

Warrants issued to the holders of the increasing rate notes

        On June 19, 2001, we issued the increasing rate notes due June 15, 2003 and warrants to purchase in the aggregate 137,200 shares of our common stock at an exercise price of $1.00 per share. The net proceeds of approximately $122.4 million were used to fund a portion of the purchase price of the Einstein Bros. acquisition, to repay our then-outstanding bank debt and for general working capital purposes. The warrant agreement dated June 19, 2001 between The Bank of New York (as successor in interest to the corporate trust business of United States Trust Company of New York), as warrant agent and us, under which the warrants were issued required us to issue additional warrants as follows:

  •
  an additional 1% of our fully diluted common stock if the increasing rate notes remained outstanding on March 15, 2002;

  •
  an additional 1% of our fully diluted common stock if the increasing rate notes remained outstanding on June 15, 2002; and

  •
  an additional 1% of our fully diluted common stock issued on a monthly basis if the increasing rate notes remained outstanding after June 15, 2002.

Since the increasing rate notes were not repaid until July 8, 2003, we were required to issue additional warrants on March 15, 2002, June 15, 2002, and on the 15th of each month thereafter until June 15, 2003. We issued a total of 139,454 additional warrants under these provisions.

        In connection with a standstill agreement that we entered into with certain holders of the increasing rate notes, we agreed to issue the holders of the increasing rate notes under the terms of the warrant agreement additional warrants to purchase an aggregate of up to 113,099.94 shares of common stock at a price of $1.00 per share.

        The increasing rate notes had certain anti-dilution provisions attached to the warrants to purchase common stock. In connection with the equity recapitalization in September 2003, we issued a total of 81,521 additional warrants under these provisions.

        Under a registration rights agreement dated June 19, 2001, we agreed to file a registration statement covering resales of the shares of common stock issuable upon exercise of these warrants.

Warrants issued to the holders of the Series F preferred stock

        On January 18, 2001, we entered into a Series F Preferred Stock and Warrant Agreement with Halpern Denny, under which we issued 20,000 shares of Series F preferred stock and five-year warrants to purchase up to 140,925 shares of common stock at an exercise price of $0.60 per share in exchange for $20.0 million.

        On January 18, 2001, we also entered into an Exchange Agreement with BET and Brookwood, under which we issued an aggregate of 16,398.33 shares of Series F preferred stock and warrants to purchase 108,406 shares of common stock at an exercise price of $0.60 per share to BET and Brookwood in exchange for all of the shares of Series D preferred stock and warrants that we had issued to them in August 2000.

        On March 29, 2001, we entered into a Second Series F Preferred Stock and Warrant Agreement with Halpern Denny, under which we issued 5,000 shares of Series F preferred stock and five-year warrants to purchase 35,321 shares of common stock at an exercise price of $0.60 per share in exchange for $5.0 million. The aggregate net proceeds of those financings of approximately $23.7 million were used to purchase Einstein bonds and pay related costs.

        On June 7, 2001, we issued to Halpern Denny an additional 4,000 shares of Series F preferred stock and five-year warrants to purchase 56,220 shares of common stock at an exercise price of $0.60 per share in exchange for $4.0 million.

        On June 19, 2001, we entered into the Third Series F Preferred Stock and Warrant Purchase Agreement with Special Situations, Halpern Denny and Greenlight, under which we issued an aggregate of 21,000 shares of Series F preferred stock and five-year warrants to purchase 295,156 shares of common stock at an exercise price of $0.60 per share in exchange for $21.0 million. The aggregate net proceeds of those financings of approximately $22.7 million were used to fund a portion of the purchase price of the Einstein Bros. acquisition.

        The agreements under which the Series F preferred stock and warrants were issued required us to issue warrants semi-annually to the holders of our Series F preferred stock until such Series F preferred stock has been redeemed. In addition, certain of the warrants that were issued under the Series F preferred stock and warrant agreements were entitled to anti-dilution protection to the extent that additional warrants related to the increasing rate notes were issued. As a result, we issued 85,867 additional warrants to each BET and Brookwood and 19,339, 307,394, and 48,335 additional warrants to Special Situations, Halpern Denny and Greenlight, respectively.

        Effective March 18, 2003, Halpern Denny purchased the Series F preferred stock and warrants held by Special Situations. Effective June 6, 2003, Greenlight purchased the Series F preferred stock of BET and Brookwood. In the equity recapitalization, Halpern Denny transferred to us all shares of Series F preferred stock, all shares of common stock and all warrants to purchase shares of common stock then owned by Halpern Denny, and we issued 57,000 shares of Series Z preferred stock to Halpern Denny. Also in the equity recapitalization, the Series F preferred stock held by Greenlight was converted into shares of our common stock.

        Under the amended and restated registration rights agreement dated June 19, 2001, by and among Halpern Denny, BET, Brookwood, Greenlight, Special Situations and us, we granted piggyback registration rights to each of Halpern Denny, BET, Brookwood, Greenlight and Special Situations with respect to the common stock issuable upon exercise of their warrants. Greenlight has requested that we register the shares of common stock issuable upon exercise of their warrants in connection with the registration of the shares of common stock issuable upon exercise of the warrants issued to the holders of the increasing rate notes.

Warrants issued to Greenlight

        On January 17, 2001, we entered into a Bond Purchase Agreement with Greenlight, under which Greenlight formed a limited liability company, GNW, and contributed $10.0 million for the purchase of Einstein bonds. We provided Greenlight with a secure interest in GNW's investment in the Einstein bonds, and a right of repayment of the investment within two years with a guaranteed accretion of 15% per year (increasing to 17% on January 17, 2002 and by an additional 2% each six months thereafter).

In connection with the Bond Purchase Agreement, we issued Greenlight five-year warrants to purchase an aggregate of 70,462 shares of common stock at $0.60 per share.

        On June 19, 2001, GNW, Greenlight and we entered into a letter agreement. Under the terms of the letter agreement, Greenlight consented to the pledge by us, as manager of GNW, of the Einstein bonds to Jefferies & Co. to secure the bridge loan. We were required to apply all of the proceeds related to the Einstein bonds to the repayment of the bridge loan. To the extent that there were net proceeds from the Einstein bonds after payment of the bridge loan in full, the excess would be payable to Greenlight. If the excess payment, if any, was less than the original investment by Greenlight, we were required to issue additional shares of our Series F preferred stock and warrants. As a result of the deficiency of the proceeds from the settlement of the Einstein bonds, we issued Greenlight an additional 119,871 warrants to purchase our common stock exercisable at $1.00 per share.

        Under the registration rights agreement dated January 17, 2001, by and among Greenlight and us, we granted piggyback registration rights to Greenlight with respect to the common stock issuable upon exercise of the Greenlight warrants. Greenlight has requested that we register the shares of common stock issuable upon exercise of the Greenlight warrants in connection with the registration of the shares of common stock issuable upon exercise of the warrants issued to the holders of the increasing rate notes.

Selling Stockholders

        The following table sets forth:

  •
  the names of the selling stockholders;

  •
  the number of shares of common stock owned by each of the selling stockholders;

  •
  the percentage of the class of common stock owned by each of the selling stockholders; and

  •
  the number of shares of common stock being offered by the selling stockholders in this prospectus.

        This table is based on information furnished to us by or on behalf of the selling stockholders.

        As of August 9, 2004, there were 9,842,385 shares of common stock outstanding.

				Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Before the Offering
Selling Stockholder			Shares Being Registered
				Number	Percentage
Basil	111		111	—	*
BET Associates LP	10,814		10,814	—	*
Bruce E & Robbi S Toll Foundation	3,207		3,207	—	*
Bruce E Toll	932		932	—	*
Bruce E Toll Family Trust	447		447	—	*
Credit Suisse Institutional High Yield Fund	172		172	—	*
Credit Suisse Asset Management—Australia High Yield Fund	72		72	—	*
Credit Suisse Bond Fund—High Yield US	95		95	—	*
Credit Suisse First Boston Employment Pension	85		85	—	*
Credit Suisse High Yield Bond Fund	329		329	—	*
CS Anlagestiftung High Yield Bond	47		47	—	*
Farallon Capital and its affiliated parties	281,893	(1)	280,149	1,744	*
General Retirement System of Detroit	175		175	—	*
Greenlight Capital, LLC and its affiliated parties	10,041,508	(2)	493,541	9,547,967	97%

Highland Capital Management I	1,256		1,256	—	*
Highland Capital Management LP	3,636		3,636	—	*
Houston Police Officers Pension System	95		95	—	*
ING Prime Rate Trust	3,231		3,231	—	*
ING Senior Income Fund	1,616		1,616	—	*
LAM Financial Holdings LTD	12,830		12,830	—	*
Multi Style—Multi—Manager Funds PLC	174		174	—	*
Nabisco Foods	36		36	—	*
Northwestern University	57		57	—	*
Omaha Public School Employee Retirement	63		63	—	*
Policeman & Fireman Retirement System—Detroit	175		175	—	*
Public School Retirement System—City of St. Louis, Missouri	73		73	—	*
Redwood Master Fund	2,424		2,424	—	*
RJ Reynolds DB Trust	72		72	—	*
Royal Bank of Canada	3,231		3,231	—	*
Scotts Cove Special Credits Fund I LP	720		720	—	*
Scotts Cove Special Master Fund	5,588		5,588	—	*
United Parcel Service Retirement Plans	78		78	—	*
Unclaimed holder	202	(3)	202	—	*
Nominees for underlying beneficial owners	132,138	(4)	132,138	—	*

TOTALS	10,507,583		957,872	9,549,711

*
Less than 5%.

(1)
Based upon an amendment to a Schedule 13D filed with the SEC dated October 9, 2003. Includes 158,655 shares of common stock that may be purchased upon exercise of presently exercisable warrants. Does not include certain additional warrants issuable after August 15, 2002. The Schedule 13D was filed by Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P., Farallon Capital Management, L.L.C., Farallon Partners, L.L.C., David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly. The Management Company, the General Partner and each of their individual managing members disclaims any beneficial ownership of such securities. All of the above-mentioned entities and person disclaim group attribution.

(2)
Based on an amendment to a Schedule 13D filed with the SEC on October 14, 2003. The Schedule 13D was filed on behalf of Greenlight Capital, L.L.C., Greenlight Capital, L.P., of which Greenlight Capital, L.L.C. is the general partner, Greenlight Capital Offshore, Ltd., for whom Greenlight Capital, L.L.C. acts as investment advisor, Greenlight Capital Qualified, L.P., of which Greenlight Capital, L.L.C. is the general partner, and David Einhorn, the principal of Greenlight Capital, L.L.C. Includes 493,682 shares of common stock that may be purchased upon the exercise of warrants.

(3)
Represents shares underlying warrants issuable under the anti-dilution provisions of the increasing rate notes. These shares are being held in escrow as the holders have not provided delivery instructions and their identities are unknown to us.

(4)
Nominee for underlying beneficial owners holding shares in "street name." Before any such underlying beneficial owner sells any of its shares covered by this prospectus, we will file an amendment to this registration statement amending the list of selling stockholders to identify the underlying beneficial owner as a selling stockholder under this prospectus.

PLAN OF DISTRIBUTION

        We are registering the shares covered by this prospectus on behalf of the selling stockholders. All costs, fees and expenses in connection with the registration of the shares will be borne by us. The shares may be sold or distributed from time to time by the selling stockholders, or by pledges, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledges) or through brokers, dealers or underwriters who may act solely as agents or who may acquire the shares as principals, at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices, which may be changed. If the shares are sold through brokers, dealers or underwriters, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions.

        The sale of the shares may be effected in one or more of the following methods or in any combination of such methods:

  •
  on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  to broker-dealers acting as principals;

  •
  to broker-dealers acting as agents;

  •
  in underwritten offerings;

  •
  in block trades;

  •
  in exchange distributions;

  •
  in agency placements; or

  •
  in brokerage transactions.

        In addition, any shares that qualify for resale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A of the Securities Act rather than under this prospectus.

        In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of the shares, short and deliver the shares to close out such short positions, or loan or pledge the shares to broker-dealers that in turn may see such securities. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which may be resold thereafter under this prospectus if the shares are delivered by the selling stockholders. However, if the shares are to be delivered by the selling stockholder's successors in interest, unless permitted by law, we must distribute a prospectus supplement and/or file an amendment to this registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the successors in interest as selling stockholders under this prospectus. Each selling stockholder may not satisfy its obligations in connection with short sale or hedging transactions entered into before the effective date of the registration statement of which this prospectus is a part by delivering securities registered under such registration statement.

        The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares and, if the selling stockholders default in the performance of their secured obligation, the pledges or secured parties may offer and sell the shares from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling stockholders, in order for the shares to be sold under cover of this registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee, secured party or other successors in interest as selling stockholders under this prospectus.

        Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchases of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        The selling stockholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangement between any selling stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. If required under the Securities Act, the number of shares being offered and the terms of the offering, the names of any agents, brokers, dealer or underwriters and any commission with respect to a particular offer will be set forth in a prospectus supplement.

        The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.

        We cannot assure you that the selling stockholders will sell any or all of the shares offered by them under this prospectus.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 15,000,000 shares of common stock, $0.001 par value, and 2,000,000 shares of preferred stock, $0.001 par value, of which 57,000 shares have been designated Series Z preferred stock. As of August 9, 2004, 9,842,385 shares of common stock and 57,000 shares of Series Z preferred stock were outstanding. The outstanding shares of common stock and preferred stock have been duly authorized and are fully paid and non-assessable.

Common Stock

        The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors from funds legally available therefor, subject to the dividend preferences of the preferred stock, if any. Upon our liquidation or dissolution, the holders of common stock are entitled to share ratably in all assets available for distribution after payment of liabilities and liquidation preferences of the preferred stock, if any. Holders of common stock have no preemptive rights, no cumulative voting rights and no rights to convert their common stock into any other securities. Any action taken by holders of common stock must be taken at an annual or special meeting or by written consent of the holders of 80% of our capital stock entitled to vote on such action.

Preferred Stock

        Under our certificate of incorporation, our board of directors is authorized (subject to any limitations prescribed by law, our certificate of incorporation and the rules of any stock exchange on which our common stock may then be listed) to issue preferred stock from time to time in one or more series, which preferred stock will have such designations, preferences, rights, qualifications, limitations and restrictions as may be determined by the board of directors. The issuance of any additional shares of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have an adverse effect on the holders of our common stock, depending upon the rights of such preferred stock, by delaying or preventing a change in control, making removal of present management more difficult or resulting in restrictions upon the payment of dividends or other distributions to holders of common stock.

Series Z Preferred Stock

        Our board of directors authorized a series of preferred stock, which was designated Series Z preferred stock. Set forth below is a summary of the material terms of the Series Z preferred stock.

        Dividends.    The Series Z preferred stock is not entitled to receive any dividends except as provided in "—Redemption" below.

        Liquidation Preference.    In the event of our liquidation or winding up, the holders of the Series Z preferred stock will be entitled to receive, on a pro rata basis, such amount, paid before and in preference to any distribution of any of our assets or surplus funds to the holders of the common stock or any other class of stock, an amount equal to $1,000 per share of Series Z preferred stock then outstanding (which will be adjusted for any stock dividends, combinations or splits with respect to such shares) plus any accrued but unpaid dividends.

        Redemption.    All outstanding shares of Series Z preferred stock will be redeemed (subject to the legal availability of funds therefor) in whole on the earlier of June 30, 2009 or the effective time of any merger or any change of control (each as defined below), at 100% of the liquidation preference, in each case, payable in cash. In the event all outstanding shares of Series Z preferred stock are not redeemed in accordance with the redemption obligation set forth above, the shares of Series Z preferred stock not so redeemed will, from and after such date, accrue a dividend at a rate per annum of the liquidation preference for such shares equal to 250 basis points higher than the then highest rate paid by us on our funded indebtedness, payable quarterly in cash until the date such shares are ultimately redeemed by New World. Such dividends may accrue to the extent there are not funds legally available to pay such dividends and, in such event, the redemption price will be increased by the amount of such accrued and unpaid dividends.

        A "merger" means a consolidation or merger of us or any of our direct or indirect subsidiaries with or into any other entity, other than a merger:

  •
  in which we are the surviving company;

  •
  which will not result in more than 50% of our capital stock being owned of record or beneficially by persons other than the holders of such capital stock immediately before the merger; and

  •
  in which each share of Series Z preferred stock outstanding immediately before the merger will be an identical outstanding share of our Series Z preferred stock after the merger.

        A "change of control" means any transaction or event occurring on or after the date hereof as a direct or indirect result of which:

  •
  any person or any group (other than as permitted by the certificate of designation):

  •
  beneficially owns (directly or indirectly) in the aggregate equity interests of New World having 50% or more of the aggregate voting power of all equity interests of New World at the time outstanding; or

  •
  has the right or power to appoint a majority of our board of directors;

  •
  during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors, together with any new directors:

  •
  whose election by such board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved; and

  •
  appointed to our board of directors within eighteen months after the date hereof cease for any reason to constitute at least a majority of our board of directors then in office;

  •
  any event or circumstance constituting a "change of control" under any documentation evidencing or governing any indebtedness of New World in a principal amount in excess of $10.0 million occurs which results in our obligation to prepay (by acceleration or otherwise), purchase, offer to purchase, redeem or defease all or a portion of such indebtedness; or

  •
  involves the sale of all or substantially all of our assets or the assets of our subsidiaries.

        Protective Provisions.    For so long as any shares of Series Z preferred stock remain outstanding, we may not, and may not permit any of our direct or indirect subsidiaries, in each case, without the vote or written consent by the holders of the Series Z preferred stock (such consent, in the case of the second bulleted paragraph below only, not to be unreasonably withheld):

  •
  amend, alter or repeal any provision of, or add any provision to, the certificate of designation of the Series Z preferred stock, whether by merger, consolidation or otherwise; provided, however, that no vote or written consent of the holders of the Series Z preferred stock will be required in the event of a merger or change of control that results in the full redemption of the Series Z preferred stock at the redemption price, in cash, at the effective time of such merger or change of control;

  •
  subject to the paragraph above, amend, alter or repeal any provision of, or add any provision to, our certificate of incorporation or by-laws, whether by merger, consolidation or otherwise, except as may be required to authorize a certificate of designation for junior stock or to increase the authorized amount of any junior stock, including junior stock issued to management or employees under equity incentive plans; provided, however, that no vote or written consent of the holders of the Series Z preferred stock will be required in the event of a merger or change of control that results in the redemption of the Series Z preferred stock at the redemption price, in cash, at the effective time of such merger or change of control;

  •
  authorize or issue shares of any class of stock having any preference or priority as to dividends, assets or payments in liquidation superior to or on a parity with the Series Z preferred stock, including, without limitation, the Series Z preferred stock, whether by merger, consolidation or otherwise; provided, however, that no vote or written consent of the holders of the Series Z preferred stock will be required in the event of a merger or change of control that results in the full redemption of the Series Z preferred stock at the redemption price, in cash, at the effective time of the merger or change of control;

  •
  take any action that results in New World or any direct or indirect subsidiary or subsidiaries of New World incurring or assuming indebtedness (including the guaranty of any indebtedness) in excess of the greater of $185 million or 3.75 times EBITDA for the trailing 12-month period before such date;

  •
  consummate any merger or change of control that does not result in the redemption of the Series Z preferred stock at the redemption price, payable in cash, at the effective time of the merger or change of control transaction;

  •
  make any restricted payment in violation of the restricted payments covenant in the indenture (as in effect or the initial execution date of the indenture); or

  •
  enter into any agreement to do any of the foregoing items.

        Voting Rights.    The holders of Series Z preferred stock, except as otherwise required under the laws of the State of Delaware or as set forth herein, are not entitled or permitted to vote on any matter required or permitted to be voted upon by our stockholders.

Series A Junior Participating Preferred Stock

        On June 7, 1999, our board of directors authorized the issuance of a Series A junior participating preferred stock in the amount of 700,000 shares. This authorization was made in accordance with the Stockholders' Rights Plan discussed below. There are currently no issued shares.

Stockholders' Rights Plan

        On June 7, 1999, our board of directors declared a dividend distribution of one right on each outstanding share of common stock, as well as on each share later issued. Each right will allow stockholders to buy one one-hundredth of a share of Series A junior participating preferred stock at an exercise price of $10.00. The rights become exercisable if an individual or group acquires 15% or more of common stock, or if an individual or group announces a tender offer for 15% or more of common stock. Our board can redeem the rights at $0.001 per right at any time before any person acquires 15% or more of the outstanding common stock. In the event an individual acquires 15% or more of our outstanding common stock, each right will entitle its holder to purchase, at the right's exercise price, one one-hundredth of a share of Series A junior participating preferred stock, which is convertible into common stock at one-half of the then value of the common stock, or to purchase such common stock directly if there are a sufficient number of shares of common stock authorized. Our board has the ability to exclude any acquiring person from the provision of the stockholders rights plan, resulting in such acquiring person's purchase of our common stock not triggering the plan. Rights held by the acquiring person are void and will not be exercisable to purchase shares at the bargain purchase price. If we are acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the right's exercise price.

Warrants

        As of June 29, 2004, we had 968,337 warrants outstanding, all of which were exercisable. These warrants have exercise prices ranging from $0.60—$663.00 per share, of which 957,872 are exercisable at $1.00 or less per share, have terms ranging from three to ten years and are subject to the provisions under certain registration rights agreements. Such warrants were issued in connection with financings and certain other services.

Termination of Stockholders Agreement

        Upon the closing of the equity recapitalization, we, Halpern Denny and Greenlight caused the stockholders agreement to be terminated.

LEGAL MATTERS

        Certain legal matters in connection with this offering will be passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado.

EXPERTS

        Our consolidated financial statements as of December 30, 2003, December 31, 2002 and January 1, 2002, and for each of the three years in the period ended December 30, 2003 included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 to register the shares offered by the selling stockholders. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You may also obtain information about us at our site on the Internet's World Wide Web located at http://www.nwrgi.com. Information on these web sites is not incorporated by reference into this prospectus.

        You may request a copy of those filings, at no cost, by writing or telephoning us at the following:

New World Restaurant Group, Inc.
1687 Cole Boulevard
Golden, Colorado 80401
Attn: Secretary
Telephone: (303) 568-8000

NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 29, 2004 AND DECEMBER 30, 2003

(in thousands, except share information)

	June 29, 2004	December 30, 2003
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$10,323	$9,575
Restricted cash	1,158	1,815
Franchise and other receivables, net of allowance of $2,947 and $3,310	5,995	5,842
Inventories	4,807	4,831
Prepaid expenses and other current assets	2,328	2,650

Total current assets	24,611	24,713
Restricted cash long-term	3,037	3,036
Property, plant and equipment, net	63,234	67,800
Trademarks and other intangibles, net	81,389	85,431
Goodwill	4,875	4,875
Debt issuance costs and other assets	8,262	9,170

Total assets	$185,408	$195,025

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$7,849	$8,189
Accrued expenses	37,250	37,871
Short term debt and current portion of long-term debt	1,105	2,105
Current portion of obligations under capital leases	57	180

Total current liabilities	46,261	48,345
Senior notes and other long-term debt	161,120	161,120
Obligations under capital leases	29	29
Other liabilities	10,135	10,397
Mandatorily redeemable, Series Z preferred stock, $.001 par value, $1,000 per share liquidation value; 2,000,000 shares authorized; 57,000 shares issued and outstanding	57,000	57,000

Total liabilities	274,545	276,891
Stockholders' deficit:
Common stock, $.001 par value; 15,000,000 shares authorized; 9,842,385 and 9,841,828 shares issued and outstanding	10	10
Additional paid-in capital	175,620	175,585
Accumulated deficit	(264,767)	(257,461)

Total stockholders' deficit	(89,137)	(81,866)

Total liabilities and stockholders' deficit	$185,408	$195,025

The accompanying notes are an integral part of these consolidated financial statements.

 NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THIRTEEN AND TWENTY-SIX WEEKS ENDED JUNE 29, 2004 AND JULY 1, 2003

(UNAUDITED)
(in thousands, except earnings per share and related share information)

	Thirteen weeks ended:		Twenty-six weeks ended:
	June 29, 2004	July 1, 2003	June 29, 2004	July 1, 2003
Revenues:
Retail sales	$87,596	$90,878	$172,219	$179,328
Manufacturing revenues	4,944	5,754	10,357	11,178
Franchise and license related revenues	1,624	1,117	2,784	2,454

Total revenues	94,164	97,749	185,360	192,960
Cost of sales:
Retail costs	73,403	77,385	143,490	150,339
Manufacturing costs	4,442	5,082	9,020	10,123

Total cost of sales	77,845	82,467	152,510	160,462

Gross profit	16,319	15,282	32,850	32,498
Operating expenses:
General and administrative expenses	8,000	10,604	16,818	20,858
Depreciation and amortization	5,344	7,092	10,582	14,297
Adjustment of integration and reorganization cost	(39)	—	(799)	—

Income (loss) from operations	3,014	(2,414)	6,249	(2,657)
Other expense (income):
Interest expense, net	5,904	9,975	11,703	18,271
Cumulative change in the fair value of derivatives	—	727	—	70
Loss (gain) on sale, disposal or abandonment of assets, net	1,712	(202)	1,713	(385)
Other income	(36)	(119)	(100)	(186)

Loss before income taxes	(4,566)	(12,795)	(7,067)	(20,427)
Provision for state income taxes	(184)	(320)	(239)	(430)

Net loss	(4,750)	(13,115)	(7,306)	(20,857)
Dividends and accretion on Preferred Stock	—	(9,821)	—	(14,424)

Net loss available to common stockholders	$(4,750)	$(22,936)	$(7,306)	$(35,281)

Net loss per common share—Basic and Diluted	$(0.48)	$(14.28)	$(0.74)	$(22.55)

Weighted average number of common shares outstanding:
Basic and Diluted	9,842,293	1,606,665	9,842,061	1,564,909

The accompanying notes are an integral part of these consolidated financial statements.

 NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE TWENTY-SIX WEEKS ENDED JUNE 29, 2004 AND JULY 1, 2003

(UNAUDITED)

(in thousands)

	Twenty-six weeks ended:
	June 29, 2004	July 1, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,306)	$(20,857)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,582	14,297
Stock based compensation expense	35	—
Loss on disposal of assets	1,713	—
Adjustments of integration and reorganization costs	(799)	—
Cumulative change in fair value of derivatives	—	70
Amortization of debt issuance and debt discount costs	908	2,212
Notes issued as paid in kind for interest on Bridge Loan	—	510
Issuance of standstill warrants	—	1,238
Greenlight interest	—	1,025
Changes in operating assets and liabilities:
Franchise and other receivables	(153)	573
Accounts payable and accrued expenses	(162)	8,307
Other assets and liabilities	617	(6,156)

Net cash provided by operating activities	5,435	1,219
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,687)	(3,494)

Net cash used in investing activities	(3,687)	(3,494)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds (repayments) of line of credit, net	(1,000)	937

Net cash provided by (used in) financing activities	(1,000)	937
Net increase (decrease) in cash	748	(1,338)
Cash and cash equivalents, beginning of period	9,575	10,705

Cash and cash equivalents, end of period	$10,323	$9,367

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$10,280	$7,669

Cash paid for income taxes	$165	$320

The accompanying notes are an integral part of these consolidated financial statements.

 NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE TWENTY-SIX WEEKS ENDED JUNE 29, 2004

(UNAUDITED)

(in thousands, except share information)

	Common Stock
			Additional Paid In Capital	Accumulated Deficit Amount
	Shares	Amount			Total
Balance, December 30, 2003	9,841,828	$10	$175,585	$(257,461)	$(81,866)
Net loss	—	—	—	(7,306)	(7,306)
Stock based compensation expense			35		35
Common stock issued upon warrant exercise	557	—	—	—	—

Balance, June 29, 2004	9,842,385	$10	$175,620	$(264,767)	$(89,137)

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANTS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THIRTEEN AND TWENTY-SIX WEEKS ENDED JUNE 29, 2004 AND JULY 1, 2003

1.     Basis of Presentation

        The accompanying consolidated financial statements of New World Restaurant Group, Inc. and its wholly-owned subsidiaries (collectively, "the Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The Company owns, franchises or licenses various restaurant concepts under the brand names of Einstein Bros. Bagels ("Einstein Bros."), Noah's New York Bagels ("Noah's"), Manhattan Bagel Company ("Manhattan"), Chesapeake Bagel Bakery ("Chesapeake"), New World Coffee ("New World"), and Willoughby's Coffee and Tea ("Willoughby's"). Our business is subject to seasonal trends. Generally, our revenues in the first fiscal quarter are somewhat lower than in the other three fiscal quarters.

        The accompanying consolidated financial statements as of June 29, 2004 and December 30, 2003 and for the thirteen and twenty-six weeks ended June 29, 2004 and July 1, 2003 have been prepared without audit (except for the balance sheet information as of December 30, 2003, which is derived from our audited financial statements). The information furnished herein reflects all adjustments (consisting only of normal recurring accruals and adjustments), which are, in our opinion, necessary to fairly state the interim operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States have been omitted pursuant to SEC rules and regulations. The notes to the consolidated financial statements (unaudited) should be read in conjunction with the notes to the consolidated financial statements contained in our annual report on Form 10-K for the fiscal year ended December 30, 2003. We believe that the disclosures are sufficient for interim financial reporting purposes.

        Certain reclassifications have been made to conform previously reported data to the current presentation. These reclassifications have no effect on net income or financial position as previously reported.

2.     Goodwill, Trademarks and Other Intangibles

        Statement of Financial Accounting Standards (SFAS) No. 142 provides that goodwill and other indefinite-lived intangibles should not be amortized, but be subject to an annual assessment for impairment, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The two-step approach to assess goodwill impairment requires that we first compare the estimated fair value of each reporting unit that houses goodwill to the carrying amount of the unit's assets and liabilities, including its goodwill and intangible assets. If the fair value of the reporting unit is below its carrying amount, then the second step of the impairment test is performed, in which the current fair value of the unit's assets and liabilities will determine the current implied fair value of the unit's goodwill. The impairment tests relating to goodwill and trademarks are performed as of year-end, unless events and circumstances indicate otherwise. During the thirteen weeks ended June 29, 2004, we began evaluation of whether each of our brands should be a part of our overall strategic business plan. As a result of this evaluation, we determined that certain brands no longer fit strategically. Accordingly, we performed an impairment analysis and determined that no impairment of these brands existed at June 29, 2004. We also performed a longevity analysis of certain brands and determined that certain trademarks had an estimated remaining useful life of 4 years. These trademarks were previously treated as a non-amortizing intangible and accordingly were reclassified as an amortizing intangible at June 29, 2004. Additionally, we recorded $129,000 in amortization expense specifically related to these trademarks for the thirteen weeks ended June 29, 2004.

        Goodwill represents the excess of cost over fair value of net assets acquired in the acquisition of Manhattan Bagel Company, Inc.

        Trademarks and other intangibles consists of the following (in thousands of dollars):

	June 29, 2004	December 30, 2003
Amortizing intangibles (5 year lives):
Trade secrets	$5,385	$5,385
Trademarks	2,062	—
Patents-manufacturing process	33,741	33,741

	41,188	39,126
Less accumulated amortization	(23,605)	(19,563)

Total amortizing intangibles, net	$17,583	$19,563

Non-amortizing intangibles:
Trademarks	63,806	65,868

Total trademarks and other intangibles, net	$81,389	$85,431

3.     Debt

        Debt consists of the following (in thousands of dollars):

	June 29, 2004	December 30, 2003
$160 Million Indenture(a)	$160,000	$160,000
AmSouth Revolver(b)	—	1,000
Chesapeake Bagel Bakery Note Payable(c)	825	825
New Jersey Economic Development Authority Note Payable(d)	1,400	1,400

	162,225	163,225
Less current portion of debt	(1,105)	(2,105)

Long-term debt	$161,120	$161,120

(a) $160 Million Indenture

        On July 8, 2003, we issued $160 million of 13% senior secured notes maturing on July 1, 2008 ("$160 Million Indenture") in a private placement.

        The $160 Million Indenture is guaranteed, fully and unconditionally, jointly and severally, by us and all present and future subsidiaries of ours and is collateralized by substantially all of our assets in which we have an interest. Pursuant to an Intercreditor Agreement, the $160 Million Indenture is subordinate to the AmSouth Revolver as described below.

        The $160 Million Indenture contains certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures and minimum EBITDA as defined in the agreement. These covenants are measured on a rolling twelve-month period and fiscal quarter basis, respectively. This debt contains usual and customary default provisions. As of June 29, 2004, we were in compliance with all our financial and operating covenants.

        Interest payments under the $160 Million Indenture are payable in arrears at the rate of 13% per year on July 1 and January 1, commencing January 1, 2004. The notes are redeemable, at our option, in whole or in part at any time after July 1, 2004 at the following redemption prices (as expressed in percentages of the principal amount):

Year	Percentage
2004	104.0%
2005	103.0%
2006	102.0%
2007	101.0%
2008 and thereafter	100.0%

        Debt issuance costs are capitalized and amortized using the effective interest method over the term of the $160 Million Indenture.

(b) AmSouth Revolver

        Also on July 8, 2003, we entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank ("AmSouth Revolver"). The AmSouth Revolver has been subsequently amended to make technical corrections, clarify ambiguous terms and provide for increased limits with respect to letters of credit.

        The AmSouth Revolver is collateralized by substantially all of our assets in which we have an interest and is senior to the $160 Million Indenture pursuant to an Intercreditor Agreement.

        The AmSouth Revolver contains certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures, operating lease obligations, minimum EBITDA as defined in the agreement, operating cash flow coverage ratio and minimum net worth. These covenants are measured on a rolling twelve-month period at each fiscal quarter or annually at year-end. Additional covenant restrictions exist if the total borrowings, including outstanding letters of credit exceed $10.0 million. This debt also contains usual and customary default provisions. As of June 29, 2004, we are in compliance with all of our financial and operating covenants.

        Interest payments under the AmSouth Revolver are payable in arrears on the first of each month. The net borrowings under the AmSouth Revolver bear an interest rate equal to the base rate plus an applicable margin with the base rate being the AmSouth Bank "prime rate" and the applicable margin being based on our fixed charge coverage ratio with a minimum and maximum applicable margin of 0.5% and 2.5% respectively. As of June 29, 2004, the prime interest rate under the AmSouth Revolver was 4.0%.

        We are required to pay an unused credit line fee of 0.50% per annum on the average daily unused amount. The unused line fee is payable monthly in arrears. Additionally, we are required to pay a letter of credit fee based on the average daily undrawn face amount for each letter of credit issued, of an applicable margin being based on our fixed charge coverage ratio with a minimum and maximum applicable margin of 2.0% and 4.5% respectively. Letters of credit reduce our availability under the AmSouth Revolver. At June 29, 2004, we had $5.0 million letters of credit outstanding. The letters of credit expire on various dates during 2005, are automatically renewable for one additional year and are payable upon demand in the event that we fail to pay certain workers compensation claims. Our availability under the AmSouth Revolver was $10.0 million at June 29, 2004.

        Debt issuance costs are capitalized and amortized using the effective interest method over the term of the AmSouth Revolver.

(c) Chesapeake Bagel Bakery Note Payable

        As a part of the acquisition of the assets of Chesapeake Bagel Bakery, we entered into a note payable to the seller. The note provides for quarterly payments of interest only at 10%. The note is due in full on August 31, 2004 and is secured by the assets of Chesapeake Bagel Bakery.

(d) New Jersey Economic Development Authority Note Payable

        In December 1998, Manhattan Bagel Company, Inc. entered into a note payable in the principal amount of $2,800,000 with the New Jersey Economic Development Authority ("NJEDA") at an interest rate of 9% per annum. Principal is paid annually and interest is paid quarterly. The note matures on December 1, 2008 and is secured by the assets of Manhattan Bagel Company, Inc.

        On July 3, 2003, we placed an advanced funding of the note in escrow to enact a debt defeasance as allowed for in the agreement. This advanced funding is shown as restricted cash and the note is included in both current portion and long-term portion of debt in the June 29, 2004 and December 30, 2003 consolidated balance sheets in accordance with the payment terms. This classification will continue until the note is fully paid from the escrow amount proceeds. The escrow has a maturity date of December 1, 2008.

4.     Net Loss Per Common Share

        We compute basic net loss per common share by dividing the net loss for the period by the weighted average number of shares of common stock outstanding (which includes shares contingently issuable for little or no consideration) during the period. There were 1,434,993 and 1,393,236 shares contingently issuable included in the weighted average number of shares of common stock outstanding during the thirteen and twenty-six weeks ended July 1, 2003, respectively.

        Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock and potential common stock equivalents outstanding during the period, if dilutive. Potential common stock equivalents include incremental shares of common stock issuable upon the exercise of stock options. The effects of potential common stock equivalents have not been included in the computation of diluted net loss per share as their effect is anti-dilutive.

        The following table summarizes the weighted average number of common shares outstanding, as well as sets forth the computation of basic and diluted net loss per common share for the periods indicated (in thousands, except per share data):

	Thirteen weeks ended:		Twenty-six weeks ended:
	June 29, 2004	July 1, 2003	June 29, 2004	July 1, 2003
Weighted average shares outstanding	9,842,293	1,606,665	9,842,061	1,564,909

Net loss available to common stockholders (in thousands of dollars)	$(4,750)	$(22,936)	$(7,306)	$(35,281)

Basic and diluted net loss per share	$(0.48)	$(14.28)	$(0.74)	$(22.55)

Outstanding options and warrants that were not included in the diluted calculation because their effect would be anti-dilutive	1,856,125	102,214	1,856,125	102,214

5.     Stock Based Compensation

        We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our fixed award stock options. As such, compensation expense is recorded only if the current market price of the underlying common stock exceeded the exercise price of the option on the date of grant. Statements of Financial Accounting Standards (SFAS) Nos. 123 and 148, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 148, we elected to continue to apply the intrinsic value-based method of accounting described above, and adopted the disclosure requirements of SFAS No. 148.

        Had compensation cost been determined on the basis of fair value as computed using the assumptions herein, net loss and loss per share would have been increased to the following pro forma amounts (in thousands of dollars, except per share amounts):

	Thirteen weeks ended:		Twenty-six weeks ended:
	June 29, 2004	July 1, 2003	June 29, 2004	July 1, 2003
Net loss available to common stockholders, as reported	$(4,750)	$(22,936)	$(7,306)	$(35,281)
Deduct: stock based compensation determined under the fair value method	(222)	(45)	(444)	(90)

Pro forma net loss available to common stockholders	$(4,972)	$(22,981)	$(7,750)	$(35,371)

Basic and diluted loss per common share:
As reported	$(0.48)	$(14.28)	$(0.74)	$(22.55)

Pro forma	$(0.51)	$(14.30)	$(0.79)	$(22.60)

        Compensation cost of options granted for the SFAS No. 123 pro forma amounts disclosed above was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Thirteen weeks ended:		Twenty-six weeks ended:
	June 29, 2004	July 1, 2003	June 29, 2004	July 1, 2003
Expected life of options from date of grant	4.0 years	4.0 years	4.0 years	4.0 years
Risk-free interest rate	3.1%	3.0%	3.1%	3.0%
Volatility	100.0%	100.0%	100.0%	100.0%
Assumed dividend yield	0.0%	0.0%	0.0%	0.0%

6.     Litigation, Commitments and Contingencies

Guarantees

        In the past, we would sometimes guarantee leases for the benefit of certain of our franchisees. The lease guarantees extend through 2008. Under the guarantees, we may be required by the lessor to make all of the remaining monthly rental payments or property tax and common area maintenance payments if the franchisee does not make the required payments in a timely manner. However, we believe that most, if not all, of the franchised locations could be subleased to third parties minimizing our potential exposure. Additionally, we have indemnification agreements with our franchisees under which the franchisees would be obligated to reimburse us for any amounts paid under such guarantees. As of June 29, 2004, our maximum exposure under these contingent liabilities was approximately $2.0 million.

Employment Related

        On July 31, 2002, Tristan Goldstein, a former store manager, and Valerie Bankhordar, a current store manager, filed a putative class action against Einstein and Noah Corp. ("ENC") in the Superior Court for the State of California, County of San Francisco. The plaintiffs allege that ENC failed to pay overtime wages to managers and assistant managers of its California stores who were improperly designated as exempt employees in violation of California wage and hour laws and Business Profession Code Section 17200. During April 2004, we reached an agreement in principle for the settlement of litigation with the plaintiffs, subject to court approval. Amounts representing our estimate to settle this litigation were previously recorded during the quarter ended December 30, 2003.

        On March 31, 2003, Jerold E. Novack, our former Chief Financial Officer and Secretary, filed a complaint in the United States District Court for the District of New Jersey against us, Anthony D. Wedo, our former Chairman and Chief Executive Officer, and William J. Nimmo, a former member of our board of directors. The complaint purports to state claims for breach of plaintiff's employment contract, breach of Messrs. Wedo and Nimmo's fiduciary duties to plaintiff, defamation, and violation of the New Jersey Conscientious Employee Protection Act, and in addition seeks a declaration that the termination of plaintiff "for cause" was invalid. We have answered and filed counterclaims against Mr. Novack and on January 20, 2004, the Court granted the Company's motion to dismiss the breach of fiduciary duty claims. On July 9, 2004, both the plaintiffs and defendants filed motions for summary judgment. Arguments on motions are scheduled for September 7, 2004. At this time, it is not possible to reasonably estimate the possible loss or range of loss, if any.

        On June 4, 2003, R. Ramin Kamfar, our former Chairman of the Board and Chief Executive Officer, filed an action in the United States District Court for the Southern District of New York

against us and Anthony D. Wedo, our former Chairman and Chief Executive Officer, alleging causes of action for breach of contract, defamation, declaratory relief and punitive damages. We believe that the claims of Mr. Kamfar are without merit. We have answered and asserted affirmative defenses and filed counterclaims against Mr. Kamfar, including claims for breach of fiduciary duty, fraud, and breach of contract. Motions for summary judgment were filed on July 15, 2004. At this time, it is not possible to reasonably estimate the possible loss or range of loss, if any.

Investigations

        On April 3, 2002, the Securities and Exchange Commission notified us that the Commission was conducting an investigation into the resignation of our former Chairman, R. Ramin Kamfar, and the termination for cause of our former Chief Financial Officer, Jerold Novack, and the delay in filing our Form 10-K for 2001. We have cooperated fully with the investigation as well as with a Department of Justice inquiry relating to these issues. Further, several of the former and present officers and directors have requested that we advance reasonable legal expenses on their respective behalves to the extent any of them is or has been requested to provide information to the Commission in connection with its investigation. We are fulfilling our obligations as required by applicable law and our By-Laws. At this time it is not possible to reasonably estimate the possible loss or range of loss, if any.

        On August 7, 2003, supplemented on November 25, 2003, we received a subpoena for documents from the Office of the Attorney General of the State of New York requesting information primarily related to whether our subsidiary, Manhattan Bagel Company, Inc., qualified for a net worth exemption from franchise registration in light of the restatement of the Company's financial results for 2000 and 2001, the facts and circumstances leading to the resignation of the Company's Chief Executive Officer and the termination of our Chief Financial Officer and others, and issues relating to the cost of bagel dough. We have responded to these requests and have not received any further inquiries in this regard for the past six months. During July 2004, the Attorney General's Office has informed us that our Uniform Franchise Offering Circular (UFOC) application for registration (the franchise registration) of Manhattan and Chesapeake has been processed and approved for registration.

Financial Impact of Litigation

        We are engaged in various other legal proceedings and have certain unresolved claims pending. The ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. However, we believe based upon consultation with legal counsel that there are no other matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on our consolidated financial condition or results of operations.

Insurance Programs

        We are self-insured for a substantial portion of our current and prior years' coverage including workers' compensation, employment practices liability and general liability (collectively, "insurance losses"). To mitigate the potential cost of our exposures for certain of the insurance losses, we make annual decisions to self-fund the risks of loss up to defined maximum per occurrence retentions on a policy-by-policy basis. We then purchase insurance coverage, up to a certain limit, for losses that exceed the self-insurance per occurrence or aggregate retention. The insurers' maximum aggregate loss limits are significantly above our actuarially determined probable losses; therefore, we believe the likelihood of losses exceeding the insurers' maximum aggregated loss limits is remote.

        We are also self-insured for healthcare claims for eligible participating employees subject to certain deductibles and limitations. We have accounted for our liabilities related to the insurance losses and healthcare claims, including reported and incurred but not reported claims, based on information provided by actuaries.

        We believe that we have recorded reserves adequate to cover our insurance losses based upon information we have today. Due to the inherent volatility of actuarially determined insurance loss estimates, it is reasonably possible that we could experience changes in estimated losses, which could be material to our consolidated financial position or results of operations.

7.     Adjustment of Integration and Reorganization Cost

        The adjustment of integration and reorganization cost primarily represents an adjustment to previously recorded liabilities associated with the closing and corporate consolidation of our Eatontown facilities during 2002. During April 2004, we reached an agreement with the landlord of our Eatontown facility to settle outstanding litigation. Previously recorded integration and reorganization estimates associated with closing this facility were adjusted down by $700,000 during the thirteen weeks ended March 30, 2004 as a result of this settlement.

8.     Loss on Disposal or Abandonment of Assets

        During the thirteen and twenty-six weeks ended June 29, 2004, we recorded a loss of $1.7 million, primarily due the disposal of menu boards as a result of our new menu offerings and due to the abandonment of leasehold improvements related to closed restaurants and our administrative facilities located in New Jersey.

9.     Potential Sale of Assets of Willoughby's Coffee & Tea

        On June 22, 2004, we entered into a letter of intent to sell the assets of Willoughby's to an independent third party. The Willoughby's business consists of a coffee roasting plant, two retail locations and an office space. Assets of the sale include, but are not limited to:

  •
  The "Willoughby's Coffee & Tea" trade name, trademark and logo,
  •
  The "Serious Coffee" trademark,
  •
  The willoughbyscoffee.com domain name and existing website,
  •
  All property and equipment of Willoughby's, and
  •
  Cash in drawer, accounts receivable, and inventory at all Willoughby's locations.

        Under the terms of agreement, we will sell the assets for a total sales price of $426,000 to be received in cash, subject to post-closing adjustments for changes from May 25, 2004 to closing in inventory, accounts receivable and cash in drawer. Additionally, we may be entitled to post-closing payments of up to $100,000 contingent upon the landlord's option to terminate the lease at one of our retail locations. In connection with the sale of Willoughby's, we intend to execute a two-year supply agreement to purchase coffee from the buyer for our New World stores. The sale is expected to close by the end of August 2004.

        We have considered Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We have determined that the revenues, cost of sales, other operating expenses and the net book value of the assets related to the sale of the coffee roasting plant and two retail locations included in the Willoughby's business are immaterial in relation to our Einstein

Bros., Noah and Manhattan restaurants, as well as the financial statements taken as a whole. Accordingly, we have not presented discontinued operations in the accompanying consolidated statements of operations for the thirteen and twenty-six weeks ended June 29, 2004 and July 1, 2003, respectively, nor have we reflected assets as held for sale in the accompanying consolidated balance sheets as of June 29, 2004. We have determined that net book value of the assets is less than the sales price and accordingly, no impairment exists at June 29, 2004.

10.   Recent Accounting Pronouncements

        We have evaluated all recent accounting pronouncements and believe such pronouncements do not have a material effect on our financial statements.

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
New World Restaurant Group, Inc.

        We have audited the accompanying consolidated balance sheets of New World Restaurant Group, Inc. and Subsidiaries as of December 30, 2003 and December 31, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of New World Restaurant Group, Inc. and Subsidiaries as of December 30, 2003 and December 31, 2002, and the results of their operations, and their cash flows for each of the three years in the period ended December 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1—Recent Pronouncements to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 150 Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, on July 2, 2003.

        We have also audited Schedule II for each of the three years in the period ended December 30, 2003. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

/s/ GRANT THORNTON LLP

Denver, Colorado
March 9, 2004

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 30, 2003, AND DECEMBER 31, 2002

(in thousands, except share and per share information)

	December 30, 2003	December 31, 2002
ASSETS
Current Assets:
Cash and cash equivalents	$9,575	$9,935
Restricted cash, current	1,815	770
Franchise and other receivables, net	5,842	5,969
Inventories	4,831	5,005
Prepaid expenses and other current assets	2,650	3,180

Total current assets	24,713	24,859
Restricted cash long-term	3,036	—
Property, plant and equipment, net	67,800	81,254
Trademarks and other intangibles, net	85,431	98,134
Goodwill, net	4,875	4,875
Debt issuance costs and other assets	9,170	1,526

Total Assets	$195,025	$210,648

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$8,189	$7,650
Accrued expenses	37,871	30,988
Short-term debt and current portion of long-term debt	2,105	150,872
Current portion of obligations under capital leases	180	100

Total current liabilities	48,345	189,610
Senior notes and other long-term debt	161,120	11,011
Obligations under capital leases	29	360
Derivative liability	—	2,847
Other liabilities	10,397	10,560
Mandatorily Redeemable, Series Z preferred stock, $.001 par value, $1,000 per share liquidation value; 2,000,000 and 0 shares authorized; 57,000 and 0 shares issued and outstanding	57,000	—

Total Liabilities	276,891	214,388
Mandatorily Redeemable, Series F preferred stock, $.001 par value, $1,000 per share liquidation value; 0 and 116,000 shares authorized; 0 and 89,698 shares issued and outstanding	—	84,932
Stockholders' deficit:
Series A Junior Participating preferred stock, $.001 par value; 400 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $.001 par value; 15,000,000 and 2,491,567 shares authorized; 9,841,828 and 847,413 shares issued and outstanding	10	1
Additional Paid-In capital	175,585	86,657
Accumulated deficit	(257,461)	(175,330)

Total stockholders' deficit	(81,866)	(88,672)

Total Liabilities and Stockholders' deficit	$195,025	$210,648

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 30, 2003, DECEMBER 31, 2002, AND JANUARY 1, 2002

(in thousands, except share and per share information)

	December 30, 2003	December 31, 2002	January 1, 2002
Revenues:
Retail sales	$356,225	$369,351	$206,186
Manufacturing revenues	21,457	23,734	22,285
Franchise related revenues	5,624	5,565	5,704

Total revenues	383,306	398,650	234,175
Cost of sales:
Retail costs	302,189	300,013	168,031
Manufacturing costs	19,756	21,493	21,372

Total cost of sales	321,945	321,506	189,403
General and administrative expenses	37,539	42,640	28,647
Depreciation and amortization	28,200	30,626	15,207
Charges for integration and reorganization cost	2,132	4,194	4,432
Impairment charge	5,292	—	3,259

Loss from operations.	(11,802)	(316)	(6,773)
Interest expense, net.	(34,184)	(42,883)	(47,104)
Cumulative change in the fair value of derivatives	993	233	57,680
Gain on investment in debt securities	374	2,537	241
Loss on exchange of Series F preferred stock due to Equity Recap	(23,007)	—	—
Loss on extinguishment of Greenlight obligation	—	—	(16,641)
Permanent impairment in the value of investment in debt securities	—	—	(5,805)
Other income (expense)	730	322	(131)

Loss before income taxes	(66,896)	(40,107)	(18,533)
Provision for income taxes	(812)	(366)	(167)

Net loss	(67,708)	(40,473)	(18,700)
Dividends and accretion on preferred stock	(14,423)	(27,594)	(58,520)

Net loss available to common stockholders	$(82,131)	$(68,067)	$(77,220)

Net loss per common share—basic and diluted	$(21.20)	$(51.81)	$(128.36)

Weighted average number of common shares outstanding:
Basic and diluted	3,873,284	1,313,760	601,609

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 30, 2003, DECEMBER 31, 2002 AND JANUARY 1, 2002

(in thousands, except share and per share information)

					Accumulated Other Comprehensive Income (Loss) Amount	Total Stockholders Equity (Deficit) Amount
	Common Stock		Additional Paid In Capital Amount
				Accumulated Deficit Amount
	Shares	Amount
Balance, December 31, 2000	255,881	$0	$45,752	$(30,043)	$(4,742)	$10,967

Net loss				(18,700)		(18,700)
Net unrealized gain on available for sale securities					4,742	4,742

Comprehensive loss					—	(13,958)
Issuance of common stock	34,495	0	2,636			2,636
Issuance of warrants in connection with Mandatorily Redeemable Series F preferred stock			14,376			14,376
Issuance of warrants in connection with $140 Million Facility			16,605			16,605
Issuance of warrants in connection with Greenlight Obligation			3,022			3,022
Net change due to classification of derivative instruments from permanent equity to liabilities			(2,171)			(2,171)
Dividends and accretion on preferred stock				(58,520)		(58,520)

Balance, January 1, 2002	290,376	$0	$80,220	$(107,263)	$—	$(27,043)

Net loss				(40,473)		(40,473)

Comprehensive loss						(40,473)
Issuance of common stock	557,037	1	116			117
Issuance of warrants in connection with Mandatorily Redeemable Series F preferred stock—reclassification from derivative liability			5,524			5,524
Issuance of warrants in connection with $140 Million Facility—reclassification from derivative liability			797			797
Dividends and accretion on preferred stock				(27,594)		(27,594)

Balance, December 31, 2002	847,413	$1	$86,657	$(175,330)	$—	$(88,672)

Net loss				(67,708)		(67,708)

Comprehensive loss						(67,708)
Conversion of Mandatorily Redeemable Series F preferred stock to common stock	9,380,843	9	84,704			84,713
Conversion of common stock and warrants to Mandatorily Redeemable Series Z preferred stock	(386,428)		(762)			(762)
Issuance of warrants in connection with Mandatorily Redeemable Series F preferred stock—reclassification from derivative liability			318			318
Issuance of warrants in connection with $140 Million Facility—reclassification from derivative liability			573			573
Issuance of warrants in connections with the Standstill Agreement			3,132			3,132
Issuance of warrants in connection with the settlement of the Greenlight Obligation			963			963
Dividends and accretion on preferred stock				(14,423)		(14,423)

Balance, December 30, 2003	9,841,828	$10	$175,585	$(257,461)	$—	$(81,866)

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 30, 2003, DECEMBER 31, 2002, AND JANUARY 1, 2002

(in thousands)

	December 30, 2003	December 31, 2002	January 1, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(67,708)	$(40,473)	$(18,700)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	28,200	30,626	15,207
Charges for integration and reorganization	2,132	4,194	4,432
Impairment in value of intangible assets	5,292	—	—
Permanent impairment in value of investment in debt securities	—	—	5,805
Cumulative change in fair value of derivatives	(993)	(233)	(57,680)
Loss from extinguishment of Greenlight obligation	—	—	16,641
Amortization of debt issuance costs	1,222	1,723	5,014
Amortization of debt discount	1,916	8,882	25,300
Notes issued as paid in kind for interest on Bridge Loan	395	3,526	2,627
Greenlight Interest	1,025	1,784	—
Standstill and step-up warrants	3,132	—	—
Stock issued for compensation and consulting	—	117	2,636
Gain on sale of fixed assets	(558)	—	(59)
Gain on investment in debt securities	(374)	(2,537)	(241)
Impairment charge in connection with the realization of assets	—	—	3,259
Loss on exchange of Series F preferred stock due to Equity Recap	23,007	—	—
Reduction in Bridge loan due to Equity Recap	(500)	—	—
Changes in operating assets and liabilities:
Restricted Cash (worker's compensation insurance and adfund)	(2,397)	—	—
Franchise and other receivables	127	4,033	(4,354)
Accounts payable and accrued expenses	8,516	(14,272)	5,851
Other assets and liabilities	(419)	(4,040)	2,017

Net cash provided by (used in) operating activities	2,015	(6,670)	7,755
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(6,921)	(5,172)	(3,757)
Proceeds from the sale of assets	558	—	—
Proceeds from the sale of assets held for sale	—	1,397	880
Net cash paid for acquisitions	—	—	(161,491)
Investment in debt securities	—	—	(29,734)
Proceeds from investment in debt securities	374	36,711	3,885

Net cash provided by (used in) investing activities	(5,989)	32,936	(190,217)

	December 30, 2003	December 31, 2002	January 1, 2002
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit	7,500	6,000	—
Repayments of line of credit	(12,500)	—	—
Proceeds from notes payable	160,000	—	171,700
Repayment of notes payable	(141,131)	(37,039)	(14,436)
Debt issuance costs	(8,571)	—	(7,965)
Proceeds from issuance of Series F preferred stock, net of fees	—	—	46,370
Advanced refunding of NJEDA (restricted cash)	(2,028)	—	—
Repayment of Advanced refunding of NJEDA (restricted cash)	344	—	—

Net cash provided by (used in) financing activities	3,614	(31,039)	195,669
Net increase (decrease) in cash	(360)	(4,773)	13,207
Cash and cash equivalents, beginning of period	9,935	14,708	1,501

Cash and cash equivalents, end of period	$9,575	$9,935	$14,708

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$17,284	$24,874	$11,180
Income taxes	$630	$366	$167
Non-cash investing and financing activities:
Non-cash dividends and accretion on preferred stock	$14,423	$27,594	$58,520
Temporary increase (decrease) in fair value of investment in debt securities	$—	$—	$4,742
Conversion of Series D preferred stock to Mandatorily Redeemable Series F preferred stock	$—	$—	$16,398
Conversion of Bridge Loan and Greenlight obligation to Mandatorily Redeemable Series F preferred stock	$18,588	$—	$—
Conversion of Mandatorily Redeemable Series F to Mandatorily Redeemable Series Z preferred stock	$57,000	$—	$—
Conversion of Mandatorily Redeemable Series F to common stock	$61,706	$—	$—
Non-cash warrant issuance	$1,854	$6,321	$34,003
DETAILS OF ACQUISITION:
Tangible assets acquired	—	—	$111,907
Intangible assets acquired	—	—	97,784
Notes receivable extinguished	—	—	—
Estimated accruals and liabilities assumed	—	—	(46,354)

Cash paid for acquisition	—	—	163,337
Less cash acquired	—	—	1,846

Net cash paid for acquisition	—	—	$161,491

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of Business, Organization and Significant Accounting Policies

Nature of Business and Organization

        We are a leader in the quick casual segment of the restaurant industry with 736 locations in 32 states plus the District of Columbia as of December 30, 2003. We specialize in high-quality foods for breakfast and lunch in a café atmosphere with a neighborhood emphasis. Our product offerings include fresh baked goods, made-to-order sandwiches on a variety of breads and bagels, soups, salads, desserts, premium coffees and other café beverages. As of December 30, 2003, our retail system consisted of 464 company-operated, 231 franchised and 41 licensed locations. We also operate a dough production and a coffee roasting facility.

        We operate as a single business segment with a focus on our company-operated restaurants. Our manufacturing and franchise operations are either supportive or ancillary to our main business focus. In October 2003, we appointed a new senior management team. This team is assessing the current reporting system and determining the appropriate operating metrics for our business, which will be monitored and reported on in the future.

        We are a Delaware corporation and were organized in November 1992.

2003 Debt Refinancing and Equity Recapitalization

        On July 8, 2003, we issued in a private placement $160.0 million of 13% senior secured notes due 2008 ("$160 Million Facility") to replace the private placement of 140,000 units consisting of $140 million of senior secured increasing rate notes (the "$140 Million Facility"). The $160 Million Facility was offered by the Company and guaranteed, jointly and severally, by all present and all future subsidiaries of the Company other than the Non-Restricted Subsidiaries (as defined in the Indenture governing the notes). We used the net proceeds of the offering, among other things, to refinance the $140 Million Facility. In November 2003, we exchanged the original notes issued in the $160 Million Facility for notes that were registered with the Securities and Exchange Commission pursuant to a registration statement on Form S-4.

        On July 8, 2003, we entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank ("AmSouth Revolver"), which was amended to make technical corrections and to clarify ambiguous terms on December 30, 2003.

        On June 26, 2003, our board of directors approved an equity restructuring agreement ("Equity Recap") between us and the holders of all our preferred stock and a substantial portion of our fully diluted common stock. These entities were:

  •
  Greenlight Capital, L.P. ("Greenlight Capital");

  •
  Greenlight Capital Qualified, L.P. ("Greenlight Qualified");

  •
  Greenlight Capital Offshore, Ltd. ("Greenlight Offshore");

  •
  Brookwood New World Investors, L.L.C. ("Brookwood"); and,

  •
  NWCI Holdings, LLC ("NWCI").

        These entities are collectively referred to as Greenlight in this filing. Additionally, we also agreed to the Equity Recap with Halpern Denny Fund III, L.P. ("Halpern Denny"). Certain of these entities also held a portion of the $140 Million Facility.

        On September 24, 2003, our stockholders approved the Equity Recap, which included the following transactions:

  •
  we issued Halpern Denny 57,000 shares of Series Z preferred stock, par value $0.001 per share ("Series Z") in exchange for 56,237.994 shares of Series F, par value $0.001 per share ("Series F") (including accrued and unpaid dividends, which were payable in additional shares of Series F), 23,264,107 shares of common stock and warrants to purchase 13,711,054 shares of common stock (collectively, the "Halpern Denny Interests"); and

  •
  each stockholder received 0.6610444 new shares of common stock for every share of common stock held by such stockholder pursuant to a 1.6610444-for-one forward stock split in order to effect the transactions contemplated by the Equity Recap;

  •
  the per share exercise price and the number of shares of common stock issuable upon the exercise of each outstanding option or warrant (other than the warrants that were issued in connection with the $140 Million Facility pursuant to the Warrant Agreement dated June 19, 2001, as amended between The Bank of New York, as warrant agent and us (the "Warrant Agreement")) were adjusted to reflect the forward stock split;

  •
  immediately following the forward stock split, but before the one-for-one hundred reverse stock split discussed below, we issued Greenlight 938,084,289 shares of common stock in exchange for 61,706.237 shares of Series F. These shares of Series F included i) shares originally issued as Series F, ii) shares converted into Series F from the $10 million contribution plus accrued interest resulting from the Bond Purchase Agreement ("Greenlight Obligation") and iii) shares converted into Series F from the Bridge Loan (which was acquired by Greenlight from Jefferies & Company, Inc.).

        Following the closing of the Equity Recap, Greenlight beneficially owned approximately 92% of our common stock on a fully diluted basis and warrants issued pursuant to the Warrant Agreement represented approximately 4.3% of our common stock on a fully diluted basis.

        In addition to approving the Equity Recap at our September 24, 2003 annual meeting, our stockholders approved the following restructuring-related items:

  •
  amending our Restated Certificate of Incorporation to effect a one-for-one hundred reverse stock split following the consummation of the transactions contemplated by the Equity Recap;

  •
  amending our Restated Certificate of Incorporation to reduce the number of shares of common stock authorized for issuance following the consummation of the effectiveness of the reverse stock split;

  •
  amending our Restated Certificate of Incorporation to eliminate the classification of the board of directors; and

  •
  amending our Restated Certificate of Incorporation to allow our stockholders to take action by written consent of the holders of 80% of our capital stock entitled to vote on such action.

        The 1.6610444-for-one forward stock split and the one-for-one hundred reverse stock split have been retroactively reflected in the accompanying financial statements and footnotes for all periods presented.

Principles of Consolidation

        The consolidated financial statements herein include our accounts and the accounts of our wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year

        Effective for the quarter ended July 3, 2001 and as a result of the Einstein Acquisition (see Note 3), we elected to change our fiscal year end to the Tuesday closest to December 31. Our annual accounting period had previously ended on the Sunday closest to December 31. The fiscal year-end dates for 2003, 2002 and 2001 are December 30, 2003, December 31, 2002 and January 1, 2002, respectively, resulting in all years containing 52 weeks.

Cash and Cash Equivalents

        We consider cash on hand and on deposit and short-term, highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Restricted Cash

        Restricted Cash consists of the following:

	December 30, 2003	December 31, 2002
	(amounts in thousands)
Advertising Funds(a)	$667	$770
New Jersey Economic Development Authority(b)	1,684	—
Worker's Compensation Insurance Collateral(c)	2,500	—

	4,851	770
Less-current portion of long-term restricted cash	1,815	770

Long-term restricted cash	$3,036	$—

(a)
We act as custodian for certain funds paid by our franchisees that are earmarked as advertising fund contributions.

(b)
On July 3, 2003, we placed in escrow an advanced refunding of the NJEDA note dated December 1, 1998 to enact a debt defeasance as allowed for in the agreement. The NJEDA funds are included in both current portion and long-term portion of restricted cash in the December 30, 2003 balance sheet in accordance with payment terms of the note. We anticipate this classification will continue until the NJEDA note is fully paid from the escrow amount proceeds, which has the maturity date of December 1, 2008.

(c)
We also have restricted cash held as collateral for a letter of credit supporting our worker's compensation insurance claims of $2,500,000 as of December 30, 2003. This collateral could be accessed by the insurance company if we did not reimburse them for claims paid on our behalf.

Accounts Receivable

        The majority of our accounts receivable are due from our franchisees and distributors. Credit is extended based on our evaluation of the customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 7-30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss and payment history, the customer's current ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

        Receivables consist of the following:

	December 30, 2003	December 31, 2002
	(amounts in thousands)
Franchisee and licensee receivables	$4,970	$5,188
Manufacturing receivables	912	1,029
Customer receivables	426	328
Vendor receivables	2,126	852
Other receivables	718	3,183

	9,152	10,580
Less allowance for doubtful accounts	(3,310)	(4,611)

	$5,842	$5,969

        Changes in the allowance for doubtful accounts are as follows:

	December 30, 2003	December 31, 2002
	(amounts in thousands)
Beginning balance	$(4,611)	$(4,097)
Bad debt expense	(1,787)	(639)
Accounts written off	3,116	125
Recoveries	(28)	—

Ending balance	$(3,310)	$(4,611)

Inventories

        Inventories are stated at the lower of cost or market, with cost being determined by the first-in, first-out method. Inventories consist of the following:

	December 30, 2003	December 31, 2002
	(amounts in thousands)
Finished goods	$4,403	$4,554
Raw materials	428	451

	$4,831	$5,005

Investment in Debt Securities

        Previously held investment in debt securities which included Einstein/Noah Bagel Corp. 7.25% Convertible Debentures due 2004 (the "Einstein Bonds") which classified as available for sale securities and were recorded at fair value with temporary fluctuations in fair value excluded from earnings and reported as a separate component of stockholders' equity. Due to the developments in the bankruptcy of ENBC in 2001, including the auction pursuant to Section 363 of the U.S. Bankruptcy Code, fair value was based on the estimated value of Einstein Bonds realizable from the proceeds of the bankruptcy estate. As a result, during the year ended January 1, 2002, we determined that a permanent decline of $5,805,000 in the fair value of our investment had occurred. Accordingly, we recorded such amount as investment impairment with a comparable charge in the accompanying statement of operations.

        During the year ended December 31, 2002, we received proceeds of $36,711,000 for the debentures from the bankruptcy court (Note 6c). As the amount received exceeded the carrying value of the asset, we recorded a gain on investment in debt securities of $374,000, $2,537,000 and $241,000 in 2003, 2002 and 2001, respectively.

Property, Plant and Equipment

        Property, plant and equipment are recorded at cost. Expenditures for major maintenance and repairs that extend the life of the asset are capitalized according to our capitalization policy. Expenditures for non-major maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized over the shorter of their useful lives or the term of the related leases by use of the straight-line method. Depreciation is provided using the straight-line method over the following estimated useful lives:

Leasehold improvements	5 to 15 years
Store equipment	3 to 7 years
Furniture and fixtures	5 to 8 years
Office and computer equipment	3 to 5 years

        As of December 30, 2003 and December 31, 2002, manufacturing equipment with a net book value of approximately $10,117,000 and $10,093,000, respectively, was located at a major supplier's plant.

Goodwill, Trademarks and Other Intangibles

        We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective January 2, 2002. SFAS 142 provides that goodwill and other indefinite-lived intangibles should not be amortized, but be subject to an annual assessment for impairment, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The two-step approach to assess goodwill impairment requires that we first compare the estimated fair value of each reporting unit that houses goodwill to the carrying amount of the unit's assets and liabilities, including its goodwill and intangible assets. If the fair value of the reporting unit is below its carrying amount, then the second step of the impairment test is performed, in which the current fair value of the unit's assets and liabilities will determine the current implied fair value of the unit's goodwill.

        Our goodwill represents the excess of cost over fair value of net assets acquired in the acquisition of Manhattan. We engaged an independent valuation expert to perform our impairment analyses. The transitional impairment analyses on January 2, 2002 and annual impairment analyses of goodwill as of December 30, 2003 and December 31, 2002 indicated that the fair value of Manhattan reporting unit exceeded its carrying value. Thus, the associated goodwill was not impaired, and the second step of the impairment tests was not required. Our transitional and annual impairment analyses for our indefinite lived intangibles (trademarks) as of January 1, 2002 and December 31, 2002 indicated that such assets' fair values exceeded their respective carrying values; however, our December 30, 2003 annual impairment analyses for our indefinite-lived intangibles (trademarks) for Manhattan and Chesapeake indicated that, in each instance, their respective carrying values exceeded their fair values, thus we recorded an impairment of $3,207,000 and $1,671,000, respectively. In addition to the trademark impairment, we also wrote-off the value of previously reacquired Manhattan franchise territory rights of $414,000. The impairments for both Manhattan and Chesapeake were related to declining cash flows for those brands and our expectation that the trend of lower sales will continue in future years. For fiscal year 2004, we are developing new strategies with respect to both the Manhattan and Chesapeake brands. These strategies are aimed at revitalizing the brands and growing our cash flow from these brands. We are also reviewing our long-term plans for each of these brands and their relation to our business as a whole. Accordingly, we are continuing to classify the trademarks as indefinite-lived at this time, and will review this determination in future periods if our intentions for these brands were to change. The fair value of Einstein Bros. and Noah's indefinite-lived intangible assets (trademarks) exceeded their carrying value thus no impairment was present at December 30, 2003.

        In 2003 and 2002, goodwill and indefinite-lived trademarks were not amortized in accordance with SFAS 142 and other intangibles were being amortized on a straight-line basis consistent with the associated estimated future cash flows, as follows:

Trade secrets	5 years
Patents—manufacturing process	5 years

        In 2001 trademarks and other intangibles were amortized on a straight-line basis as follows:

Goodwill	25 years
Trademarks	30 years
Trade secrets	5 years
Patents—manufacturing process	5 years
	December 30, 2003	December 31, 2002
	(amounts in thousands)
Non-amortizing intangibles:
Trademarks	$65,868	$70,746
Amortizing intangibles:
Trade secrets	5,385	5,385
Patents—manufacturing process	33,741	33,741

	39,126	39,126
Less accumulated amortization	(19,563)	(11,738)

Total amortizing intangibles	19,563	27,388

Total intangibles	$85,431	$98,134

        Intangible amortization expense totaled approximately $7,825,000, $7,818,000 and $5,260,000 for the years ended December 30, 2003, December 31, 2002 and January 1, 2002 respectively. Amortization expense for the fiscal years of 2004 and 2005 is anticipated to be $7,825,000 annually. Amortization expense for fiscal 2006 is anticipated to be the remaining $3,913,000.

        A reconciliation of net loss available to common stockholders and related net loss per share for goodwill and trademarks no longer subject to amortization following SFAS 142 adoption is as follows:

	December 30, 2003	December 31, 2002	January 1, 2002
	(amounts in thousands, except for per share amounts)
Net loss available to common stockholders, as reported	$(82,131)	$(68,067)	$(77,220)
Add back: Goodwill amortization expense	—	—	379
Add back: Trademark amortization expense	—	—	1,430

Adjusted net loss	$(82,131)	$(68,067)	$(75,411)

Basic and diluted net loss available to common stockholders
Per common share:
As reported	$(21.20)	$(51.81)	$(128.36)
As adjusted	N/A	N/A	$(125.35)

Long-Lived Assets

        Our policy is to record long-lived assets at cost, amortizing these costs over the expected useful lives of the related assets. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), these assets are reviewed on a periodic basis for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be realizable. Furthermore, assets held and used in operations are evaluated for continuing value and proper useful lives by comparison to expected undiscounted future cash flows. If impairment has occurred, it is calculated based on the difference between the asset's carrying value and the underlying discounted future cash flows it is expected to generate.

        Prior to the adoption of SFAS 142, all intangible assets were evaluated for impairment using the methods described in the preceding paragraph. After the adoption of SFAS 142, amortizable intangible assets continue to use these methods.

Revenue Recognition

        Retail sales are recognized when payment is tendered at the point of sale.

        Manufacturing revenues are recognized upon shipment to customers.

        Pursuant to the franchise agreements, franchisees are generally required to pay an initial franchise fee and a monthly royalty payment equal to a percentage of the franchisees' gross sales. Initial franchise fees are recognized as revenue when we perform substantially all of our initial services as required by the franchise agreement. Royalty fees from franchisees are accrued each month pursuant to the franchise agreements. Royalty income and initial franchise fees are included in franchise revenues.

Advertising Costs

        We expense advertising costs as incurred. We expensed approximately $12,948,000, $13,983,000 and $6,592,000 in advertising costs for the years ended December 30, 2003, December 31, 2002 and January 1, 2002.

Deferred Rent

        Certain of our lease agreements provide for scheduled rent increases during the lease term or for rental payments commencing at a date other than initial occupancy. Provision has been made for the excess of operating lease rental expense, computed on a straight-line basis over the lease term, over cash rental payments.

Shipping and Handling Costs

        We classify shipping and handling expenses related to product sales as a cost of goods sold.

Fair Value of Financial Instruments

        The fair value of debt, notes payable and Series F outstanding, which is estimated to approximate their carrying value, is estimated by comparing the terms of existing instruments to the terms offered by lenders for similar borrowings with similar credit ratings. The carrying amounts of franchise and other receivables and accounts payable approximate their fair value, due to their short-term maturities. Warrants classified as a derivative liability, if any, are carried at fair value based upon the underlying fair value of the common stock to which they are indexed and, for contingently—issuable warrants classified as a derivative liability, the estimated probability of issuance and other pertinent factors. The Series Z is recorded in the accompanying balance sheet at its full face value of $57.0 million, which represents the total required future cash payment because the Series Z does not require dividends. This presentation was required since the Series Z issuance was accounted for as a troubled debt restructuring. The current fair value is estimated to be $24.4 million, which was determined by using the useful life of the Series Z and the effective discount rate from the Certificate of Designation.

Debt Issuance Cost

        Direct costs incurred for the issuance of debt are capitalized and amortized using the effective interest method over the term of the debt, unless the debt is retired prior to the maturity date. In that instance, the debt issuance costs are charged to expense in the period the debt if repaid. Net debt issuance costs as of December 30, 2003 and December 31, 2002 were $7.8 million and $0.6 million, respectively.

Concentration of Credit Risk

        Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and franchise and other receivables. We maintain cash and cash equivalents and restricted cash with various major financial institutions. We believe that concentrations of credit risk with respect to franchisee and other receivables are limited due to the large number and geographic dispersion of franchisees comprising our franchise base. We perform ongoing credit evaluations of our franchisees and maintain allowances for potential losses, as discussed previously in this note under the caption Accounts Receivable.

Earnings Per Share

        In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), basic earnings per common share amounts ("basic EPS") are computed by dividing net earnings by the weighted average number of common shares outstanding (which include warrants exercisable for a nominal price of $.01 per share on a pre-split basis prior to the Equity Recap on September 24, 2003) and exclude any potential dilution. Diluted earnings per common share amounts assuming dilution ("diluted EPS") are computed by reflecting potential dilution of our common stock equivalents. Common stock equivalents are not reflected in diluted EPS if their effect would be anti-dilutive.

        The following table summarizes the weighted average shares used in the basic and diluted EPS computations:

	For the Years Ended
	December 30, 2003	December 31, 2002	January 1, 2002
Weighted average shares outstanding	3,268,986	371,413	271,215
Weighted average warrants exercisable for $.01 on a pre-split basis(a)	604,298	942,347	330,394

	3,873,284	1,313,760	601,609

(a)
Given the decline of our stock price in the months subsequent to the Equity Recap (and the resultant forward and reverse stock splits), we have determined that, commencing in the fourth quarter 2003, the warrants exercisable for $.01 on a pre-split basis ($.60 or $1.00 on a post-split basis) should no longer be included in basic EPS under the provisions of paragraph 10 of SFAS 128.

        All stock options and warrants outstanding (excluding those exercisable for $0.01 per share on a pre-split basis prior to the Equity Recap on September 24, 2003) in 2003, 2002 and 2001 were excluded from the computation because of their anti-dilutive effect. The total number of stock options and warrants that were excluded from the calculation was 1,832,679, 102,380 and 63,315 respectively.

Interest and Dividends

        Interest expense and dividends on our $140 Million Facility and Series F, respectively, were determined, in part, by assumptions related to expected maturity of such instruments. These assumptions were reviewed and adjusted as our circumstances changed. The terms of our debt agreements place certain restrictions on the payment of cash dividends.

Income Taxes

        We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their tax bases, as well as net operating losses. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period in which the tax change occurs. A valuation allowance is provided to reduce the deferred tax assets to a level that more likely than not will be realized.

Stock-Based Compensation

        As of December 30, 2003, we have three stock-based employee and director compensation plans. As of December 31, 2002 and January 1, 2002 we had two stock-based employee and director compensation plans, which are described more fully in Note 9. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages entities to adopt a fair-value-based method of accounting for stock compensation plans. However, SFAS 123 also permits entities to continue to measure compensation costs under Accounting Principle Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), with the requirement that pro forma disclosures of net income and earnings per share be included in the notes to financial statements. We have elected to continue accounting for stock-based compensation arrangements using the intrinsic value method specified in APB 25 and to provide pro forma disclosures of what the net loss and loss per share would have been if we had elected to recognize compensation expense under the fair value method specified in SFAS 123.

        Had compensation cost for these plans been recognized under the fair value method specified in SFAS 123, our net loss and loss per share would have been increased to the following pro forma amounts for each of the years then ended:

	December 30, 2003	December 31, 2002	January 1, 2002
	(amounts in thousands, except for per share amounts)
Net loss available to common stockholders:
As reported	$(82,131)	$(68,067)	$(77,220)
Add (deduct): total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(10)	(196)	(184)

Pro forma	(82,141)	$(68,263)	$(77,404)

Basic and diluted net loss available to common stockholders per common share:
As reported	$(21.20)	$(51.81)	$(128.36)
Pro forma	$(21.21)	$(51.96)	$(128.66)

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

        Certain amounts set forth in the accompanying consolidated financial statements for the prior years have been reclassified to conform to the presentation for the current fiscal year. These reclassifications had no effect on previously reported net income or loss.

Recent Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). The primary objective of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities ("VIE's"). This interpretation applies immediately to VIE's created after January 31, 2003 and in the first fiscal year or interim period beginning after June 15, 2003, to VIE's in which an enterprise held an interest prior to February 1, 2003. In October 2003, the FASB issued FASB Staff Position ("FSP") No. FIN 46-6, "Effective Date of FASB Interpretation 46." This interpretation deferred the effective date for applying FIN 46 to an interest held in a VIE or potential VIE that was created before February 1, 2003 until the end of the first interim or annual period ending after December 15, 2003, except if we had already issued statements reflecting a VIE in accordance with FIN 46. An additional revision in December of 2003 deferred the implementation for all entities to no later than the end of the first reporting period that ends after March 15, 2004, unless the VIE is a special purpose entity, in which case the December 15, 2003 date still applies. We are not a party to any VIE's and intend to adopt FIN 46 if required in fiscal 2004. We do not expect adoption of FIN 46 to have a significant impact on our financial statements.

        In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The accounting and reporting requirements were effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a significant impact on our financial statements.

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount within the statement of operations. This statement takes effect with this filing. The adoption of this standard resulted in our Series F subject to mandatory redemption requirements being reclassified as a liability on July 2, 2003 rather than the historical mezzanine presentation. There was no impact on our statement of operations upon adoption of SFAS 150 given that the Series F had been previously stated at the present value of its redemption amount. The Series Z exchanged for the remaining Series F in the Equity Recap (Note 1) has also been classified as a liability since its inception. Dividends and accretion of discount or amortization of premiums, if any, will be recognized as interest expense.

        We have considered all other recently issued accounting pronouncements and do not believe that the adoption of such pronouncements will have a material impact on its financial statements.

Derivative Instruments

        Effective January 1, 2000, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair value. Changes in the fair values of derivatives that do not qualify for hedge accounting under SFAS 133 are recognized through earnings. In conjunction with certain debt and preferred stock issuances in 2000 and 2001, we issued freestanding warrants and rights to receive additional warrants based either on the passage of time or upon the occurrence (or non-occurrence) of certain contingent future events (contingently-issuable warrants). We determined that certain of these freestanding warrants, for a period of time in 2001, and contingently-issuable warrants could not be classified within stockholders' equity based on the application of the criteria in EITF Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", and accordingly classified those warrants as a liability in the balance sheet. Further, those warrants classified as a liability were subject to the provisions of SFAS 133, including the requirement to adjust the recorded amount of the warrants to fair value at each balance sheet date, with changes in fair value being recognized in earnings. We have determined which warrants are to be classified within stockholders' equity by first considering those warrants that have been issued (exercisable), to the extent there are a sufficient number of authorized shares, and then considering contingently-issuable warrants, to the extent there are a sufficient number of authorized shares.

        As a result of the Equity Recap executed on September 24, 2003, we no longer have contingently issuable warrants and all issued warrants are classified as permanent equity. Consequently, we no longer have a warrant derivative liability at December 30, 2003. The ensuing discussion outlines our policy for determining equity or liability classification for warrants, primarily as a result of contingently-issuable warrants associated with our Series F and $140 Million Facility, which are no longer outstanding.

        Our financial statements reflect our systematic evaluation of the maximum potential issuance of shares possible at each time an instrument with associated warrants was issued (taking into consideration the terms of existing contractual agreements) as compared to the number of authorized shares of common stock at the dates of issuance of each instrument. The maximum number of authorized shares of common stock was 830,522 in 2000 and from January 1, 2001 to September 25, 2001. Pursuant to a vote held at a special meeting of our shareholders on September 20, 2001, the maximum number of authorized shares of common stock was increased, effective September 26, 2001, to 2,491,567 shares. On June 19, 2001, the issued freestanding warrants exceeded the authorized number of shares and, accordingly, some of the warrants issued on that date were classified as liabilities, in accordance with the method described below, until the increase in authorized shares was approved in September 2001, at which time such issued, freestanding warrants were reclassified as permanent equity. In June 2001, certain of the Series F holders agreed not to exercise their warrants if, in doing so, the authorized number of shares remaining after exercise by the holders of the Series F was not sufficient to permit warrants associated with the $140 Million Facility to be exercised. To the extent that the number of freestanding warrants and the maximum number of additional warrants that could have potentially been issued in the future exceeded the maximum number of authorized shares (the "Share Cap") at the time the debt or preferred stock instrument was issued, we determined the classification of, and accounting for, the freestanding and additional warrants as follows:

  •
  freestanding warrants (those that are immediately exercisable) were considered first for equity treatment, to the extent of the maximum number of authorized shares;

  •
  among various outstanding instruments, those with the earlier issuance dates were considered first for equity treatment; and

  •
  contractual priorities were considered where applicable.

        Freestanding warrants and the maximum number of additional warrants that could have potentially been issued which exceeded the Share Cap were treated as liabilities. If the freestanding warrants and the maximum number of additional warrants that could have been issued exceeded the Share Cap on the date the debt or preferred stock instrument was issued, the proceeds from issuance were first allocated to the freestanding warrants and the contingent additional warrants based on the fair value of those warrants, with the remainder allocated to the debt or preferred stock instrument. If only the maximum number of additional warrants that could have been issued exceeded the Share Cap on the date the debt or preferred stock instrument was issued, the proceeds from issuance were first allocated between the freestanding warrants and the debt or preferred stock instrument based on their relative fair value. An amount is then allocated to the contingent additional warrants based on the estimated fair value of those warrants, which results in an additional discount on the debt or preferred stock instrument. In determining the fair value of the contingent additional warrants, the probability of their issuance as well as the price of the underlying common stock was considered. The classification of freestanding and contingently-issued warrants as equity or as liabilities was reevaluated at each issuance, and at each balance sheet date, upon consideration of the priorities outlined above.

        Issued $0.01 (pre-split) warrants classified as liabilities, if any, were recognized in the balance sheet at their fair value, as determined periodically based on quoted market prices of the underlying common stock. As of December 30, 2003 and December 31, 2002, there were no issued warrants classified as liabilities. Contingently-issuable $0.01 (pre-split) warrants classified as liabilities were also recorded at fair value based on quoted market prices of the underlying common stock and considering the probability of issuance and other pertinent factors. Changes in the fair value of derivative liabilities were recorded within the statement of operations. If reclassification from liability to permanent equity was required under EITF 00-19, prior to reclassification the liability was adjusted to fair value, with the change recorded in cumulative change in derivative fair value within the statement of operations. In the event of reclassification from permanent equity to liability, the related warrants were adjusted to fair value, with the change recorded in additional paid-in capital.

2.     Liquidity

        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate our continuation as a going concern. However, we have sustained substantial losses in recent years, and such losses have continued into 2004. We also had a deficit in stockholders' equity of approximately $81,866,000 as of December 30, 2003, and, as of that date, our current liabilities exceeded our current assets by approximately $23,632,000.

        In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheets is dependent upon our continued operations, which in turn are dependent upon our ability to meet our financing requirements on a continuing basis, and to succeed in future operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

        We have recorded a loss from operations for the fiscal years ending December 30, 2003, December 31, 2002 and January 1, 2002 of approximately $11.8 million, $0.3 million and $6.8 million, respectively. We continue our on-going process of identifying, evaluating and implementing cost reduction initiatives. The primary cost areas in which these initiatives are focused are supply chain, store level operations, manufacturing operations and overhead. Examples of key initiatives that have been recently implemented or are currently in process include menu optimization to remove and/or modify inefficient products, upgrade/deployment of technology to enable more accurate identification and tracking of cost of products sold, and realignment and consolidation of the executive team resulting in a reduction in overhead. In addition, we incurred substantial expenses in 2003 related to (1) legal and advisory fees related to the Equity Recap (Note 1) which included the refinancing of the $140 Million Facility and our revolving line of credit, and (2) consolidation and integration expenses primarily associated with the consolidation of executive management and integration of separate accounting and finance functions which related to the Einstein Acquisition (as defined below in Note 3). Although there is no assurance that funding will continue to be available after our current financing matures, we believe that our current business plan will improve our operating results and cash flow in the future.

3.     Acquisitions

        On June 19, 2001, we purchased substantially all of the assets (the "Einstein Acquisition") of Einstein/Noah Bagel Corp. and its majority-owned subsidiary, Einstein/Noah Bagel Partners, L.P. (collectively, "Einstein"). Einstein was the largest bagel bakery chain in the United States, with 458 stores, nearly all of which were company-operated. The Einstein Acquisition was made pursuant to an Asset Purchase Agreement, which was entered into by us, the successful bidder, at an auction conducted by the United States Bankruptcy Court, District of Arizona, on June 1, 2001 in the Einstein bankruptcy case. The purchase price was $160,000,000 in cash and the assumption of certain liabilities, subject to adjustment to the extent that Assumed Current Liabilities (as defined in the Asset Purchase Agreement) exceeded $30,000,000.

        In connection with the Einstein Acquisition, we incurred approximately $9,722,000 of acquisition costs. The acquisition has been accounted for under the purchase method of accounting and accordingly the results of operations of the acquired company have been included in the statements of operations since the acquisition date. The aggregate purchase price of $163,337,000 was allocated based on the fair value of the tangible and intangible assets acquired and liabilities assumed as follows:

(amounts in thousands)
Assets Acquired:
Current assets	$13,800
Plant property and equipment	98,107
Trademarks and intangible assets	97,784
Liabilities assumed:
Current liabilities	(34,223)
Long-term liabilities	(12,131)

Total purchase price	$163,337

        The purchase price was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair market value at the date of acquisition, which was determined by an independent appraisal. Pursuant to the Asset Purchase Agreement, we were entitled to a reduction in purchase price to the extent that assumed current liabilities (as defined) exceeded $30,000,000 as of the acquisition date. We received $3,918,000 in fiscal 2002 from the bankruptcy estate based upon the final determination of assumed current liabilities by the independent arbitrator as of the acquisition date, net of certain payments received from the Einstein bankruptcy estate.

        The following unaudited pro forma consolidated statements of operations data for the year ended January 1, 2002, give effect to the Einstein Acquisition as if it had occurred as of the beginning of such period. The following unaudited pro forma consolidated results of operations give effect to purchase accounting adjustments and the financings necessary to complete the acquisition. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place as of the beginning of each period reported, and may not be indicative of future operating results.

Pro Forma For the Year Ended January 1, 2002
(amounts in thousands, except per share data) (Unaudited)
Revenues	$403,777
Loss from operations	$(14,682)
Net loss	$(47,497)
Net loss available to common stockholders	$(92,084)
Loss per share—Basic and Diluted	$(153.06)

4.     Property, Plant and Equipment

        Property, plant and equipment consists of the following:

	December 30, 2003	December 31, 2002
	(amounts in thousands)
Leasehold improvements	$49,712	$51,026
Store/factory equipment	56,963	49,781
Furniture & fixtures	1,588	1,799
Office and computer equipment	9,574	9,251

	117,837	111,857
Less accumulated depreciation	(50,037)	(30,603)

	$67,800	$81,254

        Depreciation expense totaled approximately $20,375,000, $22,808,000 and $9,568,000, for the years ended December 30, 2003, December 31, 2002 and January 1, 2002, respectively.

5.     Debt Issuance Costs and Other Assets

        Debt issuance costs and other assets consist of the following:

	December 30, 2003	December 31, 2002
	(amounts in thousands)
Security deposits	$1,337	$265
Debt issuance costs	7,802	566
Other	31	695

	$9,170	$1,526

6.     Debt

        Debt consists of the following:

	December 30, 2003	December 31, 2002
	(amounts in thousands)
$160 Million Facility(a)	$160,000	$—
$140 Million Facility, net of unamortized discount of $0 and $1,916(b)	—	138,084
Bridge loan(c)	—	4,443
Greenlight obligation(d)	—	10,000
Revolving credit note payable to an affiliate(e)	—	6,000
AmSouth Revolver(f)	1,000	—
Promissory note payable Chesapeake Bagel Bakery acquisition(g)	825	1,500
Note payable to New Jersey Economic Development Authority(h)	1,400	1,680
Other(i)	—	176

	163,225	161,883
Less-Current portion of debt	2,105	150,872

	$161,120	$11,011

(a)
On July 8, 2003, we issued the $160.0 Million Facility to replace our $140 Million Facility. Interest only payments are due semi-annually in January and July. The $160 Million Facility was offered by us and guaranteed, fully and unconditionally, jointly and severally, by all present and all future subsidiaries of ours other than the Non-Restricted Subsidiaries (as defined in the Indenture governing the notes) and is collateralized by substantially all of our assets. As of December 30, 2003, we no longer have any active Non-Restricted Subsidiaries. Pursuant to an Intercreditor Agreement, this debt is subordinate to the AmSouth Revolver. We are a holding company that conducts substantially all of our business operations through our subsidiaries. We are dependent upon distributions or other inter-company transfers from our subsidiaries to make payments on the notes and service our other obligations. There are no significant restrictions on our ability to obtain funds from our subsidiaries by dividend or loan. The Registration Rights Agreement associated with the $160 Million Facility required us to a) file an exchange offer with the SEC within 90 days of the closing date, b) effect the exchange offer within 150 days of the closing date and c) commence that exchange offer within 30 days of its effective date. We have fulfilled each of these requirements. We used the net proceeds of the offering, among other things, to pay off the $140 Million Facility.

  The $160 Million Facility contains certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures and minimum EBITDA as defined in the Indenture. These covenants are measured on a rolling twelve-month period and fiscal quarter basis, respectively. This debt contains usual and customary default provisions. As of the fiscal year ended December 30, 2003, we are in compliance with all such financial covenants.

  Debt issuance costs are being amortized using the effective interest method over the term of the $160 Million Facility. Interest expense of $631,000, $0 and $0 related to issuance costs has been recorded for the years ended December 30, 2003, December 31, 2002 and January 1, 2002.

(b)
In June 2001, we issued the $140 Million Facility and 140,000 common stock purchase warrants, each exercisable into 0.98 shares of common stock. The notes under the $140 Million Facility were issued at 91.75% of par, resulting in an initial discount of $11,550,000. The terms of the facility were governed by a certain indenture dated as of June 19, 2001, matured on June 15, 2003 and bore interest at an initial annual rate of 13%, increasing by 100 basis points each quarter commencing September 15, 2001 to a maximum rate of 18%. We commenced quarterly interest payments on September 15, 2001. The notes were repaid on July 8, 2003 with the proceeds of the $160 Million Facility.

  As noted above, we also issued warrants to purchase in the aggregate 137,200 shares of our common stock at an exercise price of $1.00 per share. The warrants will expire on June 20, 2006 if not exercised. We were required to repurchase all the outstanding warrants in the event of a change in control (as defined in the warrant agreement) at a price equal to the fair market value of the common stock issuable upon exercise of the warrants, less the exercise price. We were also contingently obligated to issue additional $1.00 warrants as follows: (1) an additional 1% of the fully-diluted common stock if the $140 Million Facility remained outstanding on March 15, 2002, (2) an additional 1% of the fully-diluted common stock if the $140 Million Facility remained outstanding on June 15, 2002, and (3) an additional 1% of the fully-diluted common stock issued on a monthly basis from July 2002 through June 2003 if the $140 Million Facility remained outstanding after June 15, 2002. The additional warrants would have also expired on June 20, 2006.

  The warrants were issued pursuant to, and were governed by, the terms of a certain Warrant Agreement dated as of June 19, 2001, by and among us, Jefferies & Co. and U.S. Trust. The holders of the warrants were entitled to certain registration rights as set forth in the Registration Rights Agreement dated as of June 19, 2001, by and among us, Jefferies & Co. and U.S. Trust.

  We incurred approximately $6 million of issuance costs, which were amortized as interest expense based on an effective interest rate over the estimated life of the financial instrument.

  Since the maximum number of additional warrants that could have been issued exceeded the Share Cap on the date the $140 Million Facility was issued, we accounted for the $140 Million Facility by first allocating the net proceeds from issuance (notes issued at 91.75% of par) between the freestanding warrants granted at issuance and the debt instrument. An amount was then allocated to the obligation to issue additional future warrants based on the estimated fair value of those warrants, which resulted in an additional discount on the debt instrument. We recognized interest at an effective interest rate that was determined considering the expected life of the instrument, scheduled increases in the interest rate that occurred during that estimated term, additional interest charges that resulted from a breach of the Registration Rights Agreement, and the amortization of any discount from allocating the proceeds. The expected life of the instrument, which was determined based on refinancing options being pursued by us, was reviewed and changed periodically as a function of changes in the expected timing of those refinancing options. We recognized the obligation to issue additional warrants as a liability (See Note 1—Derivative Instruments) and marked that liability to fair value to reflect changes in the underlying common stock prices, our estimate of the probability of issuance and other factors at each balance sheet date.

  We called the $140 Million Facility for redemption on June 10, 2003. On June 18, 2003, we announced that we had entered into a 30-day standstill agreement with the holder of approximately $113.0 million, or 80.7% of the $140 Million Facility, while continuing to actively pursue the refinancing of our debt as well as the rationalization of our capital structure. Under this initial accord, holders of those notes agreed not to take any action to enforce any of their rights and remedies as a result of our failure to repay the notes against us until July 15, 2003. The interest rate and terms under the standstill agreement stayed the same as the original agreement. We paid interest on the closing date consisting of $6,650,000 for the normally scheduled quarterly payment, $2,216,067 for the extension through July 15 and $105,292 for the interest on the additional days of extension related to the quarterly payment. In consideration of the standstill agreement, we agreed to issue warrants to purchase 113,099.94 shares of our common stock at a price of $1.00 per share to the holders of the $140 Million Facility. We recognized a charge to interest expense of $2,477,000 related to the warrants, over the 30-day standstill period. This charge was based on the fair value of our stock at June 18, 2003.

  The $140 Million Facility was paid in full at December 30, 2003 as a result of the July 8, 2003 refinancing with the $160 Million Facility but was included in the accompanying 2002 balance sheet as follows:

December 31, 2002
(amounts in thousands)
Original face value of $140 Million Facility	$140,000
Issuance discount from face value	(11,550)
Discount attributable to initial and future warrants	(17,312)
Effective interest amortization of discount	26,946

$138,084

(c)
In 2001, we entered into a $35 million asset-backed secured loan due June 15, 2002 (the "Bridge Loan") through EnbcDeb Corp., a wholly owned subsidiary of ours. Pursuant to the terms of a Note Purchase and Security Agreement dated as of June 19, 2001 (the "Purchase and Security Agreement"), EnbcDeb Corp. sold $35 million aggregate principal amount of secured increasing rate notes to third-parties. The aggregate proceeds were $33,250,000. The notes were secured by EnbcDeb Corp.'s investment in $61.5 million aggregate principal amount of the Einstein/Noah Bagel Corp. 7.25% Subordinated Convertible Debentures due June 2004 (the "Einstein Bonds"). Interest on the $35 million of notes initially accrued at a rate of 14% per annum and increased by 0.35% on the fifteenth day of each month following issuance. In 2002, we received distributions relating to our investment in the Einstein Bonds of $36,711,000, which were used to repay an equivalent portion of the Bridge Loan. As a result of paid-in-kind interest on the Bridge Loan, $4,442,884 remained outstanding as of December 31, 2002. Since the deficiency was less than $5.0 million, we issued Series F that was entitled to an annual cash dividend equal to 17% per annum increasing 100 basis points per month until the Series F was redeemed, and we were required to issue warrants, exercisable at $0.60 per share, to purchase 5% of the fully-diluted shares of our common stock. These contingently issuable warrants had been classified as a derivative liability (Note 1—Derivative Instruments) on our balance sheet. In conjunction with the Equity Recap, we were released from our obligation to issue these warrants. The Bridge Loan balance was retired in 2003, at the conclusion of the Einstein bankruptcy estate, through the issuance of 4,337.481 shares of Series F.

  We incurred approximately $1 million of issuance costs in connection with the Bridge Loan, which were amortized as interest expense based on an effective interest rate over the estimated life of the financial instrument.

  The proceeds from issuance of the Bridge Loan, net of an initial discount of $1,750,000, were allocated to the estimated number of additional warrants that could have potentially been issued, representing an estimated fair value of $5,365,430, with the remaining balance allocated to the debt instrument. We included the impact of increases in the interest rate on the Bridge Loan over its expected life and amortized the discount over that same term, and marked the obligation to issue additional warrants to fair value to reflect changes in the underlying common stock price.

  The components of the Bridge Loan were zero at December 30, 2003 and were included in the accompanying 2002 balance sheet as follows:

December 31, 2002
(amounts in thousands)
Original face value of Bridge Loan	$35,000
Issuance discount from face value	(1,750)
Discount attributable to future warrants	(5,365)
Accrued PIK interest	6,153
Effective interest amortization of discount	7,116
Reductions in principal	(36,711)

$4,443

(d)
On January 17, 2001, we entered into a Bond Purchase Agreement (the "Bond Purchase Agreement") with Greenlight. Pursuant to the Bond Purchase Agreement, Greenlight formed a limited liability company, GNW, and contributed $10,000,000 (the "Contribution Amount") to be utilized for the purchase of Einstein Bonds. We were the sole manager of GNW. We consolidated GNW as debt given that the Bond Purchase Agreement provided Greenlight with a secure interest in GNW's investment in Einstein Bonds, and a right for repayment of its investment within two years with a guaranteed accretion of 15% per year (increasing to 17% on January 17, 2002 and by an additional 2% each six months thereafter). In connection with the Bond Purchase Agreement, we issued Greenlight five-year warrants to purchase an aggregate of 70,462 shares of the common stock at $0.60 per share. In addition, the terms of the Bond Purchase Agreement stipulated that a) warrants for an additional 0.9375% of our fully diluted common stock were to be issued at the first anniversary date of the agreement and at the beginning of each three-month period thereafter provided that certain conditions had not been met (including but not limited to a combination of New World and Einstein) and b) warrants for an additional 1.5% of our fully diluted common stock were to be issued at such time as the Series F is redeemed through the issuance of senior subordinated notes, which obligations were superceded by the terms included in the letter agreement described below.

  On June 19, 2001, GNW, Greenlight and we entered into a letter agreement (the "Letter Agreement"). Under the terms of the Letter Agreement, Greenlight consented to the pledge by us, as manager of GNW, of the Einstein Bonds to Jefferies & Co. to secure the Bridge Loan (see (c) above). We were required to apply all of the proceeds related to the Einstein Bonds to the repayment of the Bridge Loan. To the extent that there were net proceeds from the Einstein Bonds after payment of the Bridge Loan in full, the excess would be payable to Greenlight. If the excess payment, if any, is less than the original investment by Greenlight, the difference, plus 15% per annum increment (increasing to 17% in January 17, 2002 and by an additional 2% each six months thereafter), shall be payable in our Series F and warrants in an amount to 1.125% of our fully diluted common stock for every $1.0 million of deficiency. We classified the contingently issuable warrants as a derivative liability as discussed further below. In connection with the Letter Agreement, Greenlight gave up its secured interest in the Einstein Bonds. We concluded that the changes to the terms of the Bond Purchase Agreement represented a substantial modification, as defined in EITF Issue 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, and therefore that the execution of the Letter Agreement constituted an extinguishment of the Bond Purchase Agreement, as discussed further below.

  We incurred approximately $834,000 of issuance costs in connection with the Greenlight Obligation, all of which have been expensed as a result of the extinguishment discussed in the preceding paragraph.

  As a result of the maximum number of additional warrants that could have been issued under the Bond Purchase Agreement dated January 17, 2001 exceeding the Share Cap, we concluded that the obligation to issue warrants in the future could not have been classified within stockholders' equity on the date of issuance. However, as a result of the subsequent extinguishment of the Series D preferred stock, the obligation to issue warrants in the future under the Bond Purchase Agreement did not exceed the Share Cap and, accordingly, the liability established was reclassified to stockholders' equity in accordance with EITF 00-19. We included the impact of the increases in the interest rate associated with the instrument and the amortization of any related discount in its effective interest rate calculations. The Letter Agreement between Greenlight and us executed in June 2001 resulted in a substantial modification that required accounting as an extinguishment pursuant to EITF 96-19, primarily due to the additional warrant coverage (deficiency warrants) provided in the Letter Agreement in the event the proceeds from the Einstein Bonds were not sufficient to retire the Greenlight obligation. The extinguishment resulted in a loss from extinguishment of Greenlight obligation of $16,641,566 in 2001 representing the difference between the fair value of the new debt obligation and the carrying amount of the extinguished debt, plus the fair value of the estimated deficiency warrants that were recorded as a liability. Additionally, the Greenlight obligation was presented in the financial statements as debt with interest expense thereon recorded within the statement of operations since its inception.

  As a result of the deficiency of the proceeds from the settlement of the Einstein Bonds, we were required to settle their obligation with 14,250.833 additional shares of Series F and 119,871 warrants exercisable at $1.00 per share to purchase our common stock. The Series F issued as a result of this transaction was redeemed as part of the Equity Recap (See Note 9).

  The components of the Greenlight instrument were zero at December 30, 2003 and were included in the accompanying 2002 balance sheet as follows:

December 31, 2002
(amounts in thousands)
Proceeds from issuance of Greenlight obligation	$10,000
Discount attributable to initial and future warrants	(4,316)
Extinguishment of discount	4,195
Effective interest amortization of discount	121

$10,000

(e)
On May 30, 2002, we entered into a Loan and Security Agreement with BET, one of our principal stockholders, which provided for a $7,500,000 revolving loan facility. The facility was secured by substantially all of our assets. Borrowings under the facility bore interest at the rate of 11% per annum. The facility was to expire on March 31, 2003. At the time that we entered into this facility, we terminated our prior revolving loan facility. In February of 2003, BET and we executed an amendment to the facility to extend the maturity of the facility to June 1, 2003. From February 1, 2003 to June 1, 2003, the facility accrued interest at the rate of 13% per annum. BET received an extension fee of $187,500 in connection with the amendment, payable at maturity, and an additional fee of $112,500 when the facility was not paid in full by June 2, 2003.

  On June 18, 2003, we entered into a 30-day standstill agreement with BET with respect to this revolving line of credit. The interest rate on the revolving line of credit increased from 13% to 15% effective June 1, 2003. The debt outstanding under this facility was repaid on July 8, 2003, with the proceeds of the $160 Million Facility. The AmSouth Revolver has replaced this facility.

  Debt issuance costs were amortized using the effective interest method over the term of the Revolving Loan. Interest expense of $270,000, $360,000 and $0 related to issuance costs has been recorded for the years ended December 30, 2003, December 31, 2002 and January 1, 2002.

(f)
On July 8, 2003, we entered into the AmSouth Revolver, a three-year, $15 million senior secured revolving credit facility which is secured by substantially all of our assets. Interest payments are payable in arrears on the first of each month. The net borrowings under the AmSouth Revolver bear an interest rate equal to the base rate plus an applicable margin with the base rate being the AmSouth Bank "prime rate" and the applicable margin being based on our fixed charge coverage ratio with a minimum and maximum applicable margin of 0.5% and 2.5% respectively. As of December 30, 2003, the interest rate on the net borrowings under the AmSouth Revolver was 5.0%. At December 30, 2003, we had $14 million available under this facility.

  The AmSouth Revolver contains certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures, operating lease obligations, minimum EBITDA as defined, operating cash flow coverage ratio and minimum net worth. These covenants are measured on a rolling twelve period basis at each fiscal quarter or annually at year-end. Additional covenant restrictions exist if the total exposure, as defined in the agreement, exceeds $10.0 million. This debt also contains usual and customary default provisions. As of the fiscal year ended December 30, 2003, we are in compliance with all such financial covenants.

  We are required to pay an unused credit line fee of 0.50% per annum on the average daily unused amount. The unused line fee is payable monthly in arrears. Additionally, we are required to pay a letter of credit fee based on the average daily undrawn face amount for each letter of credit issued, of an applicable margin being based on our fixed charge coverage ratio with a minimum and maximum applicable margin of 2.0% and 4.5% respectively. We had no letters of credit outstanding at December 30, 2003.

  Debt issuance costs are capitalized and amortized using the effective interest method over the term of the AmSouth Revolver. Interest expense of $138,000, $0 and $0 related to issuance costs has been recorded for the years ended December 30, 2003, December 31, 2002 and January 1, 2002.

(g)
As a part of the acquisition of the assets of Chesapeake Bagel Bakery, we entered into a note payable to the seller. The note provides for quarterly payments of interest only at 10% with principal payments of $675,000 and $825,000 in 2003 and 2004, respectively. The note is due in full on August 31, 2004 and is secured by the related assets of Chesapeake Bagel Bakery.

(h)
In December 1998, Manhattan Bagel Company entered into a note payable of $2,800,000 with the NJEDA at an interest rate of 9% per annum. The note has a 10-year maturity. Principal is paid annually and interest is paid quarterly. The note is secured by our subsidiary, Manhattan Bagel Company, Inc. In 2002, we violated the debt coverage ratio associated with this loan. Therefore, the balance outstanding under this note was classified as current within the December 31, 2002 balance sheet since we did not obtain waivers for such violations, which resulted in the entire balance being due and payable at the discretion of the holder.

  On July 3, 2003, we placed in escrow an advanced funding of the NJEDA note to enact a debt defeasance as allowed for in the agreement. This advanced funding is shown as restricted cash and the NJEDA note is included in both current portion and long-term portion of debt in the December 30, 2003 balance sheet in accordance with the payment terms. We anticipate this classification will continue until the NJEDA note is fully paid from the escrow amount proceeds. The escrow has a maturity date of December 1, 2008.

(i)
We were obligated under a mortgage payable of $208,000 on a former plant in South Carolina. The mortgage bore interest at prime plus 1.25% and was scheduled to mature in March 2010. The mortgage was secured by the associated real estate. This property was sold and the mortgage repaid in full during 2003.

        Scheduled debt maturities are as follows:

Year	December 30, 2003
(amounts in thousands)
2004	$2,105
2005	280
2006	280
2007	280
2008	160,280
Thereafter	—

$163,225

7.     Accrued Expenses

        Accrued expenses consist of the following:

	December 30, 2003	December 31, 2002
	(amounts in thousands)
Accrued payroll and related bonuses	$11,664	$13,949
Accrued reorganization	4,073	2,768
Accrued vendor payments	5,979	4,210
Accrued taxes	2,140	2,310
Accrued interest	10,039	4,342
Gift certificate liability	2,301	1,789
Accrued utilities	959	1,115
Other	716	505

Total	$37,871	$30,988

8.     Mandatorily Redeemable Series Z Preferred Stock

        On September 24, 2003, our shareholders approved the conversion of the Halpern Denny Interests into 57,000 shares of Mandatorily Redeemable Series Z Preferred Stock ("Series Z") pursuant to the terms of the Equity Recap (Note 1). The major provisions of the Series Z are:

  •
  2,000,000 shares authorized;

  •
  par value of $0.001 per share;

  •
  mandatory redemption is the earlier of a merger or change of control or June 30, 2009;

  •
  shares are non-voting (except for certain limited voting rights with respect to specified events);

  •
  liquidation value is $1,000.00 per share;

  •
  dividends are not accrued or paid unless the shares are not redeemed by the redemption date; and

  •
  shares may be redeemed in whole or in part at an earlier date at our discretion.

        The exchange of the Halpern Denny Interest for Series Z resulted in a reduction of the effective dividend rate relative to that required by the Series F, and as a result of this and other factors, we accounted for this transaction as troubled debt restructuring as required by Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" ("SFAS 15"). The Series Z is recorded in the accompanying balance sheet at its full face value of $57.0 million, which represents the total required future cash payment due to the fact that the Series Z does not require dividends. Since a portion of this exchange included the receipt of our common stock and warrants previously held by Halpern Denny, we did not recognize a gain from troubled debt restructuring.

9.     Stockholders' Equity and Series A and Mandatorily Redeemable Series F Preferred Stock

Series A Junior Participating Preferred Stock

        On June 7, 1999, our board of directors authorized the issuance of a Series A junior participating preferred stock in the amount of 700,000 shares. This authorization was made in accordance with the Stockholders' Rights Plan discussed below. There are currently no issued shares.

Stockholders Rights Plan

        On June 7, 1999, our Board declared a dividend distribution of one right on each outstanding share of common stock (a "Right"), as well as on each share later issued. Each Right will allow stockholders to buy one one-hundredth of a share of Series A junior participating preferred stock at an exercise price of $10.00. The Rights become exercisable if an individual or group acquires 15% or more of common stock, or if an individual or group announces a tender offer for 15% or more of common stock. The Board can redeem the Rights at $0.001 per Right at any time before any person acquires 15% or more of the outstanding common stock. In the event an individual (the "Acquiring Person") acquires 15% or more of the outstanding common stock, each Right will entitle its holder to purchase, at the Right's exercise price, one one-hundredth of a share of Series A junior participating preferred stock, which is convertible into common stock at one-half of the then value of the common stock, or to purchase such common stock directly if there are a sufficient number of Shares of common stock authorized. Our Board has the ability to exclude any Acquiring Person from the provision of the stockholders rights plan, resulting in such Acquiring Person's purchase of our common stock not triggering the plan. Rights held by the Acquiring Person are void and will not be exercisable to purchase shares at the bargain purchase price. If we are acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

Mandatorily Redeemable Series F Preferred Stock

        The Series F Mandatorily Redeemable Preferred Stock had varying redemption scenarios based on the issuance agreements. All redemptions are discussed below.

        On January 18, 2001, we consummated a sale of 20,000 shares of our authorized but unissued Series F to Halpern Denny III, L.P. ("Halpern Denny") in exchange for the sum of $20,000,000. In connection with the purchase, we issued Halpern Denny five-year warrants to purchase 140,925 shares of common stock at an exercise price of $0.60 per share. The Series F Preferred Stock Purchase Agreement provided that for so long as the Series F had not been redeemed for cash (including payment of any notes issued thereon), Halpern Denny was to receive additional warrants equal to 1.5% of our fully diluted common stock (excepting certain options and warrants) on January 18, 2002 and on each succeeding June 30 and December 31. The warrant agreement further provided that it would have been exercisable for additional shares under certain events, as set forth in the agreement.

        On January 18, 2001, BET and Brookwood entered into an Exchange Agreement with us, whereby they exchanged all of their outstanding Mandatorily Redeemable Series D preferred stock, including accrued but unpaid dividends (all of which were retired) for a total of 16,398.33 shares of Series F. BET and Brookwood also exchanged the warrants received by them in August 2000 for warrants to purchase an aggregate of 108,406 shares of common stock at an exercise price of $0.60 per share. The Series F Preferred Stock Purchase Agreement provided that for so long as the Series F had not been redeemed for cash (including payment of any notes issued thereon), BET and Brookwood were to receive additional warrants equal to a semi-annual increase in aggregate of 1.154% of our fully diluted common stock (excepting certain options and warrants). The Company applied EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, by analogy, given the mandatory redemption feature of the Series D preferred stock, which imbues the issuance with debt-like characteristics, and determined that the exchange resulted in a substantial modification that requires accounting for the transaction as an extinguishment rather than a modification. As such, the Company recorded deemed dividends representing the difference between the fair value of the issued Series F preferred stock and the carrying amount of the Series D preferred stock, plus the fair value of the incremental freestanding warrants issued in conjunction with the exchange. Issuance costs paid to BET and Brookwood of $375,000 were also recorded as dividends in connection with the extinguishment. The deemed dividend with respect to the extinguishment of the Series D preferred stock was $8,358,000 in 2001.

        On March 29, 2001, we consummated a sale of 5,000 additional shares of our authorized, but unissued, Series F to Halpern Denny in exchange for the sum of $5,000,000. Pursuant to the terms of the Second Series F Preferred Stock and Warrant Purchase Agreement with Halpern Denny, we also sold Halpern Denny five-year warrants to purchase 35,231 shares of common stock at a price per share of $0.60 (subject to adjustment as provided in the form of warrant). The Series F Preferred Stock Purchase Agreement provided that for so long as the Series F had not been redeemed for cash (including payment of any notes issued thereon), Halpern Denny was to receive additional warrants equal to a semi-annual increase in aggregate of 0.375% of our fully diluted common stock (excepting certain options and warrants).

        On June 7, 2001, we consummated the sale of 4,000 additional shares of our authorized, but unissued, Series F to Halpern Denny in exchange for the sum of $4,000,000 pursuant to the terms of the Series F Preferred Stock and Warrant Purchase Agreement with Halpern Denny, dated June 7, 2001. In connection with the agreement, we also sold Halpern Denny five-year warrants to purchase an aggregate of 56,220 shares of common stock at a price per share of $0.60 (subject to adjustment as provided in the form of warrant). The Series F Preferred Stock Purchase Agreement provided that for so long as the Series F had not been redeemed for cash (including payment of any notes issued thereon), Halpern Denny was to receive additional warrants equal to a semi-annual increase in aggregate of 0.3% of our fully diluted common stock (excepting certain options and warrants).

        In addition, on June 19, 2001, we consummated the sale of 21,000 additional shares of our authorized, but unissued, Series F in exchange for $21,000,000, pursuant to the terms of the Third Series F Stock and Warrant Purchase Agreement (the "Third Purchase Agreement") by and among us, Halpern Denny, Greenlight and Special Situations Fund, L.P, Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P. (collectively, "Special Situations"). In connection with the sale of the June 2001 Series F, we sold warrants to purchase 295,156 shares of common stock at a price per share of $0.60 (subject to adjustment as provided in the warrant agreement) pursuant to the Third Purchase Agreement. The warrants have a term of five years and further provided that they would be exercisable for additional shares under certain events, as set forth in the agreement. The form of these warrants is substantially identical to the form of the warrants described above including the provisions thereof relating to the increase of the warrant shares, except that the semi-annual increases were an aggregate of 1.575% of the fully diluted common stock (excepting certain options and warrants).

        In connection with the execution and delivery of both the Second Purchase and Third Purchase Agreements, each of Halpern Denny and Brookwood waived preemptive rights they may have had concerning the issuance of additional shares of Series F and consented to the filing of the Second

Amended Certificate of Designation which increased the number of shares of Series F we were authorized to issue from 73,000 shares to 116,000 shares.

        The Third Purchase Agreement provide that for so long as the Series F had not been redeemed for cash (including payment of the Senior Notes, if any), Halpern Denny, Greenlight and Special Situations were to receive additional warrants equal to a percentage (specified therein) of the fully diluted common stock (excepting certain options and warrants) on June 19, 2002, and on each succeeding December 31 and June 30.

        The holders of warrants issued in connection with Series F issued prior to March 31, 2001 were entitled to purchase additional shares of common stock as the result of the warrants to purchase 137,200 shares of common stock issued in connection with the $140 Million Facility and agreed that such $1.00 warrants would not be issuable if the Series F were redeemed for cash not later than June 19, 2002. We evaluated the terms of the obligation to issue additional warrants to such holders in the context of EITF No. 96-19 and determined that the agreement to provide such additional warrants constituted an extinguishment, for accounting purposes, of the Series F held by such holders. The deemed dividend was equal to the fair value of the future warrant obligations that were initially included in the effective dividend rate, plus the remaining discount originally attributed to this issuance. In connection with the modification, we determined that the obligation to issue warrants in the future should be classified as a liability (Note 1—Derivative Instruments). Accordingly, the deemed dividend was increased by the fair value of the additional warrants. The deemed dividend associated with the extinguishment was $23,884,000 in 2001.

        In connection with the issuance of the Series F, we incurred approximately $3.6 million of issuance costs, which were amortized as dividends based on an effective dividend rate over the estimated life of the financial instrument.

        Each issuance of Series F was evaluated as to the classification of, and accounting for, associated freestanding warrants and additional warrants to purchase common stock as permanent equity or liabilities as previously described in Note 1—Derivative Instruments. Proceeds from the issuance of Series F were then allocated using the appropriate allocation method, also as previously described. In its effective dividend rate calculations, we included the impact of increasing rate dividends, issuance costs, the estimated fair value of additional warrants (if not classified as derivative liabilities), the amortization of any related discount, and the estimated outstanding term of the instrument based on management's intent to refinance a portion of the original Series F. The obligation to issue additional warrants, if classified as a liability, was marked to fair value to reflect changes in the underlying common stock prices, management's estimates of the probability of issuance and other factors at each balance sheet date.

        As a result of the Equity Recap, the Series F has been replaced. Greenlight's interests in Series F have been exchanged for common stock and the Halpern Denny Interests in Series F, along with certain other former Halpern Denny Interests, were converted into Series Z. Since the price of our common stock as of September 24, 2003 exceeded the negotiated conversion price of the Greenlight conversion of Series F into our common stock, we recorded a loss on the exchange of approximately $23.0 million.

        The components of Series F were zero at December 30, 2003 and were included in the accompanying 2002 balance sheet as follows:

December 31, 2002
(amounts in thousands)
Proceeds from issuance of Series F preferred stock, $16,398 of which was the value of the Series D conversion	$66,398
Discount attributable to fees and commissions	(3,254)
Discount attributable to initial and future warrants	(33,027)
Accreted PIK Preferred Stock	23,330
Extinguishment of discount	8,271
Effective dividend amortization of discount	23,214

$84,932

Common Stock

        At a special meeting of our stockholders held on September 20, 2001, our stockholders approved an increase in the number of authorized shares of our common stock to 150,000,000 shares. Additionally, the stockholders approved the following changes at the September 24, 2003 annual meeting:

  •
  an amendment to increase the number of shares of common stock authorized for issuance from 150,000,000 to 1,500,000,000;

  •
  an amendment to effect a 1.6610444-for-one forward stock split in order to effect the transactions contemplated by the Equity Recap; and,

  •
  an amendment to decrease the number of shares of common stock authorized for issuance from 1,500,000,000 to 15,000,000 following the effectiveness of the reverse stock split.

        All previously reported stock amounts have been adjusted to reflect these changes.

Warrants

        As of December 30, 2003, we have 968,337 warrants outstanding all of which are exercisable. These warrants have exercise prices ranging from $0.60 to $663.00 per share, of which 957,872 are exercisable at $1.00 or less per share, and have terms ranging from three to ten years. Such warrants were issued in connection with financings and certain other services.

	December 30, 2003 Warrants	December 31, 2002 Warrants	January 1, 2002 Warrants
Outstanding, beginning of year	659,328	858,336	54,498
Issued	541,027	459,363	803,838
Exercised	—	(658,371)	—
Converted	(227,747)	—	—
Forfeited	(4,271)	—	—

Outstanding, end of year	968,337	659,328	858,336

Exercisable, end of year	968,337	659,328	858,336

Stock Options

        Our 1994 Stock Plan (the "1994 Plan") provides for the granting to employees of incentive stock options and for the granting to employees and consultants of non-statutory stock options and stock purchase rights. Unless terminated sooner, the 1994 Plan will terminate automatically in August 2004. Our board of directors has the authority to amend, suspend or terminate the 1994 Plan, subject to any required approval by our stockholders under applicable law, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1994 Plan.

        Options generally become exercisable in ratable installments over a period of up to four years and expire ten years from the date of grant. On a pro-forma basis, we recognize stock compensation expense on a straight-line basis. In December of 2002, our stockholders approved an amendment to the 1994 Plan to increase the number of shares available for issuance under the 1994 Stock plan to 107,968. As of December 31, 2002, there were 20,981 shares reserved for future issuance under the 1994 Plan. No options currently available for exercise are considered "in-the-money". On November 21, 2003, the board of directors suspended the 1994 Plan.

        Our 1995 Directors' Stock Option Plan (the "Directors' Option Plan") was adopted by our board of directors and approved by the Company's stockholders in August 1995. Unless terminated sooner, the Directors' Option Plan will terminate automatically in August 2005. Our board of directors may amend or terminate the Directors' Option Plan at any time; provided, however, that no such action may adversely affect any outstanding option without the optionee's consent and the provisions affecting the grant and terms of options may not be amended more than once during any six-month period. A total of 1,661 shares of common stock have been reserved for issuance under the Directors' Option Plan. The Directors' Option Plan provides for the automatic grant of non-statutory stock options to nonemployee directors of the Company. These options vest immediately upon grant. On December 19, 2003, our board of directors suspended the Directors' Option Plan.

        On November 21, 2003, our board of directors adopted the Executive Employee Incentive Plan, amended on December 19, 2003, (the "2003 Plan") subject to stockholder approval at the next annual meeting. The 2003 Plan provides for granting incentive stock options to employees and granting non-statutory stock options to employees and consultants. Unless terminated sooner, the 2003 Plan will terminate automatically in December 2013. The board of directors has the authority to amend, modify or terminate the 2003 Plan, subject to any required approval by our stockholders under applicable law or upon advice of counsel. No such action may affect any options previously granted under the 2003 Plan without the consent of the holders. The number of shares issuable pursuant to options granted under the 2003 Plan is 900,000. Options were granted December 19, 2003 subject to stockholder approval of the Plan and vest in part based upon the passage of time and, in part, upon our financial performance. Options that do not vest due to the failure to achieve specific financial performance criteria are forfeited. As of December 30, 2003, there were 39,000 shares reserved for future issuance under the 2003 Plan.

        On December 19, 2003, our board of directors adopted the Stock Option Plan for Independent Directors, effective January 1, 2004, (the "2004 Directors' Plan") subject to approval by our stockholders at the next annual meeting. Our board of directors may amend, suspend, or terminate the 2004 Directors' Plan at any time, provided, however, that no such action may adversely affect any outstanding option without the option holders consent. A total of 200,000 shares of common stock have been reserved for issuance under the 2004 Directors' Plan. The 2004 Directors' Plan provides for the automatic grant of non-statutory stock options to independent directors on January 1 of each year. On

January 1, 2004, 30,000 options were granted under the 2004 Directors' Plan subject to stockholder approval of the 2004 Directors' Plan. Options become exercisable six months after the grant date and are exercisable for 5 years from the date of grant unless earlier terminated.

        We may issue options from time to time outside the plans described above.

        A summary of our option activity during the years ended December 30, 2003, December 31, 2002 and January 1, 2002 is presented in the table and narrative below:

	December 30, 2003		December 31, 2002		January 1, 2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	86,647	$17.46	47,582	$97.53	26,609	$148.10
Granted	877,495	4.05	84,219	15.61	20,990	33.71
Forfeited	(85,797)	16.89	(45,154)	98.68	(17)	180.61

Outstanding, end of year	878,345	4.12	86,647	17.46	47,582	97.53

Exercisable, end of year	2,345	$33.99	30,418	$20.02	27,755	$143.89

Weighted average, fair value of options granted		$2.84		$6.47		$22.88

        The following table summarizes information about stock options outstanding at December 30, 2003:

Exercise Price	Number Outstanding at December 30, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 30, 2003	Weighted Average Exercise Price
$3.90 - $8.00	876,000	9.97	$4.04	—	$—
$8.01 - $90.00	1,827	9.41	$12.20	1,827	$12.20
$90.01 - $241.00	518	5.82	$110.80	518	$110.80

	878,345	9.96	$4.12	2,345	$33.99

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001 respectively: risk-free interest rates of 3.0%; expected dividend yields of 0%; expected lives of four years and expected stock price volatility of 100%.

10.   Income Taxes

        Components of the (provision for) benefit from the income taxes are as follows:

	December 30, 2003	December 31, 2002	January 1, 2002
	(amounts in thousands)
Current
Federal	—	—	—
State	(812)	(366)	(167)

	(812)	(366)	(167)
Deferred
Federal	11,366	13,948	11,412
State	1,624	1,993	1,630
Increase in valuation allowance	(12,990)	(15,941)	(13,042)

	—	—	—
Total income tax benefit (expense)	(812)	(366)	(167)

        The actual income tax (provision) benefit at December 30, 2003, December 31, 2002 and January 1, 2002 is reconciled to the amounts computed by applying the statutory federal rate to income before taxes as follows:

	December 30, 2003	December 31, 2002	January 1, 2002
	(amounts in thousands)
Expected tax at 35%	23,413	14,037	6,487
State net of federal benefit	1,624	742	612
Loss on extinguishment of debt	(8,052)	—	—
Other, net	(497)	796	5,776
Adjustments for prior year returns	(4,310)	—	—
Change in valuation allowance	(12,990)	(15,941)	(13,042)

Total benefit (provision) for taxes	(812)	(366)	(167)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 30, 2003, December 31, 2002 and January 1, 2002 are as follows:

	December 30, 2003	December 31, 2002
	(amount in thousands)
Deferred tax assets
Operating loss carryforwards	55,853	35,358
Accrued expenses	4,771	7,223
Allowances for doubtful accounts	1,324	1,829
Property, plant and equipment	—	1,969
Valuation allowance	(59,369)	(46,379)

Total deferred tax asset	2,579	—
Deferred tax liabilities
Property, plant and equipment	(2,579)	—

Total deferred tax liability	(2,579)	—

Net deferred tax asset (liability)	—	—

        For income tax purposes, at December 30, 2003, we had net operating loss carryforwards of approximately $139.6 million, expiring at various dates through 2023. The utilization of approximately $116.5 million of the aforementioned net operating loss carryforwards is subject to an annual limitation under the provisions of Section 382 of the Internal Revenue Code.

        We believe it is more likely than not that our net deferred tax asset will not be realized. Accordingly, a valuation allowance has been recorded against the deferred tax asset at December 30, 2003 and December 31, 2002. Should we conclude that the deferred tax asset is, at least in part, realizable, the valuation allowance will be reversed to the extent of such expected realizability.

11.   Other Long-Term Liabilities

        Other long-term liabilities consist of the following:

	December 30, 2003	December 31, 2002
	(amounts in thousands)
Vendor contractual agreements(a)	$8,014	$8,210
Guaranteed franchisee debt(b)	874	905
Deferred rent	1,509	1,445

	$10,397	$10,560

(a)
A strategic supplier of ours provided advance funding in the amount of $10,000,000 to us in 1996 as part of a contract to continue buying products from the supplier. This contract has an indefinite life. The accounting for this contract is to recognize a reduction of cost of goods sold based on the volume of purchases of the vendor's product.

(b)
In connection with our acquisition of Manhattan, we agreed to guarantee certain loans to franchisees made by two financial institutions. Each balance sheet date, we evaluate the fair value of such liability. As of December 30, 2003 and December 31, 2002, the fair value of the liability reflected above is the maximum potential exposure related to such loans pursuant to agreements with the financial institutions regarding the established caps on our obligation, which is also our best estimate of future pay-outs we will make under these guarantees.

12.   Derivative Liability

        As a result of the Equity Recap executed on September 24, 2003, we no longer have contingently issuable warrants and all issued warrants are classified as permanent equity. Consequently, we no longer have a warrant derivative liability at December 30, 2003.

        The following tables indicates the value of embedded derivatives related to our debt and equity instruments as of December 30, 2003 and December 31, 2002 and the cumulative impact of changes in the derivative liability within the statement of operations for the years ended December 30, 2003, December 31, 2002, and January 1, 2002:

	December 30, 2003	For the Year Ended December 30, 2003
Instrument	Value of Embedded Derivative Liability	Cumulative Change in Fair Value of Derivatives
	(amounts in thousands)
Series F preferred stock	$—	$(52)
Greenlight obligation	—	636
Bridge Loan	—	502
$140 Million Facility	—	(93)

Total	$—	$993

	December 30, 2002	For the Year Ended December 30, 2002
Instrument	Value of Embedded Derivative Liability	Cumulative Change in Fair Value of Derivatives
	(amounts in thousands)
Series F preferred stock	$266	$(677)
Greenlight obligation	1,599	1,544
Bridge Loan	502	643
$140 Million Facility	480	(1,277)

Total	$2,847	$233

For the Year Ended January 1, 2002
Instrument	Cumulative Change in Fair Value of Derivatives
(amounts in thousands)
Series F preferred stock	$41,654
Greenlight obligation	11,374
Bridge Loan	4,220
$140 Million Facility	432

Total	$57,680

        The amounts listed in the above table are affected by the market price of the underlying common stock and other factors described in Note 1—Derivative Instruments. As of December 31, 2000, the closing price of the common stock was $1.125, which price had decreased to $0.26 by January 1, 2002 and was $0.09 on December 31, 2002. Additionally, as disclosed in Notes 6 and 9, significant issuances of warrants (previously contingently-issuable) under the $140 Million Facility and Series F agreements occurred during the year ended December 31, 2002. As a result of applying the classification methodology described in Note 1—Derivative Instruments, the fair value of the issued warrants was reclassified to permanent equity, as denoted on the consolidated statement of changes in stockholders' equity for the years ended December 30, 2003 and December 31, 2002.

13.   Assets Held for Resale

        In prior years, assets held for resale included company-owned stores that we intended to sell to our franchisees within the next fiscal year. We evaluated the realization of the carrying amount of such assets based on the estimated fair value of such assets, which is determined based on the stores' estimated selling price, less costs to sell. In 2001, we recorded an impairment charge of approximately $3.3 million in accordance with Statement of Financial Accounting Standards No. 121. ("SFAS 121") as a result of our continued inability to sell the stores, and a shift in brand focus given the Einstein Acquisition (Note 3). During 2001, we sold four stores in New York, and closed ten locations classified as assets held for resale. During 2002, we sold seven stores for an aggregate sales price of $1.4 million, and closed 15 stores classified as assets held for resale.

14.   Reorganization and Integration

        During the quarter ended October 1, 2002, we implemented a plan to shut down our dough manufacturing facilities on the East Coast. During the quarter ended December 31, 2002, we implemented a plan to terminate the lease obligation for the Eatontown location. We vacated the Eatontown location in the last week of 2002. When initiated, the restructuring plans were expected to take approximately one year to complete, subject to our ability to sublease the Eatontown facility. In the fourth quarter of fiscal 2003, we became aware that the Eatontown facility was in the process of being sold and that the landlord had engaged a valuation expert to determine the total cost associated with our vacating the facility. Based upon the results of this study, we adjusted our initial charge to our estimate of the ultimate liability on the Eatontown facility. We ultimately recorded a $4.8 million charge associated with these restructuring plans in 2002. Approximately $2.2 million of this charge represented a write-off of equipment and leasehold improvements that were either abandoned or deemed unusable by us.

        The following table presents the activity and balances of the 2002 restructuring accrual for fiscal 2003:

Category	Balance as of December 31, 2002	Application of costs against accrual	Underaccrual Additional Expense	Overaccrual Expense Reduction	Balance as of December 30, 2003
	(amounts in thousands)
Facility consolidation costs	$1,447	$(160)	$2,413	$—	$3,700
Severance costs	125	(90)	—	(35)	—
Contract termination and other	132	(68)	—	(33)	31

Total	$1,704	$(318)	$2,413	$(68)	$3,731

        The following table displays the activity and balances of the 2002 restructuring accrual account for fiscal 2002:

Category	Initial Accrual	Application of costs against accrual	Underaccrual Additional Expense	Overaccrual Expense Reduction	Balance as of December 31, 2002
	(amounts in thousands)
Facility consolidation costs	$1,447	$—	$—	$—	$1,447
Severance costs	787	(662)	—	—	125
Contract termination and other	300	(168)	—	—	132

Total	$2,534	$(830)	$—	$—	$1,704

        During the quarter ended July 3, 2001, we implemented a plan to consolidate our two dough manufacturing facilities on the West Coast, eliminate duplicative labor lines of assembly, and terminate certain lease obligations inclusive of several restaurant and other locations. We recorded a $4.4 million charge associated with this restructuring plan. Approximately $1.0 million of this charge represented a write-off of equipment and leasehold improvements that were either abandoned or deemed unusable by us. As of December 30, 2003, we anticipate the remaining lease liabilities to expire on or before October of 2006.

        The following tables display the 2003, 2002, 2001 activity and balances of the 2001 restructuring accrual account:

Category	Balance as of December 31, 2002	Application of costs against accrual	Underaccrual Additional Expense	Overaccrual Expense Reduction	Balance as of December 30, 2003
	(amounts in thousands)
Facility consolidation costs	$311	$(266)	$—	$(32)	$13
Severance costs	7	—	—	(7)	—
Contract termination and other	7	(14)	7	—	—
Store lease termination	739	(229)	—	(181)	329

Total	$1,064	$(509)	$7	$(220)	$342

Category	Balance as of January 1, 2002	Application of costs against accrual	Underaccrual Additional Expense	Overaccrual Expense Reduction	Balance as of December 31, 2002
	(amounts in thousands)
Facility consolidation costs	$379	$(68)	$—	$—	$311
Severance costs	151	(229)	85	—	7
Contract termination and other	58	(94)	43	—	7
Store lease termination	2,348	(907)	445	(1,147)	739

Total	$2,936	$(1,298)	$573	$(1,147)	$1,064

Category	Initial 2001 Accrual	Application of costs against accrual	Underaccrual Additional Expense	Overaccrual Expense Reduction	Balance as of January 1, 2002
	(amounts in thousands)
Facility consolidation costs	$379	$—	$—	$—	$379
Severance costs	151	—	—	—	151
Contract termination and other	233	(204)	42	(13)	58
Store lease termination	2,629	(293)	12	—	2,348

Total	$3,392	$(497)	$54	$(13)	$2,936

15.   Commitments and Contingencies

Operating Leases

        We lease office and retail space under various non-cancelable operating leases. Property leases normally require payment of a minimum annual rental plus a pro rata share of certain landlord operating expenses. As of December 30, 2003, approximate future minimum rental payments under non-cancelable operating leases for the next five years and the period thereafter were as follows:

Year	December 30, 2003
(amounts in thousands)
2004	$28,981
2005	25,943
2006	19,564
2007	10,018
2008	3,303
2009 and thereafter	6,397

Total minimum lease payments	94,206
Less: sub-lease income	(4,013)

$90,193

        Rent expense under operating leases was approximately $31,309,000, $30,641,000 and $18,022,000 for the years ended December 30, 2003, December 31, 2002 and January 1, 2002 respectively.

Capital Leases

        We have capital leases for computer equipment used in our stores and offices. As of December 30, 2003, the remaining payments under such capital leases were as follows:

Year	December 30, 2003
(amounts in thousands)
2004	$180
2005	29

Total minimum lease payments	$209

401(k) Plan

        We assumed ENBC Employee Savings Plan (401(k) plan) in connection with the purchase of Einstein on June 19, 2001. All employees of ENBC, excluding officers, are eligible to participate in the plan if they meet certain compensation and eligibility requirements. The 401(k) plan allows participating employees to defer the receipt of a portion of their compensation and contribute such amount to one or more investment options. We have accrued a match of 25% of the participants' elective contribution for 2003. Our contribution expense in 2003, 2002 and 2001 was $203,000, $298,000 and $102,000, respectively. Our contributions vest at the rate of 100% after three years of service.

Health Insurance Plan

        We are self-insured for medical and workers' compensation under a stop loss arrangement. The self-insurance liability related to workers' compensation is determined actuarially based on claims filed. The self-insurance liability related to medical claims includes an estimate for claims incurred but not yet reported based on the time lag between when a claim is incurred and when the claim is paid by us.

The amounts related to these claims are included as a component of accrued expenses. While the ultimate amount of claims incurred is dependent on future developments, in our opinion, the reserves are adequate to cover the future payment of claims. However, it is reasonably possible that recorded reserves may not be adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded from ultimate claims payments will be reflected in operations in the period in which such adjustments are known.

Fixed Fee Distribution Agreement

        Through December of 2002, we maintained a fixed fee distribution agreement with a national distribution company (distributor) whereby the distributor supplied substantially all products for resale in our company-operated restaurant locations. In addition, we maintained a separate fixed fee distribution agreement with the distributor for delivery of certain proprietary products to our franchised locations. Effective February 20, 2002, we entered into Mutual Termination Agreements (Agreement) with the distributor which provided for the termination of each of the fixed fee distribution agreements effective August 2, 2002. Pursuant to the restated agreement, the distributor was required to provide distribution services to all locations through August 2, 2002, which date was extended until December 2002. As a part of the agreement, we were required to pay the distributor $12,000,000, representing a portion of the unamortized $5,000,000 investment made by the distributor at the inception of the original agreement and a reduced amount of outstanding trade payables and other previously accrued charges. We recorded a reduction to general and administrative expense of $2,750,000 in 2002 as the carrying amount of the associated liabilities exceeded the payments made under this agreement by such amount.

        As of November 2002, we had replaced the national distributor with six regional custom distributors to our company-operated and franchised locations.

Purchase Commitments

        We have obligations with certain of our major suppliers of raw materials (primarily frozen bagel dough) for minimum purchases both in terms of quantity and pricing on an annual basis. The total of these future purchase obligations on December 30, 2003 was approximately $14.2 million. Furthermore, from time to time, we will commit to the purchase price of certain commodities that are related to the ingredients used for the production of our bagels. On a periodic basis, we review the relationship of these purchase commitments to our business plan, general market trends and our assumptions in our operating plans. If these commitments are deemed to be in excess of the market, we will charge off the costs in excess of the market in the period they are incurred. Furthermore, if the minimum purchase commitment requirements are deemed in excess of our forecasted purchases, we will charge off the excess purchase commitment as an increase in cost of sales, in the period the difference is determined.

Legal Proceedings

        We are subject to claims and legal actions in the ordinary course of our business, including claims by our franchisees, licensees, and employees or former employees. We do not believe that an adverse outcome in any currently pending or threatened matter, other than described below, would have a material adverse effect on our business, results of operations or financial condition.

        On August 7, 2003, we received a subpoena for documents from the Office of the Attorney General of the State of New York ("NYAG"). The subpoena primarily requests information relating to whether a net worth exemption from franchise registration, which was granted to New World in

April 2000 pursuant to the New York Franchise Act, Article 33 of New York's General Business Law, remains in force. On November 25, 2003, the NYAG made a supplemental document request. We have completed the initial document production and are responding to the supplemental request. We are cooperating with the NYAG requests under the subpoena, and our discussions with the NYAG are ongoing. The NYAG has indicated that it will not process the current UFOC registration until this issue is resolved. Given our current business plans, we do not anticipate that this will have a material effect on us.

        On March 18, 2003, Industrial Way, LLC, owner of premises leased by Manhattan in Eatontown, NJ, filed a lawsuit against us and Manhattan in the Superior Court of New Jersey, Law Division, Monmouth County. In its amended complaint dated May 5, 2003, the plaintiff alleges causes of action for wrongful conversion of personal property (consisting of fixtures and equipment), damage to leasehold property, and breach of the lease. The landlord seeks to recover compensatory damages in an unspecified amount, which damages purportedly include amounts relating to outstanding rents, acceleration of rent through the balance of the term, interest on outstanding payments due, costs to repair physical damage to the premises, expenses incurred in reletting the property, court costs and attorneys' fees. Plaintiff has also raised an alternative theory of damages based on diminution in value of the building of which the premises are a part. We have answered the amended complaint and counterclaimed. We have engaged an expert to appraise the landlord's claims and its expert's evaluations.

        On June 4, 2003, Ramin Kamfar, our former Chairman of the Board and Chief Executive Officer, filed an action in the United States District Court for the Southern District of New York against us and Anthony D. Wedo, our former Chairman and Chief Executive Officer, alleging causes of action for breach of contract, defamation, declaratory relief and punitive damages. In this action, Mr. Kamfar alleges that we breached confidentiality and non-disparagement provisions in his separation agreement with us by disclosing certain financial and other terms contained therein. We have answered and asserted affirmative defenses, and counterclaims against Mr. Kamfar, including claims for breach of fiduciary duty, fraud, and breach of contract. Mr. Kamfar answered those counterclaims on October 27, 2003.

        On March 31, 2003, Jerold E. Novack, our former Chief Financial Officer, Secretary, and one of our stockholders, filed a complaint in the United States District Court for the District of New Jersey against us, Anthony D. Wedo, our former Chairman and Chief Executive Officer, and William J. Nimmo, a former member of our board of directors. The complaint claims breach of plaintiff's employment contract, breach of our fiduciary duties to plaintiff, defamation, and violation of the New Jersey Conscientious Employee Protection Act, and in addition seeks a declaration that the termination of plaintiff "for cause" was invalid. We have answered and filed counterclaims against Mr. Novack and filed a motion to dismiss certain claims. In January 20, 2004, the court granted our motion to dismiss the breach of fiduciary duty claim.

        On July 31, 2002, Tristan Goldstein, a former store manager, and Valerie Bankhordar, a current store manager, filed a putative class action against Einstein and Noah Corp. ("ENC") in the Superior Court for the State of California, County of San Francisco. The plaintiffs allege that ENC failed to pay overtime wages to managers and assistant managers of its California stores, whom it is alleged were improperly designated as exempt employees in violation of California wage and hour laws and Business Profession Code Section 17200. After several procedural matters, including the dismissal of claims against Paul J.B. Murphy, III, our Acting Chairman and Chief Executive Officer, we have answered and discovery is continuing on the class certification issues.

        We have been notified that the Department of Justice intends to sue us, Richard Windisch, and Jerold E. Novack (our former Chief Financial Officer) on our guarantees of an SBA loan to 723 Food Corp., Mr. Windisch's operating company, a former franchisee. The outstanding balance on the loan is approximately $162,000.

        On April 3, 2002, we were notified by the Securities and Exchange Commission that the Commission is conducting an investigation into the resignation of our former Chairman, R. Ramin Kamfar, and the termination for cause of our former Chief Financial Officer, Jerold Novack, and the delay in filing the Form 10-K for 2001. We have cooperated fully with the investigation as well as with a Department of Justice inquiry relating to these issues. Further, several of the former and present officers and directors have requested that we advance reasonable legal expenses on their respective behalves to the extent any of them is or has been requested to provide information to the Commission in connection with its investigation. We are fulfilling our obligations as required by applicable law and our By-Laws. We have no knowledge of any activity with regard to the Securities and Exchange Commission investigation, or the Department of Justice inquiry for more than six months.

        On February 23, 2000, New World Coffee of Forest Hills, Inc., a franchisee, filed a demand for arbitration with the American Arbitration Association (American Arbitration Association, New York, New York, Case No. 13-114-237-00) against us alleging fraudulent inducement and violations of New York General Business Law Article 33. The franchisee seeks damages of $750,000. We dispute the franchisee claims and are seeking amounts owed under the franchise agreement and monies owed for goods purchased by the franchisee in the amount of $200,000. An arbitrator has been selected and document exchange is complete. No hearing date has been scheduled.

        On October 28, 2002, Sansim Patel, Inc., a subfranchisee of Manhattan, filed suit against Manhattan, the master franchisee, and others in Orange County (Orlando, Florida). The plaintiff alleges claims of civil conspiracy and unjust enrichment against Manhattan and seeks rescission of its franchise agreement with Manhattan. The plaintiff also seeks damages in an unspecified amount. In December 2002, we filed a motion to dismiss all of the claims asserted against us by the plaintiff, based in part on a general release the plaintiff had previously executed in favor of Manhattan. That motion remains pending with the Court.

        In July 2002, the New Jersey Division of Taxation entered judgment in the amount of $5,744,902, plus costs, against Manhattan Bagel Construction Company, a wholly owned subsidiary of Manhattan. This judgment represents amounts for corporate income taxes for the period from 1996 to 2000, and sales and use taxes for the period from 1995 to 1997. At that same time, the Division of Taxation provided Manhattan Bagel Construction Company with a Notice and Demand for Payment of Tax in the additional amount of $130,200, for corporate income taxes and sales and use taxes for the period from October 2001 through June 2002. Manhattan Bagel Construction Company ceased operations in or about early 1997 and has existed since that time only as a non-operating entity with no assets. With regard to taxes imposed for the period prior to early 1997, we believe that those amounts are barred from being asserted against Manhattan because they were not asserted in Manhattan's November 1997 bankruptcy proceeding.

        We cannot predict the outcome of the matters discussed above. There can be no assurance that we will not be subject to regulatory sanctions or that civil penalties or monetary damage or other relief will not be awarded against us.

16.   Related Party Transactions

        Several of our stockholders or former stockholders, including BET, Brookwood, Halpern Denny, Greenlight Capital, L.L.C. and certain of their affiliates (BET, Brookwood, Halpern Denny, and Greenlight, respectively), have also been involved in our financings, refinancings and have purchased our debt and equity securities. We have summarized below financial transactions involving these investors, including the issuance of the $160 Million Facility in July 2003 and the Equity Recap (See Note 1—2003 Debt Refinancing and Equity Recapitalization) completed in September 2003.

        Leonard Tannenbaum, a director, is the Managing Director of MYFM Capital LLC and a limited partner and 10% owner in BET. His father-in-law is Bruce Toll, an affiliate of BET. Josh Clark, a director, was until March 2004, employed by Greenlight. Greenlight beneficially owns approximately 97% of our common stock.

        Eve Trkla, a director of our company until August 16, 2003, is the Chief Financial Officer of Brookwood Financial Partners, L.P., a former affiliate of Brookwood. Ms. Trkla was designated by Brookwood as a director to serve for the period specified in the Stockholders Agreement (which was terminated as a result of the Equity Recap).

        On January 22, 2001, we consummated a sale of 20,000 shares of our authorized but unissued Series F preferred stock to Halpern Denny in exchange for the sum of $20.0 million. At such time we entered into a Series F Preferred Stock and Warrant Purchase Agreement with Halpern Denny. Pursuant to the Series F Preferred Stock and Warrant Agreement, Halpern Denny was paid a transaction fee of $500,000. William Nimmo, a director of the Company until June 6, 2003, is a partner in Halpern, Denny and Co., an affiliate of Halpern Denny. Mr. Nimmo was designated by Halpern Denny as a director of our company. In connection with the Series F Preferred Stock and Warrant Purchase Agreement, we issued Halpern Denny a warrant to purchase 140,925 shares of our common stock at an exercise price of $0.60 per share.

        BET and Brookwood had invested the sum of $15.0 million for substantially the same purpose as that contemplated by the Series F Purchase Agreement, which investment was made in August 2000, and BET and Brookwood were then holding Series D preferred stock, which had a right to approve the creation of the Series F preferred stock. Therefore, we considered it appropriate to restructure the investment documents relating to the August 2000 investment by BET and Brookwood. Accordingly, we, BET and Brookwood entered into an Exchange Agreement on January 22, 2001, whereby we exchanged all of our outstanding Series D preferred stock, including accrued but unpaid dividends (all of which were retired), for a total of 16,398.33 shares of Series F preferred stock. BET and Brookwood also exchanged the warrants received by them in August 2000 for warrants to purchase an aggregate of 108,406 shares of our common stock. On May 30, 2001, we issued 415 shares of common stock to Mr. Tannenbaum in connection with the exchange of all of the outstanding shares of Series D preferred stock for shares of Series F preferred stock. In connection with the January 2001 Series F preferred stock financing, Bruce Toll, an affiliate of BET, was issued 3,322 shares of common stock.

        On March 29, 2001, we consummated a sale of 5,000 additional shares of our Series F preferred stock to Halpern Denny in exchange for the sum of $5 million. Pursuant to the terms of the Second Series F Preferred Stock and Warrant Purchase Agreement (the "Second Purchase Agreement") with Halpern Denny, we also sold Halpern Denny warrants to purchase 35,231 shares of our common stock at a price per share of $0.60 (subject to adjustment as provided in the form of warrant). Pursuant to the Second Purchase Agreement, Halpern Denny was paid a transaction fee of $200,000.

        In connection with the Einstein Acquisition, on June 7 and June 19, 2001, Halpern Denny purchased an additional 7,500 shares of Series F preferred stock for the sum of $7.5 million and warrants to purchase 49,193 shares of our common stock at a price per share of $0.60 (subject to adjustment as provided in the form of warrant) pursuant to the Series F Preferred Stock Purchase Agreement. In addition, on June 19, 2001, Greenlight Capital and certain of its affiliates purchased 12,500 shares of Series F preferred stock and warrants to purchase 175,688 shares of our common stock at a price per share of $0.60 (subject to adjustment as provided in the form of warrant) pursuant to the Third Series F Preferred Stock and Warrant Purchase Agreement (the "Third Purchase Agreement"). Pursuant to the Third Purchase Agreement, Halpern Denny was paid a transaction fee of $250,000 and Greenlight Capital was paid a transaction fee of $417,000.

        Commencing in 2002, the holders of the Series F preferred stock became entitled to receive additional warrants. See Note 9—Mandatorily Redeemable Series F Preferred Stock.

        On January 17, 2001, we entered into a Bond Purchase Agreement with Greenlight Capital. Pursuant to the agreement, Greenlight formed a limited liability company, GNW, and contributed $10.0 million to GNW to purchase Einstein bonds. We were the exclusive manager of GNW. The agreement provided Greenlight with a secure interest in GNW and a right to receive the return of its original contribution plus a guaranteed accretion of 15% per year, increasing to 17% on January 17, 2002 and by an additional 2% each six months thereafter (the "Guaranteed Return"). In connection with the agreement, we issued Greenlight warrants to purchase an aggregate of 70,462 shares of our common stock at $0.60 per share. On June 19, 2001, GNW, Greenlight and we entered into a letter agreement, pursuant to which, among other things, Greenlight consented to the pledge of the Einstein bonds owned by GNW to secure the EnbcDeb Notes. We were required to apply all proceeds received with respect to the Einstein bonds to repay the EnbcDeb Notes. To the extent that there were any excess proceeds, we were required to pay them to Greenlight. If Greenlight did not receive a return equal to its Guaranteed Return, we were obligated to issue Greenlight Series F with a face amount equal to the deficiency and warrant coverage equal to 1.125% of our fully diluted common stock for each $1.0 million of deficiency. Except for the warrants, these items were retired as part of the Debt Refinancing and Equity Recap.

        BET, Brookwood, Halpern Denny, Greenlight, Special Situations and we entered into a Stockholders Agreement, which was terminated upon the Equity Recap, and which related principally to the composition of our board of directors.

        On May 30, 2002, we entered into a Loan and Security Agreement with BET, which provided for a $7.5 million revolving loan facility at 11% interest. The facility was secured by substantially all of our assets. In connection with obtaining the facility, we paid MYFM Capital LLC a fee of $75,000. As of December 31, 2002, $6.0 million of the revolving credit facility was outstanding. The facility was to expire on March 31, 2003. In February 2003, BET and we executed an amendment to the facility to extend the maturity of the facility to June 1, 2003. From February 1, 2003 to June 1, 2003, the interest rate was 13% per annum. BET and MYFM Capital LLC received an extension fee of $187,500 in connection with the amendment, payable at maturity, and an additional $112,500 because the facility was not paid in full by June 2, 2003. After June 1, 2003, the interest rate for borrowings under the facility was 15% per annum, and MYFM Capital LLC received a $25,000 fee for entering into a standstill agreement with us. The facility was repaid with the proceeds of issuance of the $160 Million Facility in July 2003, and BET received $3,000 for reimbursement of legal fees and expenses.

        In July 2003, Greenlight purchased all of the outstanding EnbcDeb Notes from Jefferies. Upon consummation of the Equity Recap, we issued 4,337.481 shares of Series F to Greenlight in full payment of the outstanding Bridge Loan. The shares of Series F were converted into common stock in the Equity Recap.

        On June 25, 2003, Halpern Denny, Greenlight and we entered into the Equity Recap pursuant to which the parties agreed to a recapitalization of our equity structure. Pursuant to the Equity Recap, we reimbursed Greenlight and Halpern Denny for legal fees and disbursements incurred in connection with their investment in us and the Equity Restructuring in the respective amounts of $226,000 and $125,000.

        Greenlight purchased $35.0 million and BET purchased $7.5 million of our $160 Million Facility.

        On December 8, 2003, we entered into a consulting agreement with Ms. Jill B. W. Sisson to provide legal, consulting and advisory services to us and to serve as General Counsel and Secretary. Pursuant to the Agreement, Ms. Sisson is paid $15,833 per month and, on December 19, 2003, was granted options to purchase 75,000 shares of common stock pursuant to the 2003 Plan subject to stockholder approval of such a plan at the 2004 annual meeting. The options vest in part, upon length of service and in part, upon the achievement of specified financial goals by us. In addition, Ms. Sisson is eligible to receive annual additional premium compensation based upon our performance and personal performance. Ms. Sisson will also be reimbursed for reasonable and necessary out-of-pocket expenses. The agreement provides for non-solicitation of our employees for a year after termination of the agreement, and can be terminated by either party upon 30 days notice.

17.   Selected Quarterly Financial Data (unaudited)

        The following table presents selected quarterly financial data for the periods indicated (in thousands, except per share data)

	April 2, 2003	July 2, 2003	September 30, 2003	December 30, 2003
Revenues	$95,211	$97,749	$93,227	$97,119
Income (loss) from operations(1)	(243)	(2,414)	(2,177)	(6,968)
Net loss(2)	(7,742)	(13,115)	(34,174)	(12,677)
Net loss available to common stockholders(3)	(12,344)	(22,936)	(34,174)	(12,677)
Basic and Diluted loss per share	$(8.10)	$(14.28)	$(13.55)	$(1.29)
	April 2, 2002	July 2, 2002	October 1, 2002	December 31, 2002
Revenues	$97,647	$101,578	$98,697	$100,728
Income (loss) from operations(1)	(1,506)	2,512	(5,803)	4,481
Net income (loss)(2)	(27,420)	(84)	(9,538)	(3,431)
Net loss available to common stockholders(3)	(34,132)	(6,901)	(16,464)	(10,570)
Basic and Diluted earnings (loss) per share(4)	$(29.20)	$(5.66)	$(11.47)	$(7.38)

        We present our quarterly results on a 13-week basis ending the last Tuesday of each quarter.

(1)
The loss from operations includes charges for integration and restructuring in the amounts of ($0.2) million and $2.3 million for the respective quarters ended September 30, 2003 and December 30, 2003 and amounts of $0.1 million, ($0.7) million, $3.3 million and $1.4 million for the respective quarters ended April 2, 2002, July 2, 2002, October 1, 2002 and December 31, 2002.

  These charges for integration and restructuring are further discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

The quarter ended December 30, 2003 includes an Impairment charge of $5.3 million, which is further discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2)
The net loss includes the following items that are further discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations:

•
Cumulative change in fair value of derivatives for the respective 2003 quarters ended April 1, July 1 and September 30 of $0.7 million, ($0.7) million and $1.1 million and for the respective 2002 quarters ended April 2, July 2, and October 1 of ($13.6) million, $9.8 million and $4.1 million;

•
Gain on investment in debt securities for the respective quarters ended December 30, 2003 and December 31, 2002 of $0.4 million and $2.5 million; and,

•
Loss on exchange of Series F Preferred Stock due to Equity Recap of $23.0 million for the quarter ended September 30, 2003.

(3)
The Net loss available to common stockholders includes dividends and accretion on Preferred Stock for the respective 2003 quarters' ended April 1 and July 1 of $4.6 million and $9.8 million and for the respective 2002 quarters' ended April 2, July 2, October 1, and December 31 of $6.7 million, $6.8 million, $6.9 million and $7.2 million. In connection with the Equity Recap, the Series F and its related dividends and accretion, have been recapitalized and, as of the quarter ended September 30, 2003, we are no longer incurring these items.

(4)
The sum of basic and diluted earnings per share for the four quarters may differ from annual earnings per share due to the required method of computing the weighted average number of shares in interim periods.

Schedule II—Valuation of Qualifying Accounts

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
For the fiscal year ended January 1, 2002:
Allowance for doubtful accounts	$3,462	1,775	1,140	$4,097
Restructuring reserve	$—	3,446	510	$2,936
Valuation allowance for deferred taxes	$17,396	13,042	—	$30,438
For the fiscal year ended December 31, 2002:
Allowance for doubtful accounts	$4,097	639	125	$4,611
Restructuring reserve	$2,936	3,107	3,275	$2,768
Valuation allowance for deferred taxes	$30,438	15,941	—	$46,379
For the fiscal year ended December 30, 2003:
Allowance for doubtful accounts	$4,611	1,815	3,116	$3,310
Restructuring reserve	$2,768	2,420	1,115	$4,073
Valuation allowance for deferred taxes	$46,379	12,990	—	$59,369

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, are estimated.

Securities and Exchange Commission registration fee.	$355.00
Printing fees and expenses	25,000.00
Legal and blue sky fees and expenses	125,000.00
Accounting fees and expenses	20,000.00
Miscellaneous expenses	3,000.00

Total	$173,355.00

*
To be completed by amendment.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

        During the three years preceding the filing of this registration statement, Registrant has not sold securities without registration under the Securities Act of 1933, except as described below.

        Securities issued in each of such transaction were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. The sales of securities were made without the use of an underwriter. The recipients of the securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and restrictive legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Registrant or had access, through relationships with Registrant, to information about Registrant.

        On January 17, 2001, Registrant issued Greenlight Capital, L.P., Greenlight Capital Offshore, Ltd. and Greenlight Capital Qualified, L.P. (collectively "Greenlight") five-year warrants to purchase 70,462 shares of common stock at an exercise price per share of $0.60 in connection with a Bond Purchase Agreement between Registrant and Greenlight. On June 19, 2001, Registrant issued Greenlight warrants to purchase an additional 119,871 shares of common stock at an exercise price per share of $1.00 pursuant to this agreement.

        On January 22, 2001, Registrant sold 20,000 shares of Series F preferred stock to Halpern Denny Fund III, L.P. ("Halpern Denny") for $20.0 million. In addition, Registrant issued Halpern Denny a warrant to purchase 140,925 shares of common stock at an exercise price of $0.60 per share.

        On January 22, 2001, Registrant exchanged all of its outstanding Series D preferred stock, including accrued but unpaid dividends (all of which were retired), for a total of 16,398.33 shares of Series F preferred stock. In addition, BET and Brookwood also exchanged the warrants received by them in August 2000 for warrants to purchase an aggregate of 108,406 shares of our common stock at an exercise price of $0.60 per share. On May 30, 2001, we issued 415 shares of common stock to Leonard Tannenbaum in connection with the exchange of all of the outstanding shares of Series D preferred stock for shares of Series F preferred stock. In connection with the January 2001 Series F preferred stock financing, Registrant issued 3,322 shares of common stock to Bruce Toll, an affiliate of BET.

        On March 29, 2001, Registrant sold 5,000 shares of Series F preferred stock to Halpern Denny for $5.0 million. In addition, Registrant issued Halpern Denny warrants to purchase 35,231 shares of common stock at an exercise price per share of $0.60.

        On June 7 and June 19, 2001, Registrant sold 7,500 shares of Series F preferred stock to Halpern Denny for $7.5 million and warrants to purchase 56,220 shares of common stock at an exercise price per share of $0.60.

        On June 19, 2001, Registrant sold 21,000 shares of its Series F preferred stock to Halpern Denny, Greenlight, Special Situations Fund, L.P., Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P. for $21.0 million. In addition, Registrant issued such investors warrants to purchase 295,156 shares of common stock at an exercise price per share of $0.60.

        On June 19, 2001, we issued $140.0 million of Senior Increasing Rate Notes due 2003. The increasing rate notes were placed through Jefferies and Company, Inc. In connection with the increasing rate notes, on June 19, 2001, Registrant issued warrants to purchase 137,200 shares of its common stock at an exercise price of $1.00 per share to the holders of the increasing rate notes.

        On June 17, 2003, Registrant issued the holders of its outstanding senior secured increasing rate notes due June 15, 2003 warrants to purchase an aggregate of 113,099.94 shares of common stock at an exercise price of $1.00 per share in exchange for entering into a 30-day standstill agreement with Registrant.

        Effective as of September 30, 2003, we effected the following equity recapitalization:

  •
  each stockholder received 0.6610444 new shares of common stock for every share of common stock held by such stockholder in connection with a 1.6610444-for-one forward stock split in order to effect the transactions contemplated by the equity restructuring agreement;

  •
  the per share exercise price and the number of shares of common stock issuable upon the exercise of each outstanding option or warrant (other than the warrants that were issued in connection with the increasing rate notes under a warrant agreement dated June 19, 2001, as amended between The Bank of New York, as warrant agent and us) were adjusted to reflect the forward stock split;

  •
  we issued Halpern Denny 57,000 shares of Series Z preferred stock, par value $0.001 per share in exchange for 56,237.994 shares of Series F preferred stock, par value $0.001 per share (including accrued and unpaid dividends, which were payable in additional shares of Series F preferred stock), 23,264,107 shares of common stock and warrants to purchase 13,711,054 shares of common stock; and

  •
  immediately following the forward stock split, we issued Greenlight and its affiliates 938,084,289 shares of common stock in exchange for 61,706.237 shares of Series F preferred stock. These shares of Series F preferred stock include:

  •
  shares originally issued as Series F preferred stock;

  •
  shares converted into Series F preferred stock from the Greenlight obligation; and

  •
  shares converted into Series F preferred stock from the bridge loan, which was acquired by Greenlight from Jefferies & Company, Inc.

        On July 8, 2003, we issued $160 million of 13% senior secured notes due 2008. The notes offering was made to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Jefferies & Company, Inc. acted as initial purchaser. The notes were later exchanged for an equal amount of our 13% senior secured notes due 2008 that have been registered under the Securities Act of 1933.

        During the thirteen weeks ended June 29, 2004, we received consideration of $568 and issued 557 shares of our common stock upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holder in a private financing transaction related to our issuance of increasing rate notes which were repaid in July 2003.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

        The following exhibits are filed with this registration statement:

Exhibit No.	Description
3.1	Articles of incorporation(1)
3.2	Restated Certificate of Incorporation(5)
3.21	Restated Certificate of Incorporation(10)
3.22	Restated Certificate of Incorporation(11)
3.23	Restated Certificate of Incorporation(12)
3.24	Restated Certificate of Incorporation(13)
3.25	Restated Certificate of Incorporation(14)
3.26	Restated Certificate of Incorporation(15)
3.3	Third Amended By-laws(2)
3.4	Amendments to By-laws(8)
4.1	Specimen Common Stock Certificate of Registrant(19)
4.7	New World Restaurant Group, Inc. Certificate of Designation, Preferences and Rights of Series Z Preferred Stock(9)
5.1	Opinion of Holme Roberts & Owen LLP regarding the legality of the common stock being registered*
10.1	1994 Stock Plan(2)
10.2	Directors' Option Plan(2)
10.3	Executive Employee Incentive Plan(20)
10.4	Stock Option Plan for Independent Directors(21)
10.5	Severance Agreement And Mutual General Release between Registrant and Anthony Wedo, effective as of October 24, 2003(19)
10.6	Consulting Agreement between Registrant and Jill B.W. Sisson effective as of December 8, 2003(19)
10.7	Rights Agreement between Registrant and American Stock Transfer & Trust Company, as Rights Agent dated as of June 7, 1999(3)
10.8	Asset Purchase Agreement dated as of February 10, 2001, by and between Einstein Acquisition Corp., GNW, ENBC and ENBP(4)

10.81	Order of the United States Bankruptcy Court for the District of Arizona dated June 1, 2001 approving Asset Purchase Agreement(4)
10.9	Loan and Security Agreement dated as of May 30, 2002 between BET and Registrant(7)
10.10	Amendment No. 1 to the Loan and Security Agreement dated as of July 18, 2002 between BET and Registrant(8)
10.11	Amendment No. 2 to the Loan and Security Agreement dated as of July 30, 2003 between BET and Registrant(8)
10.12	Amendment No. 3 to the Loan and Security Agreement dated as of February 1, 2003 between BET and Registrant(8)
10.13	Letter Agreement dated as of October 10, 2002, by and among Registrant, BET, Brookwood and Halpern Denny(8)
10.14	Amendment No. 1 to Warrant Agreement dated as of March 15, 2002 between Registrant and The Bank of New York, as successor in interest to the United States Trust Company of New York(17)
10.15	Escrow Deposit Agreement dated as of June 10, 2003, between Registrant and The Bank of New York, as Trustee(17)
10.16	Standstill Agreement dated as of June 17, 2003, between Registrant and BET(16)
10.17	Standstill Agreement dated as of June 17, 2003, by and among Registrant and the Increasing Rate Note Holders as set forth therein(16)
10.18	Equity Restructuring Agreement dated as of June 26, 2003, by and among Registrant, Greenlight and Halpern Denny(16)
10.19	Purchase Agreement dated as of June 27, 2003, between Registrant and Jefferies & Company(17)
10.20
Note Purchase and Put Agreement dated as of June 27, 2003, by and among Registrant, Jefferies & Co., Farallon Capital Partners, L.P. and its affiliates and Farallon Capital Offshore Investors, Inc.(16)
10.21	Indenture dated as of July 8, 2003, by and among Registrant, the Subsidiary Guarantors and The Bank of New York, as Trustee(17)
10.22	144A Global Note (including guarantees thereon) by and among Registrant, the Subsidiary Guarantors and The Bank of New York, as Trustee(17)
10.23	IAI Global Note (including guarantees thereon) by and among Registrant, the Subsidiary Guarantors and The Bank of New York, as Trustee(17)
10.24	Amendment to Note Purchase and Security Agreement dated as of July 8, 2003 by and among Jefferies & Co., Registrant and New World EnbcDeb Corp.(17)
10.25	Pledge and Security Agreement dated as of July 8, 2003, by and among Registrant, the Subsidiary Guarantors and The Bank of New York, as Trustee(17)
10.26	Patent Security Agreement dated as of July 8, 2003, by and among Registrant and the Subsidiary Guarantors, in favor of The Bank of New York, as Collateral Agent(17)
10.27	Trademark Security Agreement dated as of July 8, 2003, between Registrant and The Bank of New York, as Collateral Agent(17)

10.28	Trademark Security Agreement dated as of July 8, 2003, between Chesapeake Bagel Franchise Corp. and The Bank of New York, as Collateral Agent(17)
10.29	Trademark Security Agreement dated as of July 8, 2003, between Einstein/Noah Bagel Partners, Inc. and The Bank of New York, as Collateral Agent(17)
10.30	Trademark Security Agreement dated as of July 8, 2003, between Einstein and Noah Corp. and The Bank of New York, as Collateral Agent(17)
10.31	Trademark Security Agreement dated as of July 8, 2003, between Manhattan Bagel Company, Inc. and The Bank of New York, as Collateral Agent(17)
10.32
Loan and Security Agreement dated as of July 8, 2003, by and among Registrant and certain of its Subsidiaries (as therein defined), as Borrower(s) and Guarantors, AmSouth Bank, as Agent, AmSouth Bank and the financial institutions named therein, as Lenders, and AmSouth Capital Corp., as Administrative Agent(16)
10.33	Security Agreement and Mortgage—Trademarks and Patents dated as of July 8, 2003, by and among Registrant, the Subsidiary Guarantors and the Bank of New York, as Trustee(16)
10.34	Pledge Agreement dated as of July 8, 2003, by and among Registrant and certain of its Subsidiaries, as Pledgors in favor of AmSouth Bank, as Agent(16)
10.35	Intercreditor Agreement dated as of July 8, 2003, by and among Registrant, the Subsidiary Guarantors, AmSouth Bank and the Bank of New York as Trustee(16)
10.36	Amendment Agreement with AmSouth Bank dated December 30, 2003(18)
10.37	Second Amendment Agreement with AmSouth dated February 9, 2004(19)
10.38	Registration Rights Agreement dated as of July 8, 2003, between Registrant, the Subsidiary Guarantors and Jefferies & Company, Inc.(17)
10.39	Form of Common Stock Purchase Warrant issued to Halpern Denny, BET and Brookwood(6)
10.40	Form of Common Stock Purchase Warrant issued to the Greenlight Entities(6)
10.41	Registration Rights Agreement dated as of January 17, 2001, by and among the Company, Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore, Ltd.(6)
10.42	Form of Common Stock Purchase Warrant issued to Halpern Denny(22)
10.43	Amended and Restated Registration Rights Agreement dated as of January 18, 2001, by and among the Company, Halpern Denny, BET and Brookwood(6)
10.44	Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of January 18, 2001, by and among the Company, Halpern Denny, BET and Brookwood(22)
10.45	Amendment No. 2 to Registration Rights Agreement dated as of June 19, 2001, by and among the Company, Halpern Denny, BET and Brookwood(4)
10.46	Form of Common Stock Purchase Warrant issued to Halpern Denny, Greenlight Capital and Special Situations(4)
10.47	Warrant Agreement dated as of June 19, 2001, by and among the Company, Jeffries & CO. and the United States Trust Company of New York (4)

10.48	Registration Rights Agreement dated as of June 19, 2001, by and between the Company and Jefferies & Co.(4)
21.1	List of Subsidiaries(19)
23.1	Consent of Grant Thornton LLP*
23.2	Consent of Holme Roberts & Owen LLP (included in Exhibit 5.1)*
24.1	Powers of attorney (included in signature page)*

*
Filed herewith.

(1)
Incorporated by reference to Exhibit 3.2 from the Registrant's Registration Statement on Form SB-2 (33-95764).

(2)
Incorporated by reference from Registrant's Registration Statement on Form SB-2 (33-95764).

(3)
Incorporated by reference from Registrant's Current Report on Form 8-K dated June 7, 1999.

(4)
Incorporated by reference from Registrant's Current Report on Form 8-K dated July 3, 2001.

(5)
Incorporated by reference from Registrant's Current Report on Form 8-K dated September 7, 1999.

(6)
Incorporated by reference from Registrant's Current Report on Form 8-K dated January 17, 2001.

(7)
Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2002.

(8)
Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2002, filed on May 14, 2003.

(9)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as schedule 1 to annex B.

(10)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex D.

(11)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex E.

(12)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex F.

(13)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex G.

(14)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex H.

(15)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex I.

(16)
Incorporated by reference from Registrant's Form S-4 Registration Statement (File No. 333-107894), filed on September 19, 2003.

(17)
Incorporated by reference from Registrant's Form S-4 Registration Statement (File No. 333-107894), filed on August 12, 2003.

(18)
Incorporated by reference from Registrant's Current Report on Form 8-K, filed on January 5, 2004.

(19)
Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 30, 2003.

(20)
Incorporated by reference from Registrant's Schedule 14A, filed on April 8, 2004 included as annex C.

(21)
Incorporated by reference from Registrant's Schedule 14A, filed on April 8, 2004 included as annex D.

(22)
Incorporated by reference from the Registrant's Current Report on Form 8-K dated March 29, 2001.

(b)
Financial Statement Schedules

        See the Index to Consolidated Financial Statements included on page F-1 for a list of the financial statements included in this prospectus.

        See page S-1 for Schedule II—Valuation and Qualifying Accounts.

        All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this Registration Statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on August 11, 2004.

NEW WORLD RESTAURANT GROUP, INC.

By:	/s/ PAUL J.B. MURPHY, III Paul J.B. Murphy, III President and Chief Executive Officer (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Paul J.B. Murphy, III	President and Chief Executive Officer and Director (Principal Executive Officer)	August 11, 2004
* Richard P. Dutkiewicz	Chief Financial Officer (Principal Financial and Accounting Officer)	August 11, 2004
* John S. Clark II	Director	August 11, 2004
* S. Garrett Stonehouse, Jr.	Director	August 11, 2004
* Leonard Tannenbaum	Director	August 11, 2004
/s/ E. NELSON HEUMANN E. Nelson Heumann	Director	August 11, 2004
/s/ FRANK C. MEYER Frank C. Meyer	Director	August 11, 2004
*/s/ JILL B. SISSON, ATTORNEY IN FACT

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